Exhibit 99.1 : Independent Consolidated Auditor’s Report of Shinhan Financial Group

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditor’s Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with Korean Standards on Auditing (KSAs), the Group’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2024 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 4, 2025 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statement as of and for the year ended December 31, 2024. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1)
Assessment of allowance for credit losses for loans

As discussed in Notes 3.(h), 5.(b), and 13 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 4,565,931 million as of December 31, 2024. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (including debt restructuring, total capital erosion, etc.).

The individual assessment involves judgment by the Group in estimating the future cash flows expected from collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). When measuring allowance for credit losses, PD estimated considering various factors such as collateral, product and borrower type, credit rating, loan size, recovering period, etc. and LGD per recovery type are applied. For corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. When measuring the allowance for credit losses on corporate loans, PD is determined based on borrower's internal credit risk rating, which is assessed by considering both quantitative and qualitative factors. In particular, the evaluation of qualitative factors requires a high level of judgment by the Group.

We identified the following risks in accordance with the assessment of the allowance for credit losses for loans as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement;


Risks of misstatement in the allowance for credit losses due to errors and fraud when assessing the quantitative and qualitative factors for determining internal credit risk ratings of corporate loans, measuring PD and LGD, and incorporating FLI for the collective ECL calculation.

The following are the primary audit procedures we performed to address this key audit matter.


We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (ii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans; (iii) the completeness and accuracy of quantitative data used in the credit risk ratings.

We involved credit risk professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating forward-looking PD and LGD on a sample basis.

We evaluated on a sample basis whether, the internal credit risk ratings of corporate loans for collective ECL calculation were assessed in accordance with the Group policy.

(2) Internally measured fair value of level 3 derivatives, and level 3 derivative-linked securities

As discussed in Notes 5.(e) to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3 in the fair value hierarchy.

Those financial instruments measured at fair value classified as level 3 include derivatives and derivative-linked securities both held and issued by Shinhan Securities Co., Ltd. (a subsidiary of the Group), of which fair value is measured by the internally developed valuation models. The fair value of such derivative assets and liabilities as of December 31, 2024 was KRW 718,788 million and KRW 535,162 million, respectively.

Also, the fair value of such derivative-linked securities held (presented as ‘financial assets at fair value through profit or loss – debt securities’) and issued (presented as ‘financial liabilities designated at fair value through profit or loss’) as of December 31, 2024 was KRW 86,279 million and KRW 7,146,909 million, respectively. In order to measure the fair value of these financial instruments, the Group uses valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.

We identified the following risk in accordance with the measurement of fair value level 3 of the derivatives and derivative-linked securities as a key audit matter considering the level of judgement;


Risks of misstatement in the fair value of the level 3 derivatives and the derivative-linked securities measured by internally developed valuation models due to inappropriate applying unobservable inputs (including volatility of underlying assets, correlations, regression coefficients, discount rates, etc.) and related assumptions.

The following are the primary audit procedures we performed to address this key audit matter.


We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the derivatives and derivative-linked securities. This included controls related to the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values.

We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating unobservable inputs on a selection of the derivatives and derivative-linked securities; and (ii) developing unobservable inputs independently for a selection of the derivatives and derivative-linked securities and comparing the resulting fair value estimates to the Group’s fair value measurements.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Jung-Soo Bok.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note		2024	2023

Assets
Cash and due from banks at amortized cost	5, 9, 13, 20	~~W~~	40,525,712	34,629,251
Financial assets at fair value through profit or loss	5, 10, 20		72,146,845	71,216,564
Derivative assets	5, 11		10,279,257	4,711,421
Securities at fair value through other comprehensive income	5, 12, 20		93,805,369	90,311,979
Securities at amortized cost	5, 12, 20		33,315,999	35,686,487
Loans at amortized cost	5, 13, 20		449,295,238	411,739,562
Property and equipment	14, 19, 20		4,157,592	3,972,304
Intangible assets	15		6,120,133	6,217,946
Investments in associates	16		2,752,980	2,692,031
Current tax receivable			54,658	30,590
Deferred tax assets	45		205,506	153,719
Investment property	17		327,696	257,806
Net defined benefit assets	26		155,697	114,378
Insurance contract assets	28		5,639	10,654
Reinsurance contract assets	28		184,754	88,353
Other assets	5, 13, 18, 20		26,401,598	29,925,844
Assets held for sale			29,583	36,444

Total assets		~~W~~	739,764,256	691,795,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2024 and 2023

(In millions of won)	Note		2024	2023
Liabilities
Deposits	5, 21	~~W~~	422,781,045	381,512,664
Financial liabilities at fair value through profit or loss	5, 22		954,899	1,868,977
Financial liabilities designated at fair value through profit or loss	5, 23		8,220,475	7,796,727
Derivative liabilities	5, 11		10,058,532	5,038,416
Borrowings	5, 24		49,920,373	56,901,352
Debt securities issued	5, 25		93,765,854	81,561,725
Net defined benefit liabilities	26		38,974	67,620
Provisions	27		1,308,896	1,369,666
Current tax payable			203,131	92,253
Deferred tax liabilities	45		423,821	542,595
Insurance contract liabilities	28		51,124,629	48,333,208
Reinsurance contract liabilities	28		98,063	93,240
Investment contract liabilities	5, 30		1,165,022	1,572,685
Other liabilities	5, 31		40,879,509	48,722,340

Total liabilities			680,943,223	635,473,468

Equity	32
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,600,121	4,001,731
Capital surplus			12,094,968	12,094,968
Capital adjustments			(807,114)	(658,664)
Accumulated other comprehensive loss			(1,824,440)	(1,074,453)
Retained earnings			39,020,580	36,387,314
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			56,053,756	53,720,537
Non-controlling interests			2,767,277	2,601,328
Total equity			58,821,033	56,321,865

Total liabilities and equity		~~W~~	739,764,256	691,795,333

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of won)	Note		2024	2023

Interest income		~~W~~	29,209,338	27,579,211
Interest expense			(17,807,036)	(16,761,289)
Net interest income	35		11,402,302	10,817,922

Fees and commission income			4,295,366	4,175,243
Fees and commission expense			(1,580,492)	(1,528,037)
Net fees and commission income	36		2,714,874	2,647,206

Insurance income			3,116,553	2,899,599
Reinsurance income			73,578	44,985
Insurance service expenses			(2,131,560)	(1,748,779)
Reinsurance service expenses			(75,405)	(82,190)
Net insurance income	28		983,166	1,113,615

Insurance finance income			202,363	143,064
Insurance finance expenses			(301,802)	(659,161)
Net insurance finance income (expenses)	29		(99,439)	(516,097)

Dividend income	37		239,097	181,486
Net gain on financial instruments at fair value through profit or loss	38		1,210,771	2,493,626
Net loss on financial instruments designated at fair value through profit or loss	39		(344,453)	(437,780)
Net gain on foreign currency transaction			510,985	256,766
Net gain (loss) on disposal of securities at fair value through other comprehensive income	12		60,260	(129,575)
Net gain (loss) on disposal of securities at amortized cost	12		(23,155)	251
Provision for allowance for credit loss	40		(2,013,274)	(2,244,503)
General and administrative expenses	41		(6,116,240)	(5,895,337)
Other operating expenses, net	43		(2,066,224)	(2,186,730)

Operating income			6,458,670	6,100,850

Equity method income (loss)	16		(23,822)	125,088
Other non-operating expense	44		(405,756)	(260,978)
Profit before income taxes			6,029,092	5,964,960

Income tax expense	45		1,470,922	1,486,960
Profit for the year		~~W~~	4,558,170	4,478,000

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share data)	Note		2024	2023

Other comprehensive income for the year, net of income tax	32
Items that are or may be reclassified to profit or loss:
Valuation gain on securities at fair value through other comprehensive income		~~W~~	1,146,623	3,162,544
Equity in other comprehensive income of associates			6,671	7,156
Foreign currency translation adjustments for foreign operations			416,182	(6,245)
Net change in unrealized fair value of cash flow hedges			38,514	61,280
Net finance income on insurance contract assets (liabilities)			(2,334,235)	(2,172,458)
Net finance income (expense) on reinsurance contract assets (liabilities)			(1,523)	(20,772)
			(727,768)	1,031,505
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			(62,143)	(200,857)
Valuation gain on securities at fair value through other comprehensive income			43,258	8,174
Gain (loss) on disposal of securities at fair value through other comprehensive income			7,329	(3,056)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(6,341)	8,623
			(17,897)	(187,116)
Total other comprehensive income (loss), net of income tax			(745,665)	844,389

Total comprehensive income for the year		~~W~~	3,812,505	5,322,389

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	32, 46	~~W~~	4,450,177	4,368,035
Non-controlling interests			107,993	109,965
		~~W~~	4,558,170	4,478,000
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,702,863	5,208,629
Non-controlling interests			109,642	113,760
		~~W~~	3,812,505	5,322,389

Earnings per share:	32, 46
Basic and diluted earnings per share in won		~~W~~	8,441	8,048

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Profit for the year		-	-	-	-	-	4,368,035	4,368,035	109,965	4,478,000
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	3,163,334	-	3,163,334	4,328	3,167,662
Equity in other comprehensive income (loss) of associates		-	-	-	-	7,156	-	7,156	-	7,156
Foreign currency translation adjustments for foreign operations		-	-	-	-	(6,234)	-	(6,234)	(11)	(6,245)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	61,280	-	61,280	-	61,280
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(2,172,458)	-	(2,172,458)	-	(2,172,458)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(20,772)	-	(20,772)	-	(20,772)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(200,335)	-	(200,335)	(522)	(200,857)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	8,623	-	8,623	-	8,623
Total other comprehensive income		-	-	-	-	840,594	-	840,594	3,795	844,389
Total comprehensive income (loss)		-	-	-	-	840,594	4,368,035	5,208,629	113,760	5,322,389

Other changes in equity
Dividends		-	-	-	-	-	(455,215)	(455,215)	-	(455,215)
Interim dividends		-	-	-	-	-	(817,122)	(817,122)	-	(817,122)
Dividends to hybrid bonds		-	-	-	-	-	(189,672)	(189,672)	-	(189,672)
Issuance of hybrid bonds (Note 32)		-	897,646	-	-	-	-	897,646	-	897,646
Repayment of hybrid bonds (Note 32)		-	(1,092,883)	-	(102,667)	-	-	(1,195,550)	-	(1,195,550)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	317	-	(317)	-	-	-
Acquisition of treasury stock (Note 32)		-	-	-	(485,947)	-	-	(485,947)	-	(485,947)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Retirement of treasury stock (Note 32)		-	-	-	485,947	-	(486,028)	(81)	-	(81)
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)	-	(75)
Change in other capital adjustments		-	-	-	26,703	-	(463)	26,240	-	26,240
Change in other non-controlling interests		-	-	-	(158)	-	-	(158)	(204,148)	(204,306)
		-	(195,237)	(75)	(75,805)	-	(1,948,817)	(2,219,934)	(204,148)	(2,424,082)
Reclassification of OCI to retained earnings		-	-	-	-	(4,297)	4,297	-	-	-
Balance at December 31, 2023	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2024

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Profit for the year		-	-	-	-	-	4,450,177	4,450,177	107,993	4,558,170
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	1,196,353	-	1,196,353	857	1,197,210
Equity in other comprehensive income (loss) of associates		-	-	-	-	6,671	-	6,671	-	6,671
Foreign currency translation adjustments for foreign operations		-	-	-	-	415,006	-	415,006	1,176	416,182
Net change in unrealized fair value of cash flow hedges		-	-	-	-	38,514	-	38,514	-	38,514
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(2,334,235)	-	(2,334,235)	-	(2,334,235)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(1,523)	-	(1,523)	-	(1,523)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(61,759)	-	(61,759)	(384)	(62,143)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(6,341)	-	(6,341)	-	(6,341)
Total other comprehensive income		-	-	-	-	(747,314)	-	(747,314)	1,649	(745,665)
Total comprehensive income (loss)		-	-	-	-	(747,314)	4,450,177	3,702,863	109,642	3,812,505

Other changes in equity
Dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Interim dividends		-	-	-	-	-	(820,287)	(820,287)	-	(820,287)
Dividends to hybrid bonds		-	-	-	-	-	(176,945)	(176,945)	-	(176,945)
Issuance of hybrid bonds (Note 32)		-	797,866	-	-	-	-	797,866	-	797,866
Repayment of hybrid bonds (Note 32)		-	(199,476)	-	(524)	-	-	(200,000)	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 32)		-	-	-	(700,000)	-	-	(700,000)	-	(700,000)
Disposal of treasury stock (Note 32)		-	-	-	297	-	-	297	-	297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2024

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Retirement of treasury stock (Note 32)		-	-	-	450,000	-	(450,102)	(102)	-	(102)
Change in other capital adjustments		-	-	-	(890)	-	(886)	(1,776)	-	(1,776)
Change in other non-controlling interests		-	-	-	-	-	-	-	56,307	56,307
		-	598,390	-	(148,450)	-	(1,819,584)	(1,369,644)	56,307	(1,313,337)
Reclassification of OCI to retained earnings		-	-	-	-	(2,673)	2,673	-	-	-
Balance at December 31, 2024	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of won)	Note		2024	2023

Cash flows from operating activities
Profit for the year		~~W~~	4,558,170	4,478,000
Adjustments for:
Interest income	35		(29,209,338)	(27,579,211)
Interest expense	35		17,807,036	16,761,289
Dividend income	37		(239,097)	(181,486)
Income tax expense	45		1,470,922	1,486,960
Net fees and commission expense	36		330,896	307,492
Net insurance income	29		(983,166)	(1,113,615)
Net insurance finance expense	29		99,439	516,097
Net gain on financial instruments at fair value through profit or loss	38		(678,697)	(1,228,900)
Net gain on derivatives	11		(82,184)	(292,483)
Net gain (loss) on foreign currency translation			(107,294)	4,396
Net loss (gain) on financial instruments designated at fair value through profit or loss	39		35,604	(54,256)
Net gain (loss) on disposal of securities at fair value through other comprehensive income	12		(60,260)	129,575
Net loss (gain) on disposal of securities at amortized cost	12		23,155	(251)
Provision for allowance for credit loss	40		2,013,274	2,244,503
Employee benefit	26		157,711	145,874
Depreciation and other amortization	41		1,280,382	1,185,006
Other operating expense	43		687,447	859,065
Equity method loss (income), net	16		23,822	(125,088)
Other non-operating expense (income)	44		323,593	200,355
			(7,106,755)	(6,734,678)

Changes in assets and liabilities:
Due from banks at amortized cost			(408,314)	1,325,355
Securities at fair value through profit or loss			(159,581)	(7,374,788)
Deposits at fair value through profit or loss			(5,418)	-
Loans at fair value through profit or loss			(138,009)	620,955
Financial instruments designated at fair value through profit or loss			379,352	(726,476)
Derivative instruments			(83,294)	(336,770)
Loans at amortized cost			(34,952,582)	(5,652,482)
Insurance contract assets			5,015	(10,387)
Reinsurance contract assets			(96,401)	(4,262)
Other assets			2,036,969	(6,394,740)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2024 and 2023

(In millions of won)	Note		2024	2023

Deposits		~~W~~	38,873,523	(1,380,003)
Net defined benefit liabilities			(246,347)	7,263
Provisions			(505,457)	(424,494)
Insurance contract liabilities			(916,060)	(1,247,849)
Reinsurance contract liabilities			936	(31,265)
Investment contract liabilities			(467,655)	(671,181)
Other liabilities			(8,626,434)	13,479,464
			(5,309,757)	(8,821,660)

Income taxes paid			(1,030,947)	(1,931,943)
Interest received			28,511,378	26,411,959
Interest paid			(15,218,677)	(13,058,769)
Dividends received			222,887	186,937

Net cash inflow from operating activities			4,626,299	529,846

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			5,846,223	3,845,778
Acquisition in financial instruments at fair value through profit or loss			(7,043,560)	(5,355,995)
Proceeds from disposal of securities at fair value through other comprehensive income			44,576,886	36,748,023
Acquisition of securities at fair value through other comprehensive income			(44,514,955)	(36,745,746)
Proceeds from disposal of securities at amortized cost			7,646,004	4,257,920
Acquisition of securities at amortized cost			(5,109,510)	(6,421,141)
Proceeds from disposal of property and equipment	14, 44		6,652	16,159
Acquisition of property and equipment	14		(263,836)	(261,444)
Proceeds from disposal of intangible assets	15, 44		8,102	25,029
Acquisition of intangible assets	15		(514,938)	(454,794)
Proceeds from disposal of investments in associates	16		326,439	377,496
Acquisition of investments in associates	16		(662,106)	(428,423)
Proceeds from disposal of investment property	17, 44		5,281	166,767
Acquisition of investment property	17		(3,202)	(5,367)
Proceeds from disposal of assets held for sale			-	3,663
Change in other assets			31,741	1,959
Proceeds from settlement of hedging derivative financial instruments			50,300	29,123
Payment of settlement of hedging derivative financial instruments			(236,988)	(70,720)
Net cash inflow (outflow) from investing activities			148,533	(4,271,713)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2024 and 2023

(In millions of won)	Note		2024	2023

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	797,866	897,646
Repayments of hybrid bonds			(200,000)	(1,195,550)
Net change in borrowings			(8,231,239)	8,153,087
Proceeds from debt securities issued			54,660,582	47,674,027
Repayments of debt securities issued			(45,082,555)	(43,808,445)
Increase in financial liabilities designated at fair value through profit or loss			-	209,969
Changes in other liabilities			(61,797)	164,567
Dividends paid			(1,267,146)	(1,461,371)
Proceeds from settlement of hedging derivative financial instruments			2,774,765	1,538,590
Payments of settlement of hedging derivative financial instruments			(2,655,404)	(1,459,027)
Acquisition of treasury stock			(700,000)	(485,947)
Disposal of treasury stock			297	-
Retirement of treasury stock			(102)	(81)
Increase (decrease) in non-controlling interests			54,717	(205,169)
Repayments of lease liabilities			(272,634)	(262,055)
Conversion costs for preferred stock to common stock			-	(75)
Net cash inflow (outflow) from financing activities			(182,650)	9,760,166

Effect of exchange rate changes on cash and cash equivalents held			238,477	(15,361)
Increase in cash and cash equivalents			4,830,659	6,002,938

Cash and cash equivalents at beginning of year	48		30,416,884	24,413,946

Cash and cash equivalents at end of year	48	~~W~~	35,247,543	30,416,884

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2024 and 2023 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		December 31, 2024	December 31, 2023
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd. (*2)	〃	〃	-	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance Co., Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2024 and 2023 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		December 31, 2024	December 31, 2023
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	December 31	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	75.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia (*3)	Indonesia	〃	-	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED (*4)	Hong Kong	〃	-	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) The major assets were sold to Shinhan Bank in January 2024, and the liquidation process was completed after the distribution of remaining assets on July 15, 2024.

(*3) As of August 30, the entire stock was sold, and it was excluded from the consolidated subsidiaries.

(*4) Due to a decline in ownership interest for the year ended December 31, 2024, control was lost, and it was excluded from consolidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 181 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 171 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

(*) The Group provides ABCP purchase agreements and others of ~~W~~6,903,822million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 6, 2025. and the consolidated financial statements will be submitted for approval to the stockholders’ meeting to be held on March 26, 2025.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

-
derivative financial instruments measured at fair value
-
financial instruments at fair value through profit or loss measured at fair value
-
financial instruments at fair value through other comprehensive income measured at fair value
-
liabilities for cash-settled share-based payment arrangements measured at fair value
-
financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-
liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets
-
Insurance and reinsurance contract assets and liabilities measured at fair value

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the economic environment in which each individual company of group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the controlling company’s functional and presentation currency.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2024 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that might have a significant risk of resulting in a material adjustment within the next financial year are described in Note 4.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainties are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023 except as explained below.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2. Basis of preparation (continued)

(e) Standards and amendments adopted by the Group

The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements from the beginning on January 1, 2024.

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company’s own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.

ii) Amendments to K-IFRS No. 1007, ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Supplier Finance Arrangements

The amendments add to the disclosure objectives in K-IFRS 1007, ‘Cash Flow Statement,’ that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company’s liabilities and cash flows. The amendments also amend K-IFRS 1107, ‘Financial Instruments: Disclosures,’ to add supplier finance arrangements as an example of a requirement to disclose information about an entity’s exposure to concentrations of liquidity risk. There is no significant impact on the consolidated financial statements from these amendments.

iii) The following new and amended standards are not expected to have a significant impact on the consolidated financial statements.

- Lease liabilities arising from sale and leaseback transactions ( K-IFRS No. 1116 'Leases')

- Crypto assets disclosure (K-IFRS No. 1001 'Presentation of Financial Statements')

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies

Material accounting policies applied by the Group upon the preparation of consolidated financial statements under K-IFRS are described below, and consolidated financial statements for the year ended December 31, 2024 and comparative periods were prepared using the same accounting policy, except as described in Note 2.

(a) Operating segments

The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 8. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.

The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

If an entity of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. Considering the terms and conditions of the arrangement in which the structured entity was established, the entity is included in the consolidated entities if it is determined that the Group obtains gains and losses from the operations thereof, and the Group has the ability to direct the activities of the entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

- Leases are required to be classified based on the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Compensation assets are recognized and measured on the same basis as the items subject to compensation

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquired are measured as the non-controlling interests' proportionate share of the acquirer’s identifiable net assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in the investments of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying amount of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash, and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized in the consolidated statement of financial position when the Group becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on recognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized in the consolidated statement of comprehensive income gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

iii-1) Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset measured at amortized cost that is not subject to a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(f) Non-derivative financial assets (continued)

iii-2) Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than (reversal of) impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

iii-3) Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain (loss) on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

i-1) Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

i-2) Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

i-3) Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Gains and losses on initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is deferred, and the deferred gains and losses on initial transaction are depreciated on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

(h) Expected credit losses of financial assets

Except for financial assets measured at fair value through profit or loss, financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income are assessed for expected credit losses at the end of each reporting period and recognized as loss allowance. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(h) Expected credit losses of financial assets (continued)

i) Reflection of forward-looking information

The Group reflects forward-looking information when measuring expected credit losses. Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.

ii) Measurement of expected credit loss of financial assets at amortized cost

The expected credit loss of amortized financial assets is measured as the difference between the present value of the cash flows expected to be received and the cash flow to be received in accordance with loan agreements. For this purpose, the Group calculates expected cash flows for individually significant financial assets. For financial assets that are not individually significant, the Group collectively measures the expected credit losses thereof with similar credit risk characteristics.

Expected credit losses are deducted from financial assets at amortized cost using ACL, which are written off along with the assets if the assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected, and the changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit loss of financial assets at FVOCI is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of financial assets at FVOCI, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives for the acquisition cost after deduction of the residual value. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 ~ 50 years
Other properties	4 ~ 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(k) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 ~ 50 years	Straight-line

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(l) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities. Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs. Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

If internal rate of return from in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Additional considerations for the Group when accounting for lessees include:

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(l) Leases (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessee various tangible assets, including vehicles under operating and finance lease contracts, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

ii-1) Finance leases

The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

ii-2) Operating leases

The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(m) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Impairment losses of goodwill cannot be reversed in the subsequent period. For other assets than goodwill, at the end of each reporting period, the Group reviews whether there is any indication that the impairment loss for those assets that was previously recognized no longer exists or has decreased, and reverses the impairment loss only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

(n) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL are measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(n) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debt securities and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(o) Foreign currency

i) Foreign operations

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(p) Equity capital

i) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity. Hybrid bonds issued by subsidiaries of the Group are classified as non-controlling interests according to this classification criteria. In addition, distributions paid are treated as net income attributable to non-controlling interests in the consolidated statement of comprehensive income.

ii) Capital adjustment

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(q) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

For the year ended December 31, 2024, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

(r) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(s) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(t) Insurance contracts

i) Definition and classification of insurance contracts

The Group classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.
ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

ii-1) Accounting unit

The Group identifies insurance contract portfolios by integrating insurance contracts that are exposed to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for insurance contracts applying the premium allocation approach, it assumes that there is onerous insurance contract (or net gain contract for reinsurance contracts held) at the initial recognition unless evidence suggests otherwise.

A group of insurance contracts issued consists of:

- A group of contracts that are onerous at initial recognition.

- A group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

- A group of the remaining contracts

A group of reinsurance contracts held consists of:

- A group of contracts with net profits at initial recognition.

- A group of contracts that at initial recognition have possibility of having net profits subsequently

- A group of the remaining contracts

The Group does not include contracts with a difference in issuance dates exceeding one year in the same group of insurance contracts issued, and it does not reassess the composition of the group subsequently.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-2) Recognition of a group of insurance contracts issued

The Group shall recognize a group of insurance contracts it issues from the earliest of the following:

- The beginning of the coverage period of the group of contracts;

- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and

- For a group of onerous contracts, when the group becomes onerous.

The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of non-proportional reinsurance, if the group of underlying contracts is a group of onerous contract and the group of reinsurance contracts held is concluded at or before the time when the group of underlying contracts is recognized, the Group recognizes a group of reinsurance contracts held at the earlier of the beginning of the coverage period of the group of reinsurance contracts held or the recognition time of the group of underlying insurance contracts which is the onerous contract for the current year. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

At the time of initial recognition, the Group measures a group of insurance contracts issued as the sum of fulfillment cash flows (estimates of future cash flows, adjustments to the time value of money related to financial risks to future cash flows, and risk adjustments to non-financial risks) and contractual service margin, and subsequently, as the sum of the liability or assets for remaining coverage (fulfillment cash flow and contractual service margin) and the liability or asset for incurred claims (fulfillment cash flow). The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment elements and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance premiums and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- The estimate of future cash flows

The Group estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Group segregates the future cash flows of reinsurance contracts held from those of the underlying insurance contracts issued and measures them separately, using assumptions consistent with the underlying insurance contracts issued but including the effect of risk of non-performance by the issuer of the reinsurance contract.

- Future cash flows within the contract boundary

The Group includes all future cash flows within the boundary of a group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for a group of reinsurance contracts held) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for a group of reinsurance contracts held).

Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, undivided options and guarantees-related cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio.

The substantive obligations to provide insurance contract services (or the substantive right to receive insurance contract services for a group of reinsurance contracts held) ends when there is the practical ability to reassess the risks of the particular policyholder or the risks of the portfolio of insurance contracts(the risk transferred to reinsurance company for a group of reinsurance contracts held), and, as a result, to fully reflect such risks in pricing or settlement; during the reassessment of portfolio pricing, the risks related to periods after the reassessment date is not considered. The Group reassesses the contract boundary at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

- Discretionary cash flows

The Group identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Group considers any adjustment rate applied to the disclosed benchmark rate as discretionary when applying the disclosed interest rate to payments to policyholders.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- Insurance acquisition cash flows

The Group allocates insurance acquisition cash flows directly attributable to the insurance contract portfolio to the group of insurance contracts issued in the portfolio and to the group of future insurance contracts that will be recognized upon renewal of the insurance contracts included in the group in a reasonable and systematic manner. Insurance acquisition cash flows recognized as assets after distribution are assessed for recoverability at the end of each reporting period if the fact and circumstances exist that the asset is impaired. If an impairment loss is identified, it is recognized in profit or loss for the current period and insurance acquisition cash flow assets and adjusted to the carrying amount of insurance acquisition cash flow assets. Insurance acquisition cash flow assets are derecognized when the related group of contracts is initially recognized and are included in the fulfilment cash flow measurement for that group of contracts.

- Discount rate

The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term forward interest rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for Korean Won, taking into account the characteristics of each currency.

- Risk adjustment for non-financial risks

The Group explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk. These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

- Contractual service margin

At the time of initial recognition of a group of insurance contracts issued, the Group measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not generate revenue or expenses from:

ⅰ) The amount of fulfillment cash flows expected at initial recognition date for the group of insurance contracts issued.

ⅱ) All cash flows already incurred from contracts within the group at the initial recognition date.

ⅲ) The insurance acquisition cash flows allocated to the group at the initial recognition date.

ⅳ) Other assets or liabilities recognized previously for cash flows associated with the group at the initial recognition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- Changes in fulfilment cash flows and contractual service margin.

The Group re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future are adjusted in the contractual service margin, while the current and past service-related portions are recognized in profit or loss. The Group also adjusts the contractual service margin for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment elements. However, changes in the time value of money and financial risk, changes in estimated fulfilment cash flows for the liabilities for incurred claims (assets), and other experience adjustments related to current and past services are not adjusted in the contractual service margin.

The Group adjusts the current contractual service margin at the end of the reporting period by adding the following amounts to the base amount:

ⅰ) Impact of newly added contracts to the current group of insurance contracts issued.

ⅱ) Accrued interest on the carrying amount of the contractual service margin, measured at the discount rate determined at initial recognition.

ⅲ) Changes in future service-related fulfilment cash flows (excluding recognition and recovery elements of losses).

ⅳ) Effects of currency exchange differences on the contractual service margin.

ⅴ) Amounts recognized in the current period's profit or loss due to the transfer of insurance contract services during the period.

- Loss components and loss recovery components

The Group considers an insurance contract as one that incurs a loss if, at the initial recognition date, the total of the fulfilment cash flows allocated to the insurance contract, previously recognized insurance acquisition cash flows, and cash flows arising from the contract at that date result in a net outflow. Additionally, the Group categorizes a group of insurance contracts issued as a group of onerous contract if, at subsequent measurement dates, adverse fluctuations related to future services allocated to the group of insurance contracts issued exceed the carrying amount of the contractual service margin.

In a group of onerous contracts, there is no contractual service margin, and the measurement of the group consists entirely of the fulfilment cash flows. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that group and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates subsequent fluctuations in the remaining insurance liability fulfilment cash flows between the loss component and the liability for remaining coverage, excluding the loss component, based on established criteria. However, subsequent decreases in cash flows related to future services are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component's exhaustion is then recognized as contractual service margin again.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Group calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the remaining insurance liability if the premium allocation approach is applied) for recognition of the current period's profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component's carrying amount for the group of the underlying insurance contracts.

ii-4) Measurement of insurance liabilities (assets) under the variable fee approach

The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following criteria at inception. The Group provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the fulfillment of these criteria unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items.

ii) the Group expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items.

iii) the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee is the company's share of the fair value of the underlying items minus fulfillment cash flows, which do not vary depending on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the company and the changes in the fulfilment cash flows not subject to variations based on the performance of the underlying items.

The Group measures the present value of cash flows at the initial recognition date and at the end of the reporting period using the same general model. The contractual service margin is calculated by adjusting the base amount with the following amounts.

i) The effect of new contracts added to the current group of insurance contracts issued.

ii) Changes in the portion of the fair value of underlying items attributable to the entity (excluding recognition and reversal of loss components).

iii) Changes in the fulfilment cash flows related to future services (excluding recognition and reversal of loss components).

iv) The effect of exchange rate fluctuations on contractual service margins.

v) Amounts recognized in the current period's profit or loss due to the transfer of insurance contract services during the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-5) Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Group measures the liabilities (assets) for remaining coverage at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid for reinsurance contracts held), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount:

ⅰ) Premiums received during the reporting period. (reinsurance premiums paid for reinsurance contracts held)

ⅱ) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows

ⅲ) Adjustments related to significant financial components

ⅳ) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.

v) Investment components paid (received for reinsurance contracts held) or transferred to the liability for incurred claims.

The Group does not adjust the carrying amount of the remaining insurance liabilities at the initial recognition date if the coverage period of each contract within the group of insurance contracts issued does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts issued incurs losses, the Group performs impairment tests. If the fulfilment cash flows exceed the carrying amount of the liabilities for remaining coverage, the difference is recognized as a loss in the current period, is also recognized as increase of the liabilities for remaining coverage.

ii-6) Policyholders’ equity adjustments

It requires estimating the related cash flows from dividends and measuring liabilities using discount rates that reflect assumptions and risks for participating insurance contracts, as per K-IFRS 1117.

In response to concerns regarding the discrepancy between past accounting practices under K-IFRS 1104 and the accurate representation of obligations to participating policyholders, our company has adopted the methodology prescribed in Article 4-1(2) of the Insurance Supervisory Regulations to calculate liabilities associated with potential future obligations arising from unrealized gains on assets as of the reporting period end.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses

ⅲ-1) Recognition of insurance revenue in general model and variable fee approach model

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for a group of insurance contracts issued. It consists of the sum of changes in the liabilities for remaining coverage as following and insurance acquisition cash flows:

ⅰ) Insurance service expenses incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, allocated amounts to loss components, insurance acquisition costs, investment components repaid to policyholders even if an insured event does not occur, and the executed loan from insurance contracts).

ⅱ) Changes in the risk adjustment for non-financial risks (excluding allocated amounts to loss components and changes related to future services).

ⅲ) Contractual service margin recognized in the current period as profit or loss (contractual service margin allocated to current coverage units among all coverage units calculated considering the quantity of benefits payments and the expected duration for coverage within the group of insurance contracts issued, and the frequency and severity of occurrence of insured events.

ⅳ) Other amounts such as experience adjustments on premiums collected for current or past services.

The Group determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that related to recovering those cash flows to each reporting period in a systematic way on the basis of the passage of time; also, recognizes the same amount as insurance service expenses.

ⅲ-2) Recognition of insurance revenue under the premium allocation approach

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period on the basis of the passage of time. However, if the expected pattern of release of risk during the coverage period differs significantly from the passage of time, the expected premium income is calculated on the basis of expected timing of incurred insurance service expenses.

ⅲ-3) Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

ⅰ) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment components).

ⅱ) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).

ⅲ) Changes in loss components recognized for the first time in onerous groups of contracts and loss components related to future services.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses(continued)

ⅲ-4) Recognition of reinsurance revenue and reinsurance service expenses for the group of reinsurance contracts held.

The revenue and expenses arising from the group of reinsurance contracts held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of the group of underlying insurance contracts, with adjustments made to reflect the characteristics of reinsurance contracts held (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

ⅳ) Contract modifications and terminations

The Group derecognises the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is accounted for as changes in estimated fulfilment cash flows. There were no instances during the current and prior periods where the original contract was removed and the modified contract was recognized as a new contract. When an insurance contract is extinguished (due to expiration, fulfilment, or cancellation of obligations stated in the insurance contract), the Group removes the insurance contract, adjusts the estimated fulfilment cash flows and contractual service margin related to the removed contract within the group of insurance contracts issued, and reflects the removed contract in the number of coverage units of the group of insurance contracts issued.

ⅴ) Accounting estimates used in the preparation of interim financial statements

The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅵ) Presentation

The Group separately presents the book value of insurance contract portfolio, which is an asset, the book value of the insurance contract portfolio, which is a liability, the reinsurance contract portfolio held, which is an asset, and the reinsurance contract portfolio held, which is a liability, respectively, in the consolidated statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the statement of comprehensive income.

The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has chosen an accounting policy to differentiate between insurance finance income (expenses) for the period as either recognized in the current income or in other comprehensive income. For insurance groups where changes in assumptions related to financial risks significantly impact policyholder benefits, the effective interest rate method is applied. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(u) Recognition of revenues and expenses

The Group’s revenues are recognized using five-step revenue recognition model as follows:
① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission income

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ii-1) Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ii-2) Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

ii-3) Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established. Dividend income is categorized on the classification of equity instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(v) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. The consideration allocated to the points is recognized as a consideration to be paid to the customer and deducted from Fees and commission income.

(w) Income tax

The Group applies a consolidated tax method based on a consolidated tax base and a domestic corporation (hereinafter referred to as the "Consolidated Entity Corporation ") that is fully controlled by the consolidated parent company and the consolidated tax base.

The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognised except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, it is recognised when taxable income is likely to be used for temporary differences.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period. The carrying amount of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Tax uncertainties arise from a claim of reassessment or refund of tax that the Group made, or tax investigation etc., due to complexity of transactions or the differences between the Group’s tax policy and authority’s interpretation. In accordance with K-IFRS 2123, the Group recognizes tax assets when anticipating tax refund on the tax paid due to tax authorities imposing, and tax liabilities when anticipating tax payment due to tax investigations, etc. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

The Group is subject to the Global Minimum Corporate Tax Act and applies the temporary exception to deferred tax in K-IFRS No. 1012. As a result, the Group does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to the related deferred tax assets. The Group separately discloses the details of the current corporate income tax expense (income) related to the Global Minimum Corporate Tax Act.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(x) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act No. 114 and thus the trust accounts are not included in the accompanying consolidated financial statements. In this regard, the funds lent to the trust account are counted as trust account loans and loans borrowed from the trust account as other accounting accounts (non-payment of the trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is counted as the operating profit of trust business.

(y) The adoption of the Financial Supervisory Service’s guidelines for the application of K-IFRS 1117

The Financial Supervisory Service issued the actuarial assumption guidelines for the application of K-IFRS 1117. The Group has applied these guidelines, particularly regarding actuarial assumptions for zero/low-surrender-value insurance contracts, recognition criteria for contractual service margin, and actuarial assumptions for medical expense reimbursement insurance, and applied to the previous consolidated financial statements. In addition, the Group has applied these guidelines, particularly regarding actuarial assumptions for zero/low-surrender-value insurance contracts and whole life insurance with short premium payment term, and applied to the current consolidated financial statements.

(z) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2024, and have not been early adopted by the Group. The Group did not early adopt the following new standards and amendments when preparing consolidated financial statements.

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. The Group does not expect these amendments to have a significant impact on the consolidated financial statements.

ii) K-IFRS 1109 ‘Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group does not expect these amendments to have a significant impact on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material accounting policies (continued)

(z) New standards and amendments not yet adopted by the Group (continued)

ⅲ) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statement.

- K-IFRS 1109 ‘Financial Instruments’ – derecognition of lease liabilities and transaction price

- K-IFRS 1110 ‘Consolidated Financial Statements’ – determination of ‘de facto agent’

- K-IFRS 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – hedge accounting adoption

- K-IFRS 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition

- K-IFRS 1007 ‘Statement of Cash Flows’ – Cost method

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

4. Significant estimates and judgments

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments (e.g. over-the-counter derivatives) which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses are determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e) Insurance contract liabilities and reinsurance contract assets (liabilities)

The Group calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The number of coverage units in the group of insurance contracts is determined by considering the amount of benefit provided by contracts within the group the duration of expected coverage, the frequency and recurrence of the coverage risk for all coverage units allocated to the current period.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk and product types.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the controlling company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the Group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk Reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

iii-4) Crisis Management

The Group maintains a group wide crisis management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘cautious’, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the Group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of personal information Shinhan Bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch's RM (Relationship Manager) and loan officers of each business division's headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Review Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

1
Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

2
Measuring term structure of probability of default

Internal credit risk rating is the main variable inputs to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

3
Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, there should be no excessively frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

For the years ended December 31, 2024 and 2023, macroeconomic variables used by the Group are as follows for each scenario.

<December 31, 2024>

1
Upside scenario

\Major variables (*1),(*2),(*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Balance on current account (100 million dollars)	(-)	220.0	210.0	190.0	180.0	200.0
Government bond 3y yields (%)	-	2.8	3.1	3.2	3.2	3.2

2
Central scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Balance on current account (100 million dollars)	(-)	200.0	190.0	170.0	160.0	180.0
Government bond 3y yields (%)	-	2.8	2.9	2.9	3.0	2.9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

3
Downside scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Balance on current account (100 million dollars)	(-)	170.0	160.0	140.0	120.0	130.0
Government bond 3y yields (%)	-	2.8	2.8	2.7	2.4	2.2

4
Worst scenario

Major variables (*1), (*2),(*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	6.18

(*1) As a result of examining the correlation between each variable, the Group applied key variables to reflect the final future economic outlook. Shinhan Bank applied key variables such as GDP growth rate, current account balance, and 3-year government bond yield, while Shinhan Card applied key variables such as GDP growth rate. In addition to the table above, the Group has selected macroeconomic indicators such as KOSPI index.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) Reflected considering the foreign exchange crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

<December 31, 2023>

1
Upside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2023.4Q	2024
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Balance on current account (100 million dollars)	(-)	140.0	80.0	90.0	130.0	150.0
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.3	3.1

② Central scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2023.4Q	2024
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Balance on current account (100 million dollars)	(-)	130.0	70.0	80.0	110.0	140.0
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.5	3.3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

3
Downside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2023.4Q	2024
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	0.0	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Balance on current account (100 million dollars)	(-)	120.0	60.0	70.0	100.0	120.0
Government bond 3y yields (%)	-	3.7	3.7	3.6	3.6	3.6

4
Worst scenario

Major variables (*1), (*2), (*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	6.7

(*1) As a result of examining the correlation between each variable, Shinhan Bank applied the GDP growth rate and private consumption index increase rate, etc. as the major variables to reflect the final forward-looking information, while, Shinhan Card applied the private consumption rate and CPI increase rate, etc. as the major variables. In addition to the table above, the Group has selected unemployment rate and KOSPI forecasts.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) Shinhan Bank and Jeju Bank reviewed and reflected the Worst scenario (during the foreign exchange crisis) in addition to the three scenarios of Upside, Central and Downside.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

Since 2020, the Group has been implementing various policy support measures in response to the economic downturn caused by COVID-19. The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency. In addition, credit risk is managed through additional expected loss assessments for non-retail and retail SOHO loans of borrowers holding the relevant loans, extended maturity loans and estimated loss loans from financial support programs. The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. When assuming a 100% weighting of Upside, Central, Downside and Worst scenarios, while keeping all other assumptions unchanged, the sensitivity to the Group's provision for expected credit loss is not significant for both the current and prior periods.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2024 and 2023 is as follows:

		December 31, 2024	December 31, 2023
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	14,058,051	15,099,247
Retail		199,809,576	177,454,344
Government/Public sector/Central bank		27,228,308	21,981,065
Corporations		218,713,457	202,763,657
Card receivable		27,714,596	26,896,950
		487,523,988	444,195,263

Due from banks and loans at fair value through profit or loss (*3):
Banks		134,609	238,740
Corporations		1,780,787	1,550,565
		1,915,396	1,789,305

Securities at fair value through profit or loss		67,134,121	65,575,798
Securities at fair value through other comprehensive income		92,016,210	88,637,000
Securities at amortized cost (*1)		33,315,999	35,686,487
Derivative assets		10,279,257	4,711,421
Other financial assets (*1), (*2)		23,116,960	26,880,554
Guarantee contracts		22,509,195	18,374,287
Loan commitments and other credit liabilities		218,980,794	212,078,870
	~~W~~	956,791,920	897,928,985

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December 31, 2024 and 2023 is as follows:

		December 31, 2024
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	55,422,696	11,872,362	450,079	67,745,137
Deposits and Savings		2,508,238	401,970	4,971	2,915,179
Property and equipment		1,576,438	367,086	4,154	1,947,678
Real estate		170,210,822	26,682,978	528,200	197,422,000
Securities		1,846,531	155,761	-	2,002,292
Others		7,687	-	-	7,687
Total	~~W~~	231,572,412	39,480,157	987,404	272,039,973

		December 31, 2023
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	57,461,539	10,231,324	479,278	68,172,141
Deposits and Savings		2,680,530	356,489	7,391	3,044,410
Property and equipment		1,610,021	470,284	10,269	2,090,574
Real estate		141,472,617	20,751,067	389,560	162,613,244
Securities		2,106,426	286,855	251,272	2,644,553
Others		11,500	-	-	11,500
Total	~~W~~	205,342,633	32,096,019	1,137,770	238,576,422

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	-	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/ Central bank		25,118,226	2,030,126	83,783	49	-	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881
		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141
Securities at fair value through other comprehensive income (*)		83,218,889	8,736,563	10,034	50,724	-	92,016,210	-	92,016,210	-
Securities at amortized cost		31,103,200	2,219,343	-	3,644	-	33,326,187	(10,188)	33,315,999	-
	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,465,770	2,260,226	392,061	80	-	15,118,137	(18,890)	15,099,247	39,768
Retail		158,067,855	6,429,281	8,934,566	3,839,919	1,054,827	178,326,448	(872,104)	177,454,344	122,490,514
Government/Public sector/ Central bank		20,226,305	1,680,151	82,000	2,952	-	21,991,408	(10,343)	21,981,065	2,500
Corporations		118,154,965	46,714,178	16,503,560	22,375,111	1,312,424	205,060,238	(2,296,581)	202,763,657	113,085,005
Card receivable		20,593,023	2,701,607	1,507,605	2,602,802	645,604	28,050,641	(1,153,691)	26,896,950	14,382
		329,507,918	59,785,443	27,419,792	28,820,864	3,012,855	448,546,872	(4,351,609)	444,195,263	235,632,169
Securities at fair value through other comprehensive income (*)		78,098,959	10,446,092	-	91,949	-	88,637,000	-	88,637,000	-
Securities at amortized cost		33,585,503	2,104,884	-	7,523	-	35,697,910	(11,423)	35,686,487	-
	~~W~~	441,192,380	72,336,419	27,419,792	28,920,336	3,012,855	572,881,782	(4,363,032)	568,518,750	235,632,169

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 38,346 million and ~~W~~ 42,477 million as of December 31, 2024 and 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	19,212,434	2,786,804	-	21,999,238
Life time expected credit loss		361,440	127,153	-	488,593
Impaired		-	-	21,364	21,364
		19,573,874	2,913,957	21,364	22,509,195
Loan commitment and other credit line
12-month expected credit loss		183,928,715	21,687,932	-	205,616,647
Life time expected credit loss		10,370,570	2,988,286	-	13,358,856
Impaired		-	-	5,291	5,291
		194,299,285	24,676,218	5,291	218,980,794
	~~W~~	213,873,159	27,590,175	26,655	241,489,989

		December 31, 2023
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	-	17,691,060
Life time expected credit loss		513,229	168,287	-	681,516
Impaired		-	-	1,711	1,711
		15,626,203	2,746,373	1,711	18,374,287
Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	-	201,425,775
Life time expected credit loss		7,510,601	3,138,342	-	10,648,943
Impaired		-	-	4,152	4,152
		189,172,872	22,901,846	4,152	212,078,870
	~~W~~	204,799,075	25,648,219	5,863	230,453,157

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Credit risk exposures per credit quality of derivative assets

Credit risk exposures per credit quality of derivative assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Grade 1	~~W~~	9,578,458	4,264,499
Grade 2		700,799	446,922
	~~W~~	10,279,257	4,711,421

(*) Credit risk per credit quality of derivative assets is classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
Classification (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,303,730	1,284,361	624,468	334,073	354,583	1,295,863	1,633,954	2,227,019	14,058,051
Retail		185,102,271	506,525	7,064	5,165,687	3,399	4,391,692	2,002,467	2,630,471	199,809,576
Government/Public sector/Central bank		21,716,534	1,018,284	-	1,914,100	197,042	334,366	360,451	1,687,531	27,228,308
Corporations		189,219,966	5,203,409	789,820	7,075,869	218,422	4,533,648	3,125,771	8,546,552	218,713,457
Card receivable		27,356,847	12,469	528	2,992	330	274,884	42,310	24,236	27,714,596
		429,699,348	8,025,048	1,421,880	14,492,721	773,776	10,830,453	7,164,953	15,115,809	487,523,988

Deposits and loans at FVTPL
Banks		99,159	35,450	-	-	-	-	-	-	134,609
Corporations		1,457,224	163,511	-	15,402	-	5,193	-	139,457	1,780,787
		1,556,383	198,961	-	15,402	-	5,193	-	139,457	1,915,396

Securities measured at FVTPL		61,955,771	3,321,700	377,462	135,194	2,564	-	7,144	1,334,286	67,134,121
Securities at FVOCI		81,294,290	5,367,178	441,203	564,635	35,026	50,368	708,567	3,554,943	92,016,210
Securities at amortized cost		31,113,242	207,817	-	499,988	-	761,386	116,944	616,622	33,315,999
		605,619,034	17,120,704	2,240,545	15,707,940	811,366	11,647,400	7,997,608	20,761,117	681,905,714
Off-balance accounts
Guarantees		20,517,889	579,426	250,938	44,186	9,663	199,535	511,891	395,667	22,509,195
Loan commitments and other liabilities related to credit		206,833,657	1,873,831	290,909	352,256	87,212	2,187,736	2,158,798	5,196,395	218,980,794
	~~W~~	227,351,546	2,453,257	541,847	396,442	96,875	2,387,271	2,670,689	5,592,062	241,489,989

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Classification (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,077,652	3,063,531	307,509	371,901	946,100	1,577,823	1,610,517	2,144,214	15,099,247
Retail		164,718,020	414,632	7,927	4,682,914	2,189	3,629,576	1,883,206	2,115,880	177,454,344
Government/Public sector/Central bank		17,922,312	455,682	2	1,360,853	222,960	304,743	341,837	1,372,676	21,981,065
Corporations		178,948,161	4,042,958	545,109	5,899,157	159,768	3,663,408	2,497,698	7,007,398	202,763,657
Card receivable		26,546,617	11,339	468	2,302	283	275,022	39,135	21,784	26,896,950
		393,212,762	7,988,142	861,015	12,317,127	1,331,300	9,450,572	6,372,393	12,661,952	444,195,263

Deposits and loans at FVTPL
Banks		207,997	30,743	-	-	-	-	-	-	238,740
Corporations		1,050,333	254,682	-	15,439	32,370	-	-	197,741	1,550,565
		1,258,330	285,425	-	15,439	32,370	-	-	197,741	1,789,305

Securities measured at FVTPL		61,136,722	2,439,313	379,357	100,113	29,247	11,066	25,267	1,454,713	65,575,798
Securities at FVOCI		79,391,621	4,699,809	280,127	445,201	38,468	51,473	707,921	3,022,380	88,637,000
Securities at amortized cost		33,542,302	203,265	-	565,286	-	654,073	110,463	611,098	35,686,487
		568,541,737	15,615,954	1,520,499	13,443,166	1,431,385	10,167,184	7,216,044	17,947,884	635,883,853
Off-balance accounts
Guarantees		16,993,719	155,883	7,607	55,086	15,639	197,031	595,236	354,086	18,374,287
Loan commitments and other liabilities related to credit		200,907,271	1,465,839	226,423	461,892	93,295	1,972,723	2,315,614	4,635,813	212,078,870
	~~W~~	217,900,990	1,621,722	234,030	516,978	108,934	2,169,754	2,910,850	4,989,899	230,453,157

(*) The amounts by geographic location are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

ix) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2024 and 2023 is as follows:

		December 31, 2024
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	-	-	-	-	-	562,474	-	14,058,051
Retail		-	-	-	-	-	-	-	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	-	-	-	-	-	186,211	-	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	-	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596
		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988
Due from banks and loans at FVTPL
Banks		35,450	-	-	-	99,159	-	-	-	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	-	68,515	-	1,780,787
		894,745	391,667	301,658	149,652	109,159	-	68,515	-	1,915,396
Securities measured at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	-	67,134,121
Securities at FVOCI		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	-	92,016,210
Securities at amortized cost		9,761,249	19,984	-	539,416	260,379	-	22,734,971	-	33,315,999
		143,810,358	69,206,853	26,037,906	51,803,279	7,191,007	6,904,653	151,447,438	225,504,220	681,905,714
Off-balance accounts
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794
	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

ix) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2024 and 2023 is as follows:

		December 31, 2023
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,677,168	-	-	-	-	-	422,079	-	15,099,247
Retail		-	-	-	-	-	-	-	177,454,344	177,454,344
Government/Public sector/Central bank		21,767,450	-	-	-	-	-	213,615	-	21,981,065
Corporations		17,974,146	58,338,956	23,517,815	47,301,730	4,823,554	6,730,886	44,076,570	-	202,763,657
Card receivable		56,507	276,256	284,905	71,169	45,769	19,810	948,359	25,194,175	26,896,950
		54,475,271	58,615,212	23,802,720	47,372,899	4,869,323	6,750,696	45,660,623	202,648,519	444,195,263
Due from banks and loans at FVTPL
Banks		30,743	-	-	49,526	99,043	-	59,428	-	238,740
Corporations		1,037,896	235,232	105,890	70,716	-	1,000	99,831	-	1,550,565
		1,068,639	235,232	105,890	120,242	99,043	1,000	159,259	-	1,789,305
Securities measured at FVTPL		35,228,859	3,211,188	1,175,495	1,308,223	98,864	68,630	24,484,539	-	65,575,798
Securities at FVOCI		30,283,670	2,934,740	734,170	1,698,290	1,774,505	31,055	51,180,570	-	88,637,000
Securities at amortized cost		11,514,420	9,961	-	354,906	284,080	-	23,523,120	-	35,686,487
		132,570,859	65,006,333	25,818,275	50,854,560	7,125,815	6,851,381	145,008,111	202,648,519	635,883,853
Off-balance accounts
Guarantees		2,518,182	9,139,168	3,504,409	119,573	152,112	60,077	2,601,841	278,925	18,374,287
Loan commitments and other liabilities related to credit		17,773,113	32,356,393	10,328,099	4,715,541	2,471,645	428,695	17,788,097	126,217,287	212,078,870
	~~W~~	20,291,295	41,495,561	13,832,508	4,835,114	2,623,757	488,772	20,389,938	126,496,212	230,453,157

(*) The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. Shinhan Financial Investment uses its own market risk calculation system to calculate historical simulation VaR and the Group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard approach calculates and aggregates sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, and delta and vega of foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Market Risk Management Method (continued)

Shinhan Securities measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the Group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, Shinhan Securities sets and manages issuance and transaction limit, and stop-loss limit for each department.

An analysis of the Group’s requisite capital for market risk related to trading positions as of December 31, 2024 and 2023, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, including the minimum, maximum, and average risk amounts during the reporting period, is as follows:

		December 31, 2024	December 31, 2023
Sensitivity risk
GIRR (*1)	~~W~~	257,705	276,940
CSR-Non-Securitisations (*2)		565,017	480,494
CSR-Securitisations (Non-CTP)		91,048	70,685
CSR-Non-Securitisations (CTP)		508	376
Stock		210,850	330,212
Foreign		389,673	449,030
Commodity		2,829	1,600
	~~W~~	1,517,630	1,609,337

Default risk
Non-Securitisations	~~W~~	-	37,808
Securitisations (Excluding CTP)		121,146	162,599
Securitisations (CTP)		596	71
	~~W~~	121,742	200,478
Residual risk		9,547	7,654
	~~W~~	1,648,919	1,817,469

(*1) GIRR (General Interest Rate Risk): General interest rate risk, a concept that measures the risk of loss due to changes in the risk-free interest rate. In general, if the maturity is long and the value changes fluctuates a lot due to interest rate changes, the risk value is calculated to be large.

(*2) CSR (Credit Spread Risk): Credit spread risk, a concept that measures the risk of value fluctuations as credit spreads fluctuate independently of the risk-free interest rate for products with inherent credit risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-3) Shinhan Bank

The details of the minimum, maximum, and average risk amount during the reporting period for trading positions of Shinhan Bank and the market risk regulatory capital based on the Basel 3 new standard method as of and for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Sensitivity Risk
GIRR (*1)	~~W~~	116,501	107,348
CSR-Non-Securitisations (*2)		129,603	153,034
CSR-Securitisations (Non-CTP)		27,930	26,187
Stock		28,582	30,750
Foreign		368,999	458,406
Commodity		199	119
	~~W~~	671,814	775,844

Default Risk
Non-Securitisations	~~W~~	98,699	107,695
Securitisations (Excluding CTP)		60,866	59,549
	~~W~~	159,565	167,244
Residual Risk		2,984	1,719
	~~W~~	834,363	944,807

(*1) GIRR: General Interest Rate Risk

(*2) CSR: Credit Spread Risk

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of December 31, 2024 and 2023, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		December 31, 2024	December 31, 2023
Interest rate risk (*)	~~W~~	2,551	4,352

(*) Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Securities

The VaR details for trading positions of Shinhan Securities as of and for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest rate risk	~~W~~	15,662	32,186
Stock price risk		14,321	20,384
Foreign exchange risk		30,310	52,150
Option volatility risk		42,703	12,418
Portfolio diversification effect		(41,549)	(81,712)
	~~W~~	61,447	35,426

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-6) Shinhan Life Insurance

The VaR details for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest rate risk	~~W~~	683	1,796
Stock price risk		11,523	7,522
Foreign exchange risk		55,467	52,394
Option volatility risk		559	1,233
	~~W~~	68,232	62,945

(*) The market risk exposure for performance dividend-type assets held is ~~W~~ 4,956,743 million and ~~W~~ 5,346,730 million as of December 31, 2024, and 2023 respectively, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is ~~W~~ 280,577 million and ~~W~~ 228,451 million as of December 31, 2024 and 2023 respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages changes in net interest income or net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Each subsidiary's interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the standardized approach of IRRBB under Basel III, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions (continued):

The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2024 and 2023 are as follows:

ii-3) Shinhan Bank

		December 31, 2024	December 31, 2023
△EVE (*1)	~~W~~	1,508,514	1,185,973
△NII (*2)		406,207	394,996

ii-4) Shinhan Card

		December 31, 2024	December 31, 2023
△EVE (*1)	~~W~~	990,898	952,836
△NII (*2)		600,681	591,935

ii-5) Shinhan Securities

		December 31, 2024	December 31, 2023
△EVE (*1)	~~W~~	252,625	249,806
△NII (*2)		418,741	269,678

ii-6) Shinhan Life Insurance

		December 31, 2024	December 31, 2023
△EVE (*1)	~~W~~	3,848,473	4,434,253
△NII (*2)		44,525	35,901

(*1) △EVE is the change in economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2) △NII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	12,337,661	2,952,548	263,878	731,304	5,387,372	21,672,763
Due from banks at FVTPL		35,450	-	-	-	-	35,450
Loans at FVTPL		275,434	-	28,229	-	19,899	323,562
Loan at amortized cost		25,948,190	13,073,162	1,832,150	4,873,899	15,186,486	60,913,887
Securities at FVTPL		6,687,351	133,864	852,382	4,124	726,565	8,404,286
Derivative assets		1,568,025	4,578	232,197	1,987	98,297	1,905,084
Securities at FVOCI		10,334,842	171,177	521,289	681,404	2,536,312	14,245,024
Securities at amortized cost		340,153	500,269	-	117,008	1,381,765	2,339,195
Other financial assets		5,471,934	1,264,209	197,766	355,004	830,886	8,119,799
	~~W~~	62,999,040	18,099,807	3,927,891	6,764,730	26,167,582	117,959,050

Liabilities:
Deposits	~~W~~	28,517,193	15,642,126	1,194,240	5,245,526	15,132,335	65,731,420
Financial liabilities at FVTPL		3,117	-	-	-	597,058	600,175
Derivative liabilities		1,513,732	5,297	50,101	1,964	55,052	1,626,146
Borrowings		9,498,518	1,446,603	280,140	544	1,485,415	12,711,220
Debt securities issued		15,926,430	168,566	764,365	-	1,865,788	18,725,149
Financial liabilities designated at FVTPL		804,324	313	-	-	-	804,637
Other financial liabilities		6,432,533	936,178	229,063	652,514	1,061,947	9,312,235
	~~W~~	62,695,847	18,199,083	2,517,909	5,900,548	20,197,595	109,510,982

Net domestic and foreign currency exposure	~~W~~	303,193	(99,276)	1,409,982	864,182	5,969,987	8,448,068
Off-balance derivative exposure		2,433,296	1,085,962	(397,997)	(379,652)	(1,555,122)	1,186,487
Net foreign currency exposure	~~W~~	2,736,489	986,686	1,011,985	484,530	4,414,865	9,634,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	10,473,766	2,318,380	140,319	654,444	3,975,017	17,561,926
Due from banks at FVTPL		30,743	-	-	-	-	30,743
Loans at FVTPL		385,844	-	114,389	-	-	500,233
Loan at amortized cost		23,694,171	11,663,301	1,556,746	4,018,660	12,182,861	53,115,739
Securities at FVTPL		5,765,741	8,255	761,046	5,230	545,306	7,085,578
Derivative assets		1,014,150	2,346	27,418	878	105,335	1,150,127
Securities at FVOCI		8,308,952	175,740	544,248	564,791	2,169,907	11,763,638
Securities at amortized cost		263,027	553,509	-	110,532	1,281,941	2,209,009
Other financial assets		5,971,194	637,612	831,019	441,906	979,795	8,861,526
	~~W~~	55,907,588	15,359,143	3,975,185	5,796,441	21,240,162	102,278,519

Liabilities:
Deposits	~~W~~	22,790,616	14,562,435	1,535,925	4,152,363	12,428,069	55,469,408
Financial liabilities at FVTPL		362,642	-	-	-	422,861	785,503
Derivative liabilities		841,175	2	35,679	591	94,701	972,148
Borrowings		9,670,444	1,392,637	208,335	115,798	1,284,046	12,671,260
Debt securities issued		10,916,488	337,684	713,295	-	1,258,257	13,225,724
Financial liabilities designated at FVTPL		909,250	3,188	-	-	-	912,438
Other financial liabilities		6,844,891	183,500	769,928	777,986	805,002	9,381,307
	~~W~~	52,335,506	16,479,446	3,263,162	5,046,738	16,292,936	93,417,788

Net domestic and foreign currency exposure	~~W~~	3,572,082	(1,120,303)	712,023	749,703	4,947,226	8,860,731
Off-balance derivative exposure		808,139	1,716,328	(340,327)	(328,756)	(1,898,176)	(42,792)
Net foreign currency exposure	~~W~~	4,380,221	596,025	371,696	420,947	3,049,050	8,817,939

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the Group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In particular, after the bankruptcy of Silicon Valley Bank, the Group have been strengthening its ability to respond to liquidity crises by conducting crisis situation analysis using bank run scenarios for banks and savings bank subsidiaries and establishing and inspecting emergency procurement plans accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ratio of ABS (asset backed securities) to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2024 and 2023 are as follows:

		December 31, 2024 (*1)
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	36,069,005	678,029	293,900	290,070	295,757	3,107,597	40,734,358
Due from banks at fair value through profit or loss		-	-	-	-	-	35,450	35,450
Loans at fair value through profit or loss		275,263	531,544	136,762	95	660,244	276,599	1,880,507
Loans at amortized cost		37,868,875	54,775,441	69,211,593	99,131,674	145,027,757	123,300,327	529,315,667
Securities at fair value through profit or loss		41,515,377	1,066,771	473,077	894,621	8,851,339	20,043,058	72,844,243
Securities at fair value through other comprehensive income		45,714,502	997,618	825,089	2,680,515	10,809,850	32,861,952	93,889,526
Securities at amortized cost		878,077	3,117,274	3,152,468	3,236,438	20,604,654	5,540,522	36,529,433
Other financial assets		18,550,324	58,298	59,159	631,667	599,959	1,975,249	21,874,656
	~~W~~	180,871,423	61,224,975	74,152,048	106,865,080	186,849,560	187,140,754	797,103,840

Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at fair value through profit or loss		954,899	-	-	-	-	-	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at fair value through profit or loss		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	-	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406
	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991
Off balance (*3):
Guarantee contracts	~~W~~	22,509,195	-	-	-	-	-	22,509,195
Other liabilities related to loan commitments		218,980,794	-	-	-	-	-	218,980,794
	~~W~~	241,489,989	-	-	-	-	-	241,489,989

Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023 (*1)
		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	31,107,629	734,193	83,972	159,377	189,601	2,560,084	34,834,856
Due from banks at fair value through profit or loss		-	-	-	-	-	30,743	30,743
Loans at fair value through profit or loss		308,740	421,193	85,467	9,739	923,364	76,062	1,824,565
Loans at amortized cost		37,692,048	50,813,677	65,503,264	96,981,341	130,306,477	101,012,508	482,309,315
Securities at fair value through profit or loss		38,919,131	1,642,951	682,000	559,767	7,258,255	20,304,519	69,366,623
Securities at fair value through other comprehensive income		42,256,944	445,463	539,255	2,336,017	14,033,768	30,785,721	90,397,168
Securities at amortized cost		899,355	3,258,092	1,964,229	4,323,906	21,357,255	7,573,653	39,376,490
Other financial assets		22,148,927	393,344	128,067	324,305	384,541	1,866,191	25,245,375
	~~W~~	173,332,774	57,708,913	68,986,254	104,694,452	174,453,261	164,209,481	743,385,135

Liabilities:
Deposits (*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	-	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151
	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380
Off balance (*3):
Guarantee contracts	~~W~~	18,374,287	-	-	-	-	-	18,374,287
Other liabilities related to loan commitments		212,078,870	-	-	-	-	-	212,078,870
	~~W~~	230,453,157	-	-	-	-	-	230,453,157

Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2024 and 2023 are as follows (continued):

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 160,031,760 million and ~~W~~151,177,041 million as of December 31, 2024 and 2023 are included in the ‘Less than 1 month’ category, respectively.

(*3) Though guarantees, loan agreements, and other credit offerings provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Level 1	Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	35,450	-	35,450
Loans at FVTPL (*1)		-	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities and other securities (*2)		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	-	-	128,297
		13,617,190	39,116,466	17,497,793	70,231,449
Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		-	702,361	-	702,361
		85,439	9,474,641	719,177	10,279,257
Securities measured at FVOCI:
Debt securities		35,984,894	56,031,316	-	92,016,210
Equity securities		866,968	-	922,191	1,789,159
		36,851,862	56,031,316	922,191	93,805,369
	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold (*2)	~~W~~	357,841	-	-	357,841
Gold/silver deposits		597,058	-	-	597,058
		954,899	-	-	954,899
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	819,919	7,139,257	7,959,176
Debt securities issued		-	261,299	-	261,299
		-	1,081,218	7,139,257	8,220,475
Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		-	814,374	207,697	1,022,071
		22,721	9,291,259	744,552	10,058,532
	~~W~~	977,620	10,372,477	7,883,809	19,233,906

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 40.8 billion. As of December 31, 2024, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 175 billion and derivatives-combined securities: ~~W~~ 175 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The company estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) Shinhan Securities Co., Ltd.' level 3 over-the-counter derivatives is recognized ~~W~~ 86,279 million in financial assets measured at fair value through profit or loss, ~~W~~ 7,146,909 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 718,788 million in derivative assets, and ~~W~~ 535,162 million in derivative liabilities. The fair value of over-the-counter derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	30,743	-	30,743
Loans at FVTPL (*1)		-	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities (*2)		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	-	1,597,810	3,851,461
Gold/silver deposits		103,706	-	-	103,706
		13,605,912	39,736,457	16,084,890	69,427,259
Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		-	252,221	-	252,221
		117,929	3,961,279	632,213	4,711,421
Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	-	88,637,000
Equity securities		725,796	-	949,183	1,674,979
		39,836,874	49,525,922	949,183	90,311,979
	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	-	-	1,449,634
Gold/silver deposits		419,343	-	-	419,343
		1,868,977	-	-	1,868,977
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		-	816,643	6,725,252	7,541,895
Debt securities issued		-	254,832	-	254,832
		-	1,071,475	6,725,252	7,796,727
Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		-	614,285	224,195	838,480
		46,578	3,984,056	1,007,782	5,038,416
	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 92 billion. As of December 31, 2023, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 143.5 billion and derivatives-combined securities: ~~W~~ 143.5 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) Shinhan Securities Co., Ltd.' level 3 over-the-counter derivatives is recognized ~~W~~ 66,866 million in financial assets measured at fair value through profit or loss, ~~W~~ 6,725,252 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 629,223 million in derivative assets, and ~~W~~ 785,312 million in derivative liabilities. The fair value of over-the-counter derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		355,895	-	(74,680)	(243,855)	16,498
Recognized in other comprehensive income (loss) for the year		3,287	(77,241)	(8,614)	-	-
		359,182	(77,241)	(83,294)	(243,855)	16,498
Purchase		7,120,860	55,431	-	1,307,186	-
Issue		-	-	(7,993,276)	-	-
Settlement		(5,798,938)	(5,153)	7,662,565	(733,566)	-
Transfer to level3 (*2)		17,407	-	-	3,931	-
Transfer out of level3 (*2)		(394,072)	(29)	-	-	-
Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	182,322	(207,697)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		69,334	-	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	-	-
		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	-	36,786	-
Issue		-	-	(6,343,080)	-	-
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	-
Transfer to level3 (*2)		299,148	29	-	-	-
Transfer out of level3 (*2)		(3,869)	-	-	-	-
Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2023 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		December 31, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	112,040	443,935
Net gain on financial liabilities designated at fair value through profit or loss		(74,680)	102,961
Net other operating expense		16,498	16,497
	~~W~~	53,858	563,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Net other operating expense		119,564	119,564
	~~W~~	(70,788)	263,495

(*2) The equity securities experienced a level transfer due to changes in the availability of observable market data, such as trading suspensions. Similarly, the derivative instruments underwent a level transfer as the availability of observable market data changed due to modifications in valuation techniques.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities, due from banks, loans	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc
			39,897,328
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			702,361
			9,474,641
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		56,031,316	Interest rate, discount rate, etc.
		~~W~~	105,403,285
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		261,299	Discount rate, volatility
Compound financial instruments		~~W~~	819,919	Underlying asset price
			1,081,218
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			814,374
			9,291,259
		~~W~~	10,372,477

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.
			40,282,764
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221
			3,961,279
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.
		~~W~~	93,769,965
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price
			1,071,475
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285
			3,984,056
		~~W~~	5,055,531

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~	17,217,401	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,414,926	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%
			18,632,327
Derivative assets
Equity and foreign exchange related	Option model (*1)		125,445	The volatility of the underlying asset and Correlations	10.35~41.28% 41.60~73.24%
Interest rates related			85,141	The volatility of the underlying asset and Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related			508,591	The volatility of the underlying asset, Correlations and Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%
			719,177

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		922,191	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~	20,273,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset and Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset and Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient and Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations and Hazard Rate	6.98% 0.00% 0.29~6.05%
			744,552
		~~W~~	7,883,809

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	15,730,078	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	1.00~76.22% 2.44~16.17% -11.62~65.74% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51~51.57% 2.61~31.73% 0.00% 0.51~74.30%
			17,327,888
Derivative assets
Equity and foreign exchange related	Option model (*1)		97,403	The volatility of the underlying asset and Correlations	8.08~63.37% -1.74~69.79%
Interest rates related			60,919	The volatility of the underlying asset and Correlations	0.19~0.68% 75.14~77.30%
Credit and commodity related			473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52~41.77% 99.83~99.95% 0.08~3.60%
			632,213

Securities at fair value through other comprehensive income			949,183
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis			The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60~27.84% 5.14~20.90% -1.00~1.00% 0.55~60.71%

		~~W~~	18,909,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26~81.98% -42.43~84.71%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		468,611	The volatility of the underlying asset and Correlations	7.58~81.98% -42.43~84.71%
Interest rates related			445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19~1.06% 0.00~2.71% -38.52~90.34%
Credit and commodity related			93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26~24.67% -11.62~77.30% 0.08~2.55%
			1,007,782
		~~W~~	7,733,034

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2024 and 2023.

		December 31, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial asset at fair value through profit or loss	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)
Securities at fair value through other comprehensive income (*2)		74,482	(49,291)
	~~W~~	127,784	(97,419)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)
	~~W~~	45,202	(42,294)

i-4) Sensitivity for changing in unobservable inputs

		December 31, 2023
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial asset at fair value through profit or loss	~~W~~	45,433	(42,214)
Derivative assets		19,994	(20,386)
Securities at fair value through other comprehensive income (*2)		44,286	(33,212)
	~~W~~	109,713	(95,812)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	30,543	(29,790)
Derivative liabilities		27,561	(27,525)
	~~W~~	58,104	(57,315)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying amount approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	38,228,750	38,159,135	32,455,701	32,338,446

Loans measured at amortized cost		449,295,238	452,724,752	411,739,562	414,024,035

Securities measured at amortized cost:
Government bonds		21,808,057	21,625,666	22,787,609	22,182,130
Financial institution bonds		3,787,661	3,828,599	5,864,626	5,906,724
Corporation bonds		7,720,281	7,694,086	7,034,252	6,879,983
		33,315,999	33,148,351	35,686,487	34,968,837
Other financial assets		23,116,960	23,469,322	26,880,554	27,175,002
	~~W~~	543,956,947	547,501,560	506,762,304	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	160,031,759	160,031,759	151,177,041	151,177,041
Time deposits		236,527,490	236,878,216	202,106,686	202,405,752
Certificate of deposit		10,409,701	10,481,318	12,059,730	12,114,566
Issued bill deposit		7,624,787	7,624,245	7,614,701	7,614,012
CMA deposits		4,451,561	4,451,561	4,950,392	4,950,392
Others		3,735,747	3,735,726	3,604,114	3,604,031
		422,781,045	423,202,825	381,512,664	381,865,794
Borrowing debts:
Call-money		1,197,823	1,197,823	2,195,849	2,195,849
Bills sold		8,872	8,831	11,252	11,208
Bonds sold under repurchase agreements		11,542,956	11,542,956	17,312,576	17,312,576
Borrowings		37,170,722	37,236,104	37,381,675	37,322,235
		49,920,373	49,985,714	56,901,352	56,841,868
Debt securities issued:
Borrowings in Korean won		75,106,885	75,610,971	68,382,242	68,189,097
Borrowings in foreign currency		18,658,969	18,759,433	13,179,483	13,143,721
		93,765,854	94,370,404	81,561,725	81,332,818
Investment contract liabilities		1,165,022	1,165,022	1,572,685	1,572,685

Other financial liabilities		39,472,400	39,429,575	47,328,051	47,295,828
	~~W~~	607,104,694	608,153,540	568,876,477	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Deposits measured at amortized cost	~~W~~	537,760	37,621,375	-	38,159,135

Loans measured at amortized cost		-	965,455	451,759,297	452,724,752

Securities measured at amortized cost:
Government bonds		11,292,066	10,333,600	-	21,625,666
Financial institution bonds		331,421	3,497,178	-	3,828,599
Corporation bonds		-	7,694,086	-	7,694,086
		11,623,487	21,524,864	-	33,148,351

Other financial assets		-	13,474,763	9,994,559	23,469,322
	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	160,031,759	-	160,031,759
Time deposits		-	-	236,878,216	236,878,216
Certificate of deposit		-	-	10,481,318	10,481,318
Issued bill deposit		-	-	7,624,245	7,624,245
CMA deposits		-	4,451,561	-	4,451,561
Other		-	3,694,921	40,805	3,735,726
		-	168,178,241	255,024,584	423,202,825
Borrowing debts:
Call-money		-	1,197,823	-	1,197,823
Bills sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	11,542,956	11,542,956
Borrowings		-	19,922	37,216,182	37,236,104
		-	1,217,745	48,767,969	49,985,714
Debt securities issued:
Borrowings in won		-	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		-	12,899,498	5,859,935	18,759,433
		-	56,359,813	38,010,591	94,370,404

Investment contract liabilities		-	-	1,165,022	1,165,022

Other financial liabilities		-	10,428,026	29,001,549	39,429,575
	~~W~~	-	236,183,825	371,969,715	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	554,703	31,783,743	-	32,338,446

Loans measured at amortized cost		-	1,633,949	412,390,086	414,024,035

Securities measured at amortized cost:
Government bonds		10,727,244	11,454,886	-	22,182,130
Financial institution bonds		2,005,877	3,900,847	-	5,906,724
Corporation bonds		-	6,879,983	-	6,879,983
		12,733,121	22,235,716	-	34,968,837

Other financial assets		-	16,393,625	10,781,377	27,175,002
	~~W~~	13,287,824	72,047,033	423,171,463	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	151,177,041	-	151,177,041
Time deposits		-	-	202,405,752	202,405,752
Certificate of deposit		-	-	12,114,566	12,114,566
Issued bill deposit		-	-	7,614,012	7,614,012
CMA deposits		-	4,950,392	-	4,950,392
Other		-	3,565,491	38,540	3,604,031
		-	159,692,924	222,172,870	381,865,794
Borrowing debts:
Call-money		-	2,195,849	-	2,195,849
Bills sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	17,312,576	17,312,576
Borrowings		-	221,256	37,100,979	37,322,235
		-	2,417,105	54,424,763	56,841,868
Debt securities issued:
Borrowings in won		-	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		-	10,456,332	2,687,389	13,143,721
		-	46,844,681	34,488,137	81,332,818

Investment contract liabilities		-	-	1,572,685	1,572,685

Other financial liabilities		-	20,658,155	26,637,673	47,295,828
	~~W~~	-	229,612,865	339,296,128	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2024 and 2023, are as follows:

		December 31, 2024
		Fair value (*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	37,621,375	DCF	Discount rate
Loans measured at amortized cost		965,455	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		21,524,864	DCF	Discount rate
Other financial assets		13,474,763	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		451,759,297	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		9,994,559	DCF	Discount rate
	~~W~~	535,340,313

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	168,178,241	DCF	Discount rate
Borrowings		1,217,745	DCF	Discount rate
Debt securities issued		56,359,813	DCF	Discount rate
Other financial liabilities		10,428,026	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		255,024,584	DCF	Discount rate
Borrowings		48,767,969	DCF	Discount rate
Debt securities issued		38,010,591	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		1,165,022	-	-
Other financial liabilities		29,001,549	DCF	Discount rate
	~~W~~	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2024 and 2023, are as follows

(continued):

		December 31, 2023
		Fair value (*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	31,783,743	DCF	Discount rate
Loans measured at amortized cost		1,633,949	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		22,235,716	DCF	Discount rate
Other financial assets		16,393,625	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		412,390,086	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		10,781,377	DCF	Discount rate
	~~W~~	495,218,496

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	159,692,924	DCF	Discount rate
Borrowings		2,417,105	DCF	Discount rate
Debt securities issued		46,844,681	DCF	Discount rate
Other financial liabilities		20,658,155	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		222,172,870	DCF	Discount rate
Borrowings		54,424,763	DCF	Discount rate
Debt securities issued		34,488,137	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		1,572,685	-	-
Other financial liabilities		26,637,673	DCF	Discount rate
	~~W~~	568,908,993

(*) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	~~W~~	(81,747)	(143,959)
New transactions		(33,712)	(48,548)
Recognized in profit for the year		26,229	110,760
Ending balance	~~W~~	(89,230)	(81,747)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4. (e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2024 and 2023 is as follows:

		December 31, 2024
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	40,525,712	-	40,525,712
Due from banks at fair value through profit or loss		35,450	-	-	-	35,450
Securities at fair value through profit or loss		70,231,449	-	-	-	70,231,449
Derivatives assets		9,576,896	-	-	702,361	10,279,257
Loans at fair value through profit or loss		1,879,946	-	-	-	1,879,946
Loans at amortized cost		-	-	449,295,238	-	449,295,238
Securities at fair value through other comprehensive income		-	93,805,369	-	-	93,805,369
Securities at amortized cost		-	-	33,315,999	-	33,315,999
Others		-	-	23,116,960	-	23,116,960
	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

		December 31, 2024
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	422,781,045	-	422,781,045
Financial liabilities at fair value through profit or loss		954,899	-	-	-	954,899
Financial liabilities designated at FVTPL		-	8,220,475	-	-	8,220,475
Derivatives liabilities		9,036,461	-	-	1,022,071	10,058,532
Borrowings		-	-	49,920,373	-	49,920,373
Debt securities issued		-	-	93,765,854	-	93,765,854
Investment contract liabilities		-	-	1,165,022	-	1,165,022
Others		-	-	39,472,400	-	39,472,400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

5. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2024 and 2023 is as follows (continued):

		December 31, 2023
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	34,629,251	-	34,629,251
Due from banks at fair value through profit or loss		30,743	-	-	-	30,743
Securities at fair value through profit or loss		69,427,259	-	-	-	69,427,259
Derivatives assets		4,459,200	-	-	252,221	4,711,421
Loans at fair value through profit or loss		1,758,562	-	-	-	1,758,562
Loans at amortized cost		-	-	411,739,562	-	411,739,562
Securities at fair value through other comprehensive income		-	90,311,979	-	-	90,311,979
Securities at amortized cost		-	-	35,686,487	-	35,686,487
Others		-	-	26,880,554	-	26,880,554
	~~W~~	75,675,764	90,311,979	508,935,854	252,221	675,175,818

		December 31, 2023
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	381,512,664	-	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	-	-	-	1,868,977
Financial liabilities designated at FVTPL		-	7,796,727	-	-	7,796,727
Derivatives liabilities		4,199,936	-	-	838,480	5,038,416
Borrowings		-	-	56,901,352	-	56,901,352
Debt securities issued		-	-	81,561,725	-	81,561,725
Investment contract liabilities		-	-	1,572,685	-	1,572,685
Others		-	-	47,328,051	-	47,328,051
	~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

i-1) Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2024 and 2023:

		December 31, 2024	December 31, 2023
Transferred asset:
Securities at FVTPL	~~W~~	10,141,306	11,042,486
Securities at FVOCI		645,888	1,286,990
Securities at amortized cost		199,261	3,622,838
Loans at amortized cost		20,600	-
	~~W~~	11,007,055	15,952,314
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	11,542,956	17,312,576

i-2) Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

Securities loaned as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Borrowers
Government bonds	~~W~~	13,611,571	15,340,768	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		607,175	398,252	Korea Securities Finance Corp., Korea Securities Depository, etc.
Corporation bonds		465,211	221,435	BNP Paribas Securities Corp.
Equity securities		15,826	48,004	Korea Securities Depository
Beneficiary certificate		-	40,890	Korea Securities Depository
	~~W~~	14,699,783	16,049,349

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition (continued)

i-3) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.).

For the years ended December 31, 2024 and 2023, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are ~~W~~ 11,369,662 million and ~~W~~ 10,950,727 million, respectively; the carrying amounts of related liabilities are ~~W~~ 7,144,588 million and ~~W~~ 6,634,887 million, respectively.

ii) Financial instruments qualified for derecognition and continued involvement

There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2024, and 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	10,560,214	-	10,560,214	13,744,859	522,860	5,592,302
Other financial instruments (*1)		9,299,807	-	9,299,807
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		17,514,396	-	17,514,396	15,238,643	-	2,275,753
Securities loaned (*2)		6,456,316	-	6,456,316	6,393,972	-	62,344
Domestic exchange settlement debit (*3)		39,697,639	34,787,860	4,909,779	-	-	4,909,779
Receivables from disposal of securities (*4)		4,879,073	2,199,610	2,679,463	1,925,615	-	753,848
	~~W~~	88,407,445	36,987,470	51,419,975	37,303,089	522,860	13,594,026
Liabilities:
Derivatives (*1),(*5)	~~W~~	18,245,590	-	18,245,590	14,692,837	1,000	11,767,096
Other financial instruments (*1)		8,215,343	-	8,215,343
Bonds sold under repurchase agreements (*2)		11,542,956	-	11,542,956	10,667,259	-	875,697
Securities borrowed (*2)		357,842	-	357,842	357,842	-	-
Domestic exchange settlement pending (*3)		36,593,966	34,787,860	1,806,106	1,735,983	-	70,123
Payable from purchase of securities (*4)		4,868,572	2,199,610	2,668,962	1,926,038	-	742,924
	~~W~~	79,824,269	36,987,470	42,836,799	29,379,959	1,000	13,455,840

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2024, the total amount of financial liabilities includes ~~W~~ 7,966,828 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 586,768 million are included in the related instruments not offset in the statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	4,706,696	-	4,706,696	14,428,984	448,025	2,042,058
Other financial instruments (*1)		12,212,371	-	12,212,371
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		19,200,694	-	19,200,694	18,814,022	-	386,672
Securities loaned (*2)		6,284,849	-	6,284,849	6,283,227	-	1,622
Domestic exchange settlement debit (*3)		47,791,602	42,766,815	5,024,787	-	-	5,024,787
Receivables from disposal of securities (*4)		7,421,808	3,734,544	3,687,264	3,006,017	-	681,247
	~~W~~	97,618,020	46,501,359	51,116,661	42,532,250	448,025	8,136,386
Liabilities:
Derivatives (*1), (*5)	~~W~~	12,637,884	-	12,637,884	14,701,829	-	8,958,880
Other financial instruments (*1)		11,022,825	-	11,022,825
Bonds sold under repurchase agreements (*2)		17,312,576	-	17,312,576	15,450,999	-	1,861,577
Securities borrowed (*2)		1,449,634	-	1,449,634	1,449,634	-	-
Domestic exchange settlement pending (*3)		52,004,974	42,766,815	9,238,159	9,151,927	-	86,232
Payable from purchase of securities (*4)		7,466,010	3,734,544	3,731,466	3,006,534	-	724,932
	~~W~~	101,893,903	46,501,359	55,392,544	43,760,923	-	11,631,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2023, the total amount of financial liabilities includes ~~W~~ 7,541,895 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 365,074 million are included in the related instruments not offset in the statement of financial position.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

5. Financial risk management (continued)

(i) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio. The economic response capital can be charged up to 2.5%p during credit expansion and required economic response capital in Korea was increased from 0% to 1%, effective May 1,2024. As of December 31, 2024, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (1.0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

The capital ratio of the Group based on Basel III is as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Capital :
Tier I common equity capital	~~W~~	44,570,426	41,388,070
Additional tier 1 capital		5,822,079	5,118,817
Tier I capital		50,392,505	46,506,887
Tier II capital		3,512,376	3,685,637
Total capital (A)	~~W~~	53,904,881	50,192,524

Total risk-weighted assets (B)	~~W~~	341,378,776	314,180,698

Capital adequacy ratio (A/B)		15.79%	15.98%
Tier I capital adequacy ratio		14.76%	14.80%
Common stock ratio		13.06%	13.17%

(*) As of December 31, 2024, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS capital regulation system and the capital ratio as of that date is a provisional figure.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.

i) Overview of the insurance risk

i-1) Insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there is more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. The Group takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policy holders.

Insurance accidents in life insurance include not only the death of the policyholder(insured) but also their survival, disability, and hospitalization.

The Group basically classifies the Group's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked , and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, the Group assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

i) Overview of the insurance risk (continued)

i-1) Insurance risk and reinsurance (continued)

The Group uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

1
Acceptance strategy

Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, the Group can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups is one of the major acceptance strategies.

2
Reinsurance strategy

The risk of reinsurance contracts held to the Group is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by the Group shall be determined by considering the Group’s assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. The Group’s insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about the Group’s insurance liabilities.

ii) Insurance risk management policy

ii -1) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of the Group’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

The Group divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability and illness risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to the Group in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, the Group calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ii) Insurance risk management policy (continued)

ii -2) Insurance risk management organization and management method

The Group measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, the Group establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Group supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

-
Insurance risk management

The Group develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

-
Interest rate risk management

The Group establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. The Group also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

-
Liquidity risk management

The Group reviews and manages the amount of claims paid insurance and liquid assets periodically.

iii) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having, can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk,

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

iii) Korean Insurance Capital Standard(K-ICS) (continued)

general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the solvency ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company's solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

iv) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

iv-1) Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. the Group’s reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

iv-2) Interest rate risk

Interest rate risk means the risk that arises when the Group’s financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. The Group manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

iv-3) Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of the Group’s liabilities and discretionary participation features, are factors used to determine the level of risk associated with the Group’s liquidity.

The purpose of the Group’s management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. The Group’s main liquidity risk management methods are as follows:

- Regularly inspect and manage the amount of insurance payments and liquid assets

- Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.

- Monitoring liquidity ratios by running liquidity stress tests

- Establishment of asset liability management strategy considering insurance contract liability cash flow

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

iv) Financial risks related to insurance contracts(continued)

iv-4) Market risk

Market risk refers to the risk of loss arising when the Group’s financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. The Group carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

v) Concentration of Insurance Risk

v-1) The concentration of insurance risks by region as of December 31, 2024 and December 31, 2023 are as follows:

		December 31, 2024
		Insurance Contract	Reinsurance Contract	Total
Domestic	~~W~~	41,195,537	345,177	41,540,714
International		(1,341)	-	(1,341)
	~~W~~	41,194,196	345,177	41,539,373

		December 31, 2023
		Insurance Contract	Reinsurance Contract	Total
Domestic	~~W~~	38,360,261	161,301	38,521,562
International		5,001	-	5,001
	~~W~~	38,365,262	161,301	38,526,563

v-2) Market risk arising from insurance contracts

The amount of currency insurance liabilities (based on the fulfilment cash flows) as of December 31, 2024 and December 31, 2023 are as follows:

	December 31, 2024		December 31, 2023
	Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign currency insurance contract liabilities:
USD (thousand)	168,209	247,267	192,052	247,632
EUR (thousand)	119	182	124	177
VND (million)	(23,242)	(1,341)	94,010	5,001
		246,108		252,810

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk

The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2024 and 2023 are as follows

			December 31, 2024
	Sensitivity (*1)		Base amount and base amount after change				Profit and capital impact (before tax)
			Fulfilment cash flows (*2)		Contractual service margin		Profit(loss) (*3)		Other comprehensive income
			Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect
Base amount		~~W~~	39,380,251	39,819,864	7,224,114	6,869,326	-	-	-	-
Mortality rate	Increased by 3.27%		39,511,663	39,946,680	7,091,068	6,740,875	1,635	1,635	(9,952)	8,702
Disability and illness (fixed compensation)	Increased by 3.40%		40,083,199	40,478,965	6,567,655	6,256,714	(46,488)	(46,488)	16,176	34,285
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		39,380,251	39,819,864	7,224,114	6,869,326	-	-	-	-
Surrender rate(increase)	Increased by 9.16%		40,126,708	40,533,222	6,503,159	6,181,469	(25,501)	(25,501)	(104,650)	(86,772)
Surrender rate(decrease)	Decreased by 9.16%		38,556,883	39,031,830	8,041,498	7,651,376	5,984	5,984	115,085	133,903
Expense	Increased by 2.62%		39,592,255	40,031,868	7,024,540	6,669,753	(12,430)	(12,430)	9,624	9,624
Expense(inflation)	0.26%p

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impact of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2024 and December 31, 2023 are as follow (continued):

			December 31, 2023
	Sensitivity (*1)		Base amount and base amount after change				Profit and capital impact (before tax)
			Fulfilment cash flows (*2)		Contractual service margin		Profit(loss) (*3)		Other comprehensive income
			Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect
Base amount		~~W~~	36,532,133	36,758,686	7,168,725	7,037,730	-	-	-	-
Mortality rate	Increased by 3.27%		36,649,373	36,873,667	7,048,751	6,920,015	2,734	2,734	(669)	16,340
Disability and illness (fixed compensation)	Increased by 3.40%		37,207,600	37,392,758	6,518,899	6,429,299	(25,641)	(25,641)	79,046	91,155
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		36,532,133	36,758,686	7,168,725	7,037,730	-	-	-	-
Surrender rate(increase)	Increased by 9.16%		37,012,292	37,216,745	6,696,604	6,587,709	(8,038)	(8,038)	(248,007)	(231,815)
Surrender rate(decrease)	Decreased by 9.16%		36,002,582	36,252,706	7,700,114	7,545,548	(1,838)	(1,838)	265,129	283,049
Expense	Increased by 2.62%		36,724,665	36,951,218	6,982,049	6,851,054	(5,856)	(5,856)	29,725	29,725
Expense(inflation)	0.26%p

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

(*1) The risk adjustment is calculated at the 75% confidence level.

(*2) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*3) The profit (loss) for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vii) Credit risk arising from insurance contracts

The amount of the reinsurance contracts held, which is an asset according to risk level, as of December 31, 2024 and December 31, 2023 are as follows:

		December 31, 2024		December 31, 2023
		Reinsurance residual coverage assets	Reinsurance incident assets	Reinsurance residual coverage assets	Reinsurance incident assets
AA+ ~ AA-	~~W~~	-	146	38,207	5,204

viii) Interest rate risk arising from insurance contracts

The impact of exposure to interest rate risk and interest rate changes on profit and loss and capital as of December 31, 2024 and December 31, 2023 are as follows:

viii-1) Interest rate risk exposure

		December 31, 2024	December 31, 2023
Exposure to financial products measured at fair value (*1)	~~W~~	48,843,348	46,700,713
Exposure to insurance contract (*2)		39,820,035	36,758,783
Net exposure (financial products - insurance contracts)	~~W~~	9,023,313	9,941,930

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2) It is the total amount excluding the contractual service margin from the remaining coverage elements of insurance contract liabilities and reinsurance contract assets (liabilities).

viii-2) Interest rate risk sensitivity

		December 31, 2024		December 31, 2023
		Profit and loss effect	Capital effect	Profit and loss effect	Capital effect
100 bp Increase	~~W~~
Insurance contract (*1)		-	4,357,245	-	3,412,769
Reinsurance contract (*1)		-	50,365	-	15,543
Financial assets (*2)		(35,934)	(4,777,699)	(37,574)	(4,258,875)

100 bp Decrease	~~W~~
Insurance contract (*1)		-	(6,073,734)	-	(4,382,646)
Reinsurance contract (*1)		-	(59,948)	-	(17,723)
Financial assets (*2)		35,934	5,837,965	37,574	4,258,875

(*1) This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.

(*2) Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effect is the change in financial assets recognized at fair value through profit or loss, and the capital effect is the change in financial assets measured at fair value through other comprehensive income.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ix) Liquidity risk arising from insurance contracts

The maturity amount of undiscounted remaining contractual cash flows as of December 31, 2024 and December 31, 2023 are as follow. This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

		December 31, 2024
		Less than or equal to 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	4,959,356	4,502,944	4,087,588	3,652,621	3,114,091	40,523,130	60,839,730
Cash Outflow		(5,324,282)	(4,157,931)	(4,287,561)	(4,084,548)	(4,318,989)	(126,037,788)	(148,211,099)
		(364,926)	345,013	(199,973)	(431,927)	(1,204,898)	(85,514,658)	(87,371,369)

Variable insurance:
Cash Inflow		446,902	371,371	307,145	254,674	214,352	1,923,480	3,517,924
Cash Outflow		(880,558)	(752,425)	(682,066)	(612,330)	(536,499)	(7,753,564)	(11,217,442)
		(433,656)	(381,054)	(374,921)	(357,656)	(322,147)	(5,830,084)	(7,699,518)
		(798,582)	(36,041)	(574,894)	(789,583)	(1,527,045)	(91,344,742)	(95,070,887)

Reinsurance contract
Cash Inflow		225,165	216,544	209,995	207,721	207,575	8,223,398	9,290,398
Cash Outflow		(244,930)	(237,756)	(230,883)	(227,262)	(226,934)	(9,123,146)	(10,290,911)
		(19,765)	(21,212)	(20,888)	(19,541)	(19,359)	(899,748)	(1,000,513)
Total (including variable insurance)		(818,347)	(57,253)	(595,782)	(809,124)	(1,546,404)	(92,244,490)	(96,071,400)
Total (excluding variable insurance)	~~W~~	(384,691)	323,801	(220,861)	(451,468)	(1,224,257)	(86,414,406)	(88,371,882)

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ix) Liquidity risk arising from insurance contracts (continued)

		December 31, 2023
		Less than or equal to 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash Outflow		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)
		(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)

Variable insurance:
Cash Inflow		582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash Outflow		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)
		(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)
		(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)

Reinsurance contract
Cash Inflow		203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash Outflow		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)
		(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)
Total (including variable insurance)		(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)
Total (excluding variable insurance)	~~W~~	(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

As of December 31, 2024 and 2023, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is ~~W~~ 53,227,935 million and ~~W~~ 52,555,004 million.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

(x) Claims development

The amount of claims development as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
Progress year		Year of incident
		2020	2021	2022	2023	2024	Total
Undiscounted estimate of ultimate loss	~~W~~	959,974	1,070,850	1,104,112	1,152,207	1,233,110	5,520,253
Paid claims:
Current year		746,984	833,427	857,650	896,474	957,713	4,292,248
1 year after		166,072	187,415	195,026	202,132	-	750,645
2 years after		23,751	27,433	27,763	-	-	78,947
3 years after		13,248	12,079	-	-	-	25,327
4 years after		4,849	-	-	-	-	4,849
Cumulative paid claims	~~W~~	954,904	1,060,354	1,080,439	1,098,606	957,713	5,152,016
The difference between the estimated ultimate loss and paid claims		5,070	10,497	23,673	53,601	275,396	368,237
Discount effect		-	-	-	-	-	(11,011)
Future loss adjustment expenses		-	-	-	-	-	7,316
Reported but unpaid claims		-	-	-	-	-	1,436,530
Risk adjustment for non-financial risks		-	-	-	-	-	14,041
Reinsurance effect		-	-	-	-	-	(94,435)
Total liabilities for incurred claims	~~W~~	-	-	-	-	-	1,720,678

		December 31, 2023
Progress year		Year of incident
		2019	2020	2021	2022	2023	Total
Undiscounted estimate of ultimate loss	~~W~~	962,548	950,728	1,062,120	1,098,646	1,153,875	5,227,917
Paid claims:
Current year		777,773	771,780	857,031	888,276	932,827	4,227,687
1 year after		151,943	144,712	167,000	172,431	-	636,086
2 years after		19,955	19,220	23,317	-	-	62,492
3 years after		8,972	11,202	-	-	-	20,174
4 years after		3,905	-	-	-	-	3,905
Cumulative paid claims	~~W~~	962,548	946,914	1,047,348	1,060,707	932,827	4,950,344
The difference between the estimated ultimate loss and paid claims		-	3,815	14,772	37,940	221,048	277,575
Discount effect		-	-	-	-	-	(9,311)
Future loss adjustment expenses		-	-	-	-	-	5,313
Reported but unpaid claims		-	-	-	-	-	1,535,849
Risk adjustment for non-financial risks		-	-	-	-	-	18,604
Reinsurance effect		-	-	-	-	-	(65,252)
Total liabilities for incurred claims	~~W~~	-	-	-	-	-	1,762,778

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(b) Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd.

i) Overview of insurance risks

Insurance risk is defined as the risk that arises in connection with the underwriting of insurance contracts and payment of claims, which are the unique tasks of an insurance company, and is managed by dividing it into long-term non-life insurance risk and general non-life insurance risk.

Long-term non-life insurance risk refers to the risk of loss due to risk factors that may arise in a long-term non-life insurance contract and is divided and measured into death risk, longevity risk, disability and illness risk, property/other risk, operating expense risk, project cost risk, and catastrophe risk. General non-life insurance risk refers to the risk of loss due to risk factors that may arise in general non-life insurance contracts, and is measured by dividing it into insurance price risk, reserve risk, and catastrophe risk.

i-1) Long-term non-life insurance risk

Mortality risk and longevity risk refer to the risk of unexpected losses related to the death of the policyholder, and are measured by the risk of a decrease in net asset value due to changes in the mortality level.

Disability and illness risk is the risk of unexpected losses related to the policyholder's disability or illness, and is measured as the risk of a decrease in net asset value due to changes in the risk level of disability and illness coverage.

Property and other risks are the risk of unexpected losses related to property, costs, compensation, and other collateral, and are measured as the risk of a decrease in net asset value due to changes in the risk level of property, costs, compensation, and other collateral.

Cancellation risk refers to the risk of unexpected losses due to the policyholder's exercise of options, such as contract termination or early withdrawal, and is measured by the risk of a decrease in net asset value due to changes in the policyholder's option exercise rate or group termination of policyholders.

Operating expense risk includes the risk arising from changes in spending due to inflation and the level of future costs related to insurance contract costs. Costs related to insurance contracts include all cost items except allowances.

Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (e.g. epidemic disease, major accident, etc.) that are not considered in the risk of death.

i-2) General non-life insurance risk

Insurance price risk refers to the risk resulting from uncertainty related to the timing, frequency, and severity of future insured events.

Reserve risk refers to the risk that the reserve liability accumulated to pay insurance claims for insurance events that have occurred in the relevant contract will not cover the insurance claims to be paid in the future.

Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (natural disasters, major accidents, major guarantees, etc.) that are not considered in insurance prices and reserve risks.

ii) Measurement and management of insurance risk

ii-1) Measurement of insurance risk

Shinhan EZ General Insurance Co., Ltd. measures general and long-term insurance risks through the solvency amount and the statutory solvency amount calculation criteria of Enforcement Rules of the Insurance Business Supervisory Regulations and operates related risk management policies.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

6. Insurance Risk (continued)

(b) Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd. (continued)

ii) Measurement and management of insurance risk (continued)

ii-2) Insurance risk management organization and management method

Shinhan EZ General Insurance Co., Ltd. determines an insurance risk permissible limit every year, monitors compliance with the limit, and executes in accordance with predetermined countermeasures when the insurance risk exceeds the limit. In addition, underwriting guidelines, retention, and reinsurance strategies are established and operated so that risks can be retained at an appropriate level for each type of insurance.

ii-3) Claims development

When estimating occurrences of accidents, Shinhan EZ General Insurance Co., Ltd. considers that the probability of occurrence and scale of occurrence of future experience may be more unfavorable than the assumptions reflected in risk adjustment. In general, uncertainty related to insurance claims and costs due to an insured event is greatest when the accident is in its early stages, and as the year of the accident progresses, the uncertainty of the final claims and costs decreases.

ii-4) Sensitivity to insurance risk

Shinhan EZ General Insurance Co., Ltd. manages insurance risks through sensitivity analysis based on cancellation rates, loss ratios, and operating expense rates that are judged to have a significant impact on the amount, timing, and uncertainty of the insurer's future cash flows.

ii-5) Liquidity risk arising from insurance contracts

Liquidity risk arising from insurance contracts may result in the inability to respond to payment demands due to inconsistencies in the operation of funds and the procurement period and amount, or incur losses due to the procurement of high-interest funds or unfavorable sales of held assets to resolve fund shortages. It means there is a risk. Shinhan EZ General Insurance Co., Ltd. monitors liquidity ratios to manage liquidity risk.

ii-6) Credit risk arising from insurance contracts

Credit risk arising from an insurance contract refers to the possibility of economic loss that may occur if the reinsurer, the counterparty to the transaction, is unable to fulfil its obligations specified in the contract due to default or deterioration of credit rating. Shinhan EZ General Insurance Co., Ltd. transacts as a reinsurer with high-quality insurance companies that have been given a rating of BBB- or higher by S&P or an equivalent rating through strict internal review.

ii-7) Interest rate risk arising from insurance contracts

Interest rate risk exposed to Shinhan EZ General Insurance Co., Ltd. 's insurance contracts is the risk of unexpected losses arising from changes in net interest income or net asset value depending on changes in interest rates. The consolidated entity manages this to minimize unexpected losses arising from interest rate changes.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

7. Investment in subsidiaries

(a) The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2024 and 2023 is as follows:

		December 31, 2024			December 31, 2023
Investees (*1), (*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (separate)	~~W~~	37,672,303	11,324,128	26,348,175	37,289,555	11,190,414	26,099,141
Shinhan Bank		556,691,161	519,926,426	36,764,735	508,497,276	474,966,063	33,531,213
Shinhan Card Co., Ltd.		44,137,094	35,860,198	8,276,896	43,420,162	35,365,175	8,054,987
Shinhan Securities Co., Ltd.		49,026,790	43,532,326	5,494,464	52,497,500	47,131,211	5,366,289
Shinhan Life Insurance Co., Ltd.		59,843,268	52,802,301	7,040,967	58,641,345	50,218,211	8,423,134
Shinhan Capital Co., Ltd.		12,512,659	10,259,145	2,253,514	13,018,880	10,791,281	2,227,599
Jeju Bank		7,444,771	6,854,663	590,108	7,162,714	6,626,863	535,851
Shinhan Asset Management Co., Ltd.		503,319	186,991	316,328	409,246	134,030	275,216
SHC Management Co., Ltd.		10,325	-	10,325	10,051	-	10,051
Shinhan DS		139,322	76,603	62,719	137,141	85,417	51,724
Shinhan Savings Bank		2,879,145	2,512,348	366,797	3,046,110	2,696,597	349,513
Shinhan Asset Trust Co., Ltd.		775,844	471,890	303,954	463,445	85,555	377,890
Shinhan Fund Partners Co., Ltd		122,507	22,580	99,927	110,849	20,136	90,713
Shinhan REITs Management Co., Ltd.		82,781	12,640	70,141	72,018	9,522	62,496
Shinhan AI Co., Ltd. (*3)		-	-	-	35,674	940	34,734
Shinhan Venture Investment Co., Ltd.		176,165	90,967	85,198	171,783	90,515	81,268
Shinhan EZ General Insurance Co., Ltd.		289,867	178,573	111,294	261,204	131,875	129,329

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan AI Co., Ltd. was liquidated in the current period.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

7. Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2024 and 2023 is as follows:

		December 31, 2024			December 31, 2023
Investees (*1), (*2)		Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	2,556,503	1,619,867	1,617,202	2,160,092	1,671,011	1,669,579
Shinhan Bank		47,357,783	3,695,913	4,414,685	37,459,678	3,067,991	3,707,829
Shinhan Card Co., Ltd.		6,173,106	575,261	553,274	5,378,610	621,908	583,014
Shinhan Securities Co., Ltd.		11,446,637	179,160	179,829	9,947,400	100,840	128,378
Shinhan Life Insurance Co., Ltd.		7,044,374	528,401	(1,056,025)	6,451,715	472,395	475,656
Shinhan Capital Co., Ltd.		1,201,874	116,948	115,203	1,204,941	304,024	298,609
Jeju Bank		382,121	10,416	12,709	371,210	5,101	20,189
Shinhan Asset Management Co., Ltd.		241,409	66,003	65,512	171,145	51,272	51,225
SHC Management Co., Ltd.		-	274	274	-	305	305
Shinhan DS		331,631	8,756	10,996	322,895	7,954	4,191
Shinhan Savings Bank		255,650	17,855	17,310	273,630	29,943	29,724
Shinhan Asset Trust Co., Ltd.		100,626	(320,601)	(320,675)	148,980	53,430	53,055
Shinhan Fund Partners Co., Ltd.		67,420	15,371	15,310	62,674	12,193	12,193
Shinhan REITs Management Co., Ltd.		26,131	7,688	7,644	21,512	9,485	9,446
Shinhan AI Co., Ltd. (*4)		-	(1,927)	(1,928)	8,727	(4,596)	(4,432)
Shinhan Venture Investment Co., Ltd.		45,542	3,776	3,931	28,209	4,441	4,266
Shinhan EZ General Insurance Co., Ltd.		93,894	(17,403)	(18,035)	43,747	(7,778)	(7,289)

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) This amount includes non-controlling interests.

(*4) Shinhan AI Co., Ltd was liquidated in the current period, and the amounts for the current and prior periods are those incurred before the liquidation.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

7. Investment in subsidiaries (continued)

(c) Change in the scope of consolidation

Change in consolidated subsidiaries for the year ended December 31, 2024 are as follows:

	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Decrease in ownership stake

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

8. Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2024 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and its accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance	Life insurance business, Non-Life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

8. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2024 and 2023:

		December 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302
Net fees and commission income (expense)		867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874
Provision for allowance for credit loss		(425,429)	(917,239)	(136,466)	(6,237)	(151,258)	(375,991)	(654)	(2,013,274)
General and administrative expenses		(3,983,172)	(855,125)	(786,141)	(201,994)	(65,273)	(437,691)	213,156	(6,116,240)

Other income (expense), net		(507,922)	(215,670)	95,227	1,055,611	177,677	548,614	(682,529)	471,008
Operating income (expense)		4,939,901	877,656	281,905	707,648	122,260	164,489	(635,189)	6,458,670
Equity method income (loss)		9,856	(4,053)	(558)	(894)	25,148	(5,453)	(47,868)	(23,822)
Income tax expense		1,040,924	224,731	54,238	193,041	27,044	52,899	(121,955)	1,470,922
Profit for the year	~~W~~	3,610,084	671,506	179,160	510,998	116,948	(124,845)	(405,681)	4,558,170
Controlling interest	~~W~~	3,609,620	668,392	179,157	510,998	116,948	(124,845)	(510,093)	4,450,177
Non-controlling interests		464	3,114	3	-	-	-	104,412	107,993

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

8. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2024 and 2023 (continued):

		December 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922
Net fees and commission income (expense)		748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206
Provision for allowance for credit loss		(914,848)	(883,956)	(152,146)	(16,116)	(177,912)	(99,203)	(322)	(2,244,503)
General and administrative expenses		(3,876,485)	(778,564)	(720,835)	(218,820)	(80,106)	(403,395)	182,868	(5,895,337)

Other income (expense), net		(495,331)	(267,959)	181,927	1,087,789	335,205	327,511	(393,580)	775,562
Operating income (expense)		4,009,518	933,484	253,063	650,858	343,454	341,273	(430,800)	6,100,850
Equity method income (loss)		8,556	(2,831)	93	(302)	66,918	664	51,990	125,088
Income tax expense		936,472	218,332	36,239	167,417	89,849	81,695	(43,044)	1,486,960
Profit for the year	~~W~~	2,969,829	725,171	100,840	464,617	304,024	243,928	(330,409)	4,478,000
Controlling interest	~~W~~	2,969,519	723,845	100,915	464,617	304,024	243,928	(438,813)	4,368,035
Non-controlling interests		310	1,326	(75)	-	-	-	108,404	109,965

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

8. Operating segments (continued)

(c) Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,987,390	1,997,334	596,982	(129,874)	170,737	1,207	(221,474)	11,402,302
Internal transactions		1,125	(66,163)	(23,607)	(5,478)	(27,065)	91,393	29,795	-
	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302

		December 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,557,545	1,961,035	449,835	(208,812)	265,943	36,700	(244,324)	10,817,922
Internal transactions		(9,407)	(65,737)	(6,159)	10,027	(17,139)	88,538	(123)	-
	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

8. Operating segments (continued)

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2024 and 2023.

		December 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	911,057	984,884	541,673	3,561	15,910	257,789	-	2,714,874
Internal transactions		(43,148)	(50,365)	(5,763)	(7,941)	1,532	79,168	26,517	-
	~~W~~	867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874

		December 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	794,021	1,019,262	507,109	2,151	14,917	309,746	-	2,647,206
Internal transactions		(45,977)	(50,597)	(6,668)	(5,361)	2,546	81,376	24,681	-
	~~W~~	748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

8. Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2024 and 2023.

		December 31, 2024	December 31, 2023
Domestic	~~W~~	5,180,020	5,088,487
Overseas (*)		1,278,650	1,012,363
	~~W~~	6,458,670	6,100,850

(*) Vietnam and Japan are the countries where the related income from external customers are material. As of December 31, 2024, and 2023, operating income recognized for Vietnam amounted to ~~W~~ 332,717 million and ~~W~~ 275,581 million, respectively. For Japan, it amounted to ~~W~~ 218,393 million and ~~W~~ 187,466 million, respectively.

The following table provides information of non-current assets by geographical area as of December 31, 2024 and 2023.

		December 31, 2024	December 31, 2023
Domestic	~~W~~	10,185,952	10,142,257
Overseas		419,469	305,799
	~~W~~	10,605,421	10,448,056

(*) Non-current assets comprise property and equipment, intangible assets and investment properties.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

9. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Cash	~~W~~	2,296,962	2,173,550
		2,296,962	2,173,550
Deposits denominated in Korean won:
Reserve deposits		11,594,266	10,909,697
Time deposits		2,198,645	1,450,123
Certificate of deposit		-	14,446
Other		3,365,689	3,042,525
		17,158,600	15,416,791
Deposits denominated in foreign currency:
Deposits		14,934,942	12,117,199
Time deposits		3,956,971	3,000,279
Other		2,199,579	1,942,571
		21,091,492	17,060,049

Allowance for credit losses		(21,342)	(21,139)
	~~W~~	40,525,712	34,629,251

(b) Restricted due from banks in accordance with Related Regulation or Acts as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	11,594,266	10,909,697	Article 55 of the Bank of Korea Act
Other		1,978,415	1,633,297	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		13,572,681	12,542,994

Deposits denominated in foreign currency		11,046,189	7,148,169	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	24,618,870	19,691,163

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

10. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Debt instruments:
Governments	~~W~~	8,983,699	6,392,302
Financial institutions		11,127,785	12,590,217
Corporations		12,579,941	10,949,245
Stocks with put option		691,684	651,045
Equity investment with put option		5,483,075	5,019,107
Beneficiary certificates		14,414,681	14,489,698
Commercial papers		9,270,928	8,631,502
CMA		1,613,961	3,473,984
Others (*)		2,840,070	3,274,992
		67,005,824	65,472,092

Equity instruments:
Stocks		2,954,653	3,732,637
Equity investment		6,680	8,093
Others		135,995	110,731
		3,097,328	3,851,461

Gold/silver deposits		128,297	103,706
	~~W~~	70,231,449	69,427,259
Other:
Loans at FVTPL	~~W~~	1,879,946	1,758,562
Due from banks at fair value		35,450	30,743
	~~W~~	72,146,845	71,216,564

(*) As of December 31, 2024 and 2023, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,731,224 million and ~~W~~ 1,841,473 million, respectively.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	167,805,176	142,779,721
Currency swaps		59,641,567	45,159,344
Currency options		2,182,530	1,265,326
		229,629,273	189,204,391
Exchange traded:
Currency futures		1,534,764	2,189,413
		231,164,037	191,393,804
Interest rates related:
Over the counter:
Interest rate forwards and swaps		57,169,341	41,950,711
Interest rate options		825,057	516,577
		57,994,398	42,467,288
Exchange traded:
Interest rate futures		4,875,687	3,943,763
Interest rate swaps (*)		142,194,805	94,186,140
		147,070,492	98,129,903
		205,064,890	140,597,191
Credit related:
Over the counter:
Credit swaps		5,041,093	4,178,441

Equity related:
Over the counter:
Equity swaps and forwards		5,975,657	4,100,836
Equity options		2,923,962	3,552,337
		8,899,619	7,653,173
Exchange traded:
Equity futures		1,600,342	2,764,186
Equity options		452,322	240,603
		2,052,664	3,004,789
		10,952,283	10,657,962
Commodity related:
Over the counter:
Commodity swaps and forwards		2,121,686	1,034,225
Commodity options		-	8,000
		2,121,686	1,042,225
Exchange traded:
Commodity futures and options		172,899	93,004
		2,294,585	1,135,229
Hedge:
Currency forwards		4,345,149	2,142,233
Currency swaps		7,993,851	4,448,030
Interest rate forwards and swaps		13,219,417	12,469,580
Equity options		18,750	-
		25,577,167	19,059,843
	~~W~~	480,094,055	367,022,470

(*) The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

HINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	5,731,971	3,887,398	1,558,662	1,402,185
Currency swaps		2,299,084	3,823,249	1,431,614	1,206,156
Currency options		24,230	25,700	13,128	13,065
		8,055,285	7,736,347	3,003,404	2,621,406
Exchange traded:
Currency futures		1,527	828	30	1,102
		8,056,812	7,737,175	3,003,434	2,622,508
Interest rates related:
Over the counter:
Interest rate forwards and swaps		734,284	859,402	683,814	902,989
Interest rate options		1,157	28,907	4,011	17,038
		735,441	888,309	687,825	920,027
Exchange traded:
Interest rate futures		2,929	675	2,253	11,757
		738,370	888,984	690,078	931,784
Credit related:
Over the counter:
Credit swaps		507,677	9,764	473,582	10,366
Equity related:
Over the counter:
Equity swap and forwards		96,841	137,399	166,010	350,768
Equity options		95,173	112,088	7,137	165,834
		192,014	249,487	173,147	516,602
Exchange traded:
Equity futures		1,228	13,302	66,356	16,346
Equity options		66,177	4,274	47,167	16,735
		67,405	17,576	113,523	33,081
		259,419	267,063	286,670	549,683
Commodity related:
Over the counter:
Commodity swaps and forwards		914	129,833	3,314	84,957
Exchange traded:
Commodity futures and options		13,704	3,642	2,122	638
		14,618	133,475	5,436	85,595
Hedge:
Currency forwards		12,100	213,015	21,580	34,492
Currency swaps		539,015	181,413	111,024	99,093
Interest rate forwards and swaps		151,246	623,702	119,617	704,895
Equity options		-	3,941	-	-
		702,361	1,022,071	252,221	838,480
	~~W~~	10,279,257	10,058,532	4,711,421	5,038,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,734,704	36,890
Currency swaps		(1,739,525)	135,712
Currency options		4,392	1,355
		(429)	173,957
Exchange traded:
Currency futures		804	(955)
		375	173,002
Interest rates related:
Over the counter:
Interest rate forwards and swaps		115,234	181,987
Interest rate options		(2,413)	(2,886)
		112,821	179,101
Exchange traded:
Interest rate futures and others		2,253	(9,511)
		115,074	169,590
Credit related:
Over the counter:
Credit swaps		44,223	53,042

Equity related:
Over the counter:
Equity swap and forwards		(61,607)	(19,934)
Equity options		28,708	(159,324)
		(32,899)	(179,258)
Exchange traded:
Equity futures		(12,093)	50,009
Equity options		1,085	(13,929)
		(11,008)	36,080
		(43,907)	(143,178)
Commodity related:
Over the counter:
Commodity swaps and forwards		(43,643)	37,027
Commodity options		-	1,516
		(43,643)	38,543
Exchange traded:
Commodity futures		10,062	1,484
		(33,581)	40,027

Hedge		242,379	327,016
	~~W~~	324,563	619,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(d) Gains and losses related to hedge

i) Gains and losses on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Gains and losses on fair value hedges (hedged items)	Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(45,264)	42,787	(2,477)
Foreign exchange risk (*1)		44,094	(46,382)	(2,288)
Other price risk (*1)		(1,548)	1,109	(439)
	~~W~~	(2,718)	(2,486)	(5,204)

		December 31, 2023
		Gains and losses on fair value hedges (hedged items)	Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(271,425)	282,835	11,410
Foreign exchange risk (*1)		4,102	(5,264)	(1,162)
	~~W~~	(267,323)	277,571	10,248

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities.

(*2) The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(d) Gains and losses related to hedge (continued)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the profit or loss and other comprehensive income are as follows:

		December 31, 2024
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	89,293	(5,034)	(151)
Foreign exchange risk (*1)		2,548	(6,184)	210,424
Discontinuation of cash flow hedges		(39,621)	-	47,957
Hedge of net investments:
Foreign exchange risk (*1)		(221,221)	(1,191)	-
	~~W~~	(169,001)	(12,409)	258,230

		December 31, 2023
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	99,268	(512)	(1,760)
Foreign exchange risk (*1)		(10,294)	(7,069)	(25,698)
Discontinuation of cash flow hedges		(5,531)	-	14,659
Hedge of net investments:
Foreign exchange risk (*1)		(3,903)	3,673	-
	~~W~~	79,540	(3,908)	(12,799)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.

(*2) The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity

i) Hedging purpose and strategy

The Group transacts with derivative financial instruments to hedge its interest rate risk, currency risk and stock price fluctuation risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates, foreign exchange rates and stock price of the Korean won structured notes, foreign currency generated financial debentures, Korean won structured deposits, foreign currency investment receivables and beneficiary securities in foreign currency; and cash flow hedge accounting for forward interest rate, interest rate swaps, forward currency and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, foreign currency debt, foreign currency structured deposits, the Korean won bonds and foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1)		2.49%	1.75%	1.57%	1.54%	1.36%	0.38%	1.27%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk: (*3)
Nominal values:		-	-	18,750	-	-	-	18,750
Average hedge ratio:		-	-	100%	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1)		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of hedging derivatives on the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity.

		December 31, 2024
		Nominal amount	Carrying amount of assets (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,347,033	57,685	579,563	42,787
Currency forward		429,939	-	39,395	(46,382)
Equity options		18,750	-	3,941	1,109

Cash flow hedges
Interest rate swap		2,872,383	93,562	44,139	60,694
Currency swap		7,993,851	539,015	181,413	314,114
Currency forward		1,723,440	2,087	138,694	(104,727)

Hedge of net investments in foreign operations
Currency forward		2,191,770	10,013	34,926	(41,071)
Borrowings		1,852,212	-	1,848,316	(181,341)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of derivatives on the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity (continued)

		December 31, 2023
		Nominal amount	Carrying amount of asset (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,112,789	65,787	614,219	246,594
Currency forward		308,117	2,949	791	(327)

Cash flow hedges
Interest rate swap		2,356,791	53,830	90,676	99,442
Currency swap		4,448,030	111,024	99,093	(21,649)
Currency forward		1,150,734	12,593	30,925	2,170

Hedge of net investments in foreign operations
Currency forward		683,382	6,038	2,776	4,537
Borrowings		1,466,795	-	1,462,329	(4,767)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities, equity option liabilities etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iv) Effect of hedging items on the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2024
		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	996,275	9,167,678	11,271	(540,967)	(45,264)	-	-
Foreign exchange risk
Securities in foreign currency		480,273	-	-	-	44,094	-	-
Other price risk
Loans		5,809	-	(1,548)	-	(1,548)	-	-
Cash flow hedges
Interest rate risk
Debentures in won and debentures in foreign currency debenturedebenture		357,441	749,708	-	-	(3,449)	25,943	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		2,971,800	5,045,127	-	-	773,828	(8,638)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	221,221	-	184,291

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iv) Effect of hedging items on the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity (continued)

		December 31, 2023
		Carrying amount of assets(*)	Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	685,340	9,224,390	41,643	(579,315)	(240,965)	-	-
Foreign exchange risk
Securities in foreign currency		544,706	-	-	-	1,313	-	-
Cash flow hedges
Interest rate risk
Debentures in won and debentures in foreign currency debenturedebenture		641,750	1,029,542	-	-	(11,068)	26,648	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		2,490,098	2,342,230	-	-	69,784	(17,812)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	3,903	-	(36,931)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,463,118	44,418,450
Financial institutions bonds		25,983,405	21,303,402
Corporate bonds and others		23,569,687	22,915,148
		92,016,210	88,637,000
Equity securities (*):
Stocks		1,594,019	1,527,182
Equity investments		4,367	2,153
Others		190,773	145,644
		1,789,159	1,674,979
		93,805,369	90,311,979
Securities at amortized cost:
Debt securities:
Government bonds		21,808,057	22,787,609
Financial institutions bonds		3,787,661	5,864,626
Corporate bonds and others		7,720,281	7,034,252
		33,315,999	35,686,487
	~~W~~	127,121,368	125,998,466

(*)The equity securities are designated as FVOCI since the Group exercised FVOCI option for these securities required to possess in accordance with certain regulations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit loss		3,798	(3,798)	-	-	-	-
Transfer (from) to life time expected credit loss		-	-	-	-	-	-
Net increase and decrease (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)
Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from) to 12-month expected credit loss		18,873	(18,873)	-	-	-	-
Transfer (from) to life time expected credit loss		(47,209)	47,209	-	-	-	-
Net increase and decrease (*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796
Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from)to 12-month expected credit loss		14	(14)	-	-	-	-
Transfer (from)to life time expected credit loss		-	-	-	-	-	-
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377
Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from)to 12-month expected credit loss		14	(14)	-	-	-	-
Transfer (from)to life time expected credit loss		(111)	111	-	-	-	-
Provision (Reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others (*)		(409)	1	(408)	637	6	643
Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

(*) Included the effects from changes in debt restructuring, investment conversion, foreign exchange rate and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023

Gain on disposal of securities at FVOCI	~~W~~	197,708	50,793
Loss on disposal of securities at FVOCI		(137,448)	(180,368)
Gain on disposal of securities at amortized cost (*)		-	358
Loss on disposal of securities at amortized cost (*)		(23,155)	(107)
	~~W~~	37,105	(129,324)

(*) The issuers of those securities have exercised their early redemption options, and the disposal of securities measured at amortized cost aims to secure additional asset duration for asset-liability management in response to changes in interest rates.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 86,107 million and ~~W~~ 60,139 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, respectively.

ii) The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		Fair value at the date of disposal		Cumulative net gain (loss) at the time of disposal
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Stocks	~~W~~	106,810	156,872	9,429	(4,152)
Contingent convertible bonds		3,023	-	5	-

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Retail loans	~~W~~	166,140,123	155,103,825
Corporate loans (*)		251,011,516	224,916,377
Public and other loans		5,253,071	4,427,500
Loans between banks		1,946,442	3,049,239
Credit card receivables		28,894,371	28,090,168
		453,245,523	415,587,109
Discount		(29,923)	(23,063)
Deferred loan origination costs		645,569	505,986
		453,861,169	416,070,032
Less: Allowance for credit loss		(4,565,931)	(4,330,470)
	~~W~~	449,295,238	411,739,562

(*) Includes SOHO loans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2024 and 2023 are as follows:

i) Loans at amortized cost

		December 31, 2024
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032
Transfer (from) to 12 months expected credit losses		3,147,209	(3,133,165)	(14,044)	8,633,328	(8,567,306)	(66,022)	59,878	(59,830)	(48)	30,878	(30,878)	-	-
Transfer (from) to lifetime expected credit losses		(7,176,298)	7,236,219	(59,921)	(14,466,401)	14,506,969	(40,568)	(50,080)	50,133	(53)	(189,201)	189,201	-	-
Transfer (from) to credit- impaired financial assets		(478,797)	(281,842)	760,639	(424,077)	(611,269)	1,035,346	(19,995)	(12,913)	32,908	(43)	(9,600)	9,643	-
Net increase and decrease (*1)		12,578,349	(843,971)	18,273	24,466,147	2,178,224	893,286	1,320,926	(481,264)	1,008,038	(303,276)	50,784	6,123	40,891,639
Charge off (*2)		-	-	(393,809)	-	-	(450,932)	-	-	(685,877)	-	-	(5,483)	(1,536,101)
Disposal		-	(2,706)	(200,812)	(33,148)	(190,000)	(761,001)	-	-	(357,581)	-	(410)	(18,743)	(1,564,401)
Ending balance	~~W~~	153,512,220	12,364,744	904,376	199,978,305	49,062,758	2,158,953	24,605,360	3,606,533	642,990	5,982,867	1,026,076	15,987	453,861,169

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,268,898 million, which is written off as of December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2024 and 2023 are as follows(continued) :

i) Loans at amortized cost(continued)

		December 31, 2023
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	146,741,436	8,491,997	600,340	183,229,940	32,054,591	970,719	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	411,549,785
Transfer (from) to 12 months expected credit losses		3,684,473	(3,671,574)	(12,899)	6,312,378	(6,310,771)	(1,607)	59,586	(59,510)	(76)	51,588	(51,588)	-	-
Transfer (from) to lifetime expected credit losses		(6,347,880)	6,382,499	(34,619)	(14,969,646)	14,984,213	(14,567)	(72,489)	72,551	(62)	(154,268)	154,268	-	-
Transfer (from) to credit- impaired financial assets		(462,894)	(266,533)	729,427	(511,906)	(476,684)	988,590	(19,349)	(10,202)	29,551	(476)	(6,139)	6,615	-
Net increase and decrease (*1)		1,826,622	(1,544,703)	148,463	7,797,722	1,502,116	449,944	(259,750)	(226,043)	928,319	(3,819,606)	65,262	8,018	6,876,364
Charge off (*2)		-	-	(489,511)	-	-	(352,324)	-	-	(805,454)	-	-	(2,127)	(1,649,416)
Disposal		-	(1,477)	(147,151)	(56,032)	(7,325)	(491,911)	-	-	(155)	-	(500)	(2,150)	(706,701)
Ending balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2024 and 2023 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2024
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	59,409,121	245,916	167,788	59,822,825
Transfer (from) to 12 month expected credit losses		34,752	(34,626)	(126)	-
Transfer (from) to lifetime expected credit losses		(62,021)	62,091	(70)	-
Transfer (from) to credit- impaired financial assets		(8,949)	(21,143)	30,092	-
Net increase and decrease (*)		2,116,517	(10,556)	205,387	2,311,348
Charge off		-	-	(61,157)	(61,157)
Disposal		(475)	(6,430)	(124,756)	(131,661)
Ending balance	~~W~~	61,488,945	235,252	217,158	61,941,355

		December 31, 2023
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	49,701,131	165,723	87,512	49,954,366
Transfer (from) to 12 month expected credit losses		23,476	(23,305)	(171)	-
Transfer (from) to lifetime expected credit losses		(96,073)	96,096	(23)	-
Transfer (from) to credit- impaired financial assets		(9,110)	(40,985)	50,095	-
Net increase and decrease (*)		9,789,697	48,392	60,859	9,898,948
Charge off		-	-	(28,665)	(28,665)
Disposal		-	(5)	(1,819)	(1,824)
Ending balance	~~W~~	59,409,121	245,916	167,788	59,822,825

(*) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2024 and 2023 are as follows:

i) Loans at amortized cost

		December 31, 2024
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470
Transfer (from) to 12 months expected credit losses		40,874	(39,258)	(1,616)	140,511	(137,260)	(3,251)	25,333	(25,273)	(60)	85	(85)	-	-
Transfer (from) to lifetime expected credit losses		(24,178)	50,652	(26,474)	(79,310)	86,108	(6,798)	(19,981)	20,177	(196)	(1,310)	1,310	-	-
Transfer (from) to credit- impaired financial assets		(15,753)	(21,007)	36,760	(5,838)	(84,444)	90,282	(2,696)	(4,919)	7,615	-	(60)	60	-
Provision (reversal)		21,772	25,003	392,200	(123,593)	23,937	760,786	30,805	(32,602)	751,753	412	6,016	5,524	1,862,013
Charge off		-	-	(393,809)	-	-	(450,932)	-	-	(685,877)	-	-	(5,483)	(1,536,101)
Amortization of discount		-	-	(13,501)	-	-	(27,710)	-	-	6,180	-	-	-	(35,031)
Disposal		-	(261)	(53,538)	(2,946)	(19,347)	(90,141)	-	-	(257,543)	-	(1)	(1,061)	(424,838)
Collection		-	-	112,627	-	-	75,082	-	-	172,842	-	-	487	361,038
Others (*)		2,552	526	4,251	7,231	9,565	(16,997)	167	24	848	189	24	-	8,380
Ending balance	~~W~~	268,533	223,017	340,091	725,105	872,904	958,808	263,914	418,255	458,116	12,748	17,575	6,865	4,565,931

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2024 and 2023 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2023
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	264,836	165,090	264,530	560,207	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,813
Transfer (from) to 12 months expected credit losses		25,984	(24,982)	(1,002)	92,347	(92,254)	(93)	23,474	(23,422)	(52)	213	(213)	-	-
Transfer (from) to lifetime expected credit losses		(28,336)	44,543	(16,207)	(69,404)	74,346	(4,942)	(18,412)	18,557	(145)	(305)	305	-	-
Transfer (from) to credit- impaired financial assets		(13,823)	(32,129)	45,952	(7,456)	(47,157)	54,613	(2,023)	(3,402)	5,425	(7)	(25)	32	-
Provision (reversal)		(4,029)	56,164	429,789	225,719	223,266	456,854	15,525	(3,720)	711,724	(348)	1,095	2,403	2,114,442
Charge off		-	-	(489,511)	-	-	(352,324)	-	-	(805,454)	-	-	(2,127)	(1,649,416)
Amortization of discount		-	-	(12,327)	-	-	(25,929)	-	-	7,344	-	-	-	(30,912)
Disposal		-	(177)	(40,297)	(36)	(240)	(56,118)	-	-	(155)	-	(9)	(115)	(97,147)
Collection		-	-	101,653	-	-	69,674	-	-	186,715	-	-	451	358,493
Others (*)		(1,366)	(1,147)	611	(12,327)	(4,173)	(487)	610	1,362	1,177	(63)	-	-	(15,803)
Ending balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2024 and 2023 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2024
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	332,951	15,650	137,968	486,569
Transfer (from) to 12 months expected credit losses		1,262	(1,229)	(33)	-
Transfer (from) to lifetime expected credit losses		(5,414)	5,441	(27)	-
Transfer (from) to credit- impaired financial assets		(178)	(5,715)	5,893	-
Provision		175	629	112,858	113,662
Charge off		-	-	(61,157)	(61,157)
Disposal		(1)	(38)	(15,028)	(15,067)
Collection		-	-	3,292	3,292
Others (*)		65,689	14	2,644	68,347
Ending balance	~~W~~	394,484	14,752	186,410	595,646

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc

		December 31, 2023
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	296,346	10,440	74,621	381,407
Transfer (from) to 12 months expected credit losses		364	(299)	(65)	-
Transfer (from) to lifetime expected credit losses		(40,026)	40,041	(15)	-
Transfer (from) to credit- impaired financial assets		(228)	(37,000)	37,228	-
Provision		44,035	2,326	44,409	90,770
Charge off		-	-	(28,665)	(28,665)
Disposal		-	-	(178)	(178)
Collection		-	-	2,198	2,198
Others (*)		32,460	142	8,435	41,037
Ending balance	~~W~~	332,951	15,650	137,968	486,569

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

(d) Changes in deferred loan origination costs for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	~~W~~	505,986	525,205
Loan origination		344,963	231,007
Amortization, etc.		(205,380)	(250,226)
Ending balance	~~W~~	645,569	505,986

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

14. Property and equipment

(a) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

			December 31, 2024
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,028,761	-	-	2,028,761
Buildings		1,314,682	(565,350)	(10,706)	738,626
Other assets		2,482,527	(1,967,572)	-	514,955
Right-of-use assets		1,717,665	(842,415)	-	875,250
	~~W~~	7,543,635	(3,375,337)	(10,706)	4,157,592

			December 31, 2023
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,043,119	-	-	2,043,119
Buildings		1,307,424	(508,171)	(9,002)	790,251
Other assets		2,410,101	(1,877,642)	-	532,459
Right-of-use assets		1,378,027	(771,552)	-	606,475
	~~W~~	7,138,671	(3,157,365)	(9,002)	3,972,304

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304
Acquisition (*1)		40,480	23,661	199,988	624,103	888,232
Disposal (*1)		(500)	(854)	(10,774)	(45,452)	(57,580)
Depreciation (*2)		-	(57,341)	(209,156)	(329,946)	(596,443)
Asset impairment		-	(1,703)	-	53	(1,650)
Amounts transferred from(to) investment property		(61,432)	(16,320)	-	-	(77,752)
Amounts transferred from(to) intangible assets		-	-	2,302	-	2,302
Amounts transferred from(to) non-current assets held for sale (*3)		528	511	-	-	1,039
Amounts transferred from(to) operating lease assets		-	-	80	-	80
Effects of foreign currency adjustments		6,566	421	56	20,017	27,060
Ending balance	~~W~~	2,028,761	738,626	514,955	875,250	4,157,592

(*1) During 2024, ~~W~~ 26,185 million transferred from assets-under-construction is included.

(*2) Included in general administrative expense, other operating income(loss) and insurance service expense of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

14. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097
Acquisition (*1)		1,480	105,761	146,405	370,724	624,370
Disposal (*1)		(741)	(1,501)	(3,546)	(71,052)	(76,840)
Depreciation (*2)		-	(54,486)	(202,124)	(313,755)	(570,365)
Asset impairment		-	(1,409)	-	-	(1,409)
Amounts transferred from(to) investment property		(57,226)	40,548	-	-	(16,678)
Amounts transferred from(to) intangible assets		-	-	1,550	-	1,550
Amounts transferred from(to) non-current assets held for sale (*3)		(1,688)	(754)	-	-	(2,442)
Amounts transferred from(to) operating lease assets		-	-	221	-	221
Effects of foreign currency adjustments		118	(165)	1,499	1,348	2,800
Ending balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304

(*1) During 2023, ~~W~~ 82,179 million transferred from assets-under-construction is included.

(*2) Included in general administrative expense, other operating income(loss) and insurance service expense of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

(c) Insured assets and liability insurance as of December 31, 2024 are as follows:

	December 31, 2024
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	31,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,380,897	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	12,869	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance, etc.	56,639	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*) Aside from the insurance mentioned above, the Group has entered into car insurance, medical insurance, property insurance, and employee accident insurance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

15. Intangible assets

(a) Details of intangible assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Goodwill	~~W~~	4,665,417	4,677,204
Software		235,229	259,233
Development cost		677,572	464,638
Others		541,915	816,871
	~~W~~	6,120,133	6,217,946

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946
Acquisition		-	67,077	196,292	110,230	373,599
Disposal and write-off		-	(2,822)	(418)	(8,383)	(11,623)
Amounts transferred from(to) property and equipment		-	-	(2,302)	-	(2,302)
Amounts transferred within intangible assets		-	905	165,761	(166,666)	-
Impairment (*1)		(24,513)	-	(715)	(128)	(25,356)
Amortization (*2)		-	(96,335)	(179,302)	(174,341)	(449,978)
Effects of changes in foreign exchange rate		12,726	7,171	33,618	(35,668)	17,847
Ending balance	~~W~~	4,665,417	235,229	677,572	541,915	6,120,133

(*1) Goodwill impairment incurred from the cash-generating unit of security sector at SHINHAN SECURITIES VIETNAM CO.,LTD and other sector at Shinhan Asset Trust. As a result of the impairment test for goodwill of SHINHAN SECURITIES VIETNAM CO.,LTD. , the Group recognized an impairment loss amounting to ~~W~~ 1,298 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the reduced trading volume and trading value on the Vietnamese stock market, caused by the global high interest rate environment and domestic and external economic recessions. In addition, as a result of the impairment test for goodwill of Shinhan Asset Trust, the Group recognized an impairment loss amounting to ~~W~~ 23,215 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the deterioration of the business environment caused by the slowdown in the real estate and construction sectors. The amount of impairment loss recognized is included in the non-operating expenses, of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense, other operating income (expense), and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

15. Intangible assets(continued)

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836
Acquisition		-	90,051	133,709	605,225	828,985
Disposal and write-off		-	(3,901)	(3,560)	(6,793)	(14,254)
Amounts transferred from(to) property and equipment		-	-	(1,550)	-	(1,550)
Impairment (*1)		(5,402)	(4,006)	(1,001)	(273)	(10,682)
Amortization (*2)		-	(91,894)	(131,043)	(168,583)	(391,520)
Effects of changes in foreign exchange rate		(1,296)	5,642	13,799	(19,014)	(869)
Ending balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946

(*1) Goodwill impairment incurred from the cash-generating unit of security sector at PT Shinhan Sekuritas Indonesia and life insurance sector at Shinhan Financial Plus Co., Ltd. As a result of the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, the Group recognized an impairment loss amounting to ~~W~~ 1,842 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (~~W~~ 2,934 million decrease comparing to the previous year) due to continuing high price index and domestic foreign economic turndown mainly from the prolongation of the Ukraine crisis, global high interest rates, etc. In addition, as a result of the impairment test for goodwill of Shinhan Financial Plus Co., Ltd., the Group recognized an impairment loss amounting to ~~W~~ 3,560 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (~~W~~ 9,750 million decrease comparing to the previous year) due to the underperformance from the cash-generating unit and the reflection of the future outlook. The amount of impairment loss recognized is included in the non-operating expenses, of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense, other operating income (expense), and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

15. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2024 and 2023 is as follows:

		December 31, 2024	December 31, 2023
Banking	~~W~~	771,156	768,468
Credit card		2,901,502	2,891,498
Securities		-	1,265
Life insurance		850,238	850,238
Others		142,521	165,735
	~~W~~	4,665,417	4,677,204

ii) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

ii-1) Explanation on evaluation method

The discounted cash flow method (DCF) is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU. However, the CGU of life insurance applied an actuarial enterprise valuation methodology based on stochastically expected cash flows in consideration of the characteristics of the insurance business.

ii-2) Projection period

When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. However, 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

15. Intangible assets, net (continued)

ii-3) Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate. However, for the life insurance CGU, since its cost of risk is reflected at future cash flows, the current discount rates based on the interest rate term structure of risk-free government bonds that reflects only the time value of money was applied.

Discount rates before tax and terminal growth rates applied to each CGU are as follows:

	Discount rate before tax(%)	Terminal growth rate(%)
Banking	9.5 ~ 15.2	0.0 ~ 2.0
Credit card	11.3 ~ 16.1	1.0 ~ 2.0
Securities	17.2	2.0
Others	10.4 ~ 12.6	1.0

In case of the life insurance CGU, a term structure discount rate of 3.92% ~4.55% was applied for each future period corresponding to future cash flows for 99 years.

ii-4) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2024	2025	2026	2027	2028	2029
CPI growth (%)	2.4	2.1	1.5	1.8	1.6	1.6
Private consumption growth (%)	1.1	2.1	2.5	2.6	2.5	2.5
Real GDP growth (%)	2.6	2.7	2.2	2.5	2.7	2.7

Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan Life Insurance) components are as follows:

Key assumptions
Consumer price index growth rate (Bank of Korea) (%)	2.0
Risk-based confidence level (%)	99.5

ii-5) Total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	60,171,578
Total carrying amount (*)		53,827,788
	~~W~~	6,343,790

(*) It is the carrying amount after reflecting the impairment loss in the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates

Investees	Country	Reporting date	Ownership (%)
			December 31, 2024	December 31, 2023
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	September 30	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust(*5)	Korea	-	-	23.89
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	December 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust No.19	Korea	-	50.00	50.00
Shinhan Global Healthcare Fund No.1 (*7)	Korea	-	3.13	4.41
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
KDBC-Midas Dong-A Global contents Fund	Korea	December 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Korea Omega Project Fund III (*5)	Korea	-	-	23.53
Genesis North America Power Company No.1 PEF	Korea	December 31	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
KOREA FINANCE SECURITY CO., LTD (*1), (*7)	Korea	September 30	14.91	14.91
MIEL CO.,LTD.(*2)	Korea	-	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6 (*5)	Korea	-	-	40.10
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	41.67	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3(*5)	Korea	-	-	20.00
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	-	26.67	26.67
NH-Amundi Global Infrastructure Trust 14 (*5)	Korea	-	-	30.00
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
FuturePlay-Shinhan TechInnovation Fund 1	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	December 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*5)	Korea	-	-	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	December 31	79.63	79.63

(a) Investments in associates as of December 31, 2024 and 2023 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2024 and 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2024	December 31, 2023
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2 (*7)	Korea	-	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	December 31	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	December 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	December 31	65.00	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	-	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	December 31	21.76	21.76
NewWave 6th Fund	Korea	December 31	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	22.22	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	December 31	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I (*5)	Korea	-	-	36.74
AJ-KOSNET Semicon One Venture Fund	Korea	December 31	22.22	22.22
Timefolio The Venture-V second	Korea	December 31	20.73	20.73
Shinhan Smilegate Global PEF I (*7)	Korea	December 31	14.21	14.21
Genesis Eco No.1 PEF	Korea	December 31	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	December 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund (*5)	Korea	-	-	36.93
J& Moorim Jade Investment Fund	Korea	December 31	24.89	24.89
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
Fine Value POST IPO No.5 Private Equity Fund (*5)	Korea	-	-	40.00
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
IBKC Global Contents Investment Fund (*5)	Korea	-	-	24.39
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	December 31	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	December 31	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	December 31	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	December 31	13.41	13.41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2024 and 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2024	December 31, 2023
JS Shinhan Private Equity Fund (*3)	Korea	December 31	3.85	3.85
Daishin Newgen New Technology Investment Fund 1st (*5)	Korea	-	-	50.60
META ESG Private Equity Fund I	Korea	December 31	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	December 31	39.62	39.62
H-IOTA Fund	Korea	December 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	December 31	26.01	26.01
Tres-Yujin Trust	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	December 31	50.00	50.00
Capstone REITs No.26	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	31.03
KB Oaktree Trust No.3	Korea	December 31	33.33	33.33
Daehan No.36 Office Asset Management Company (*5)	Korea	-	-	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1 (*5)	Korea	-	-	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	24.85
SKS-Yozma Fund No.1 (*5)	Korea	-	-	29.85
KB Distribution Private Real Estate 3-1	Korea	December 31	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	December 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	December 31	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	December 31	40.00	40.00
Fivetree general private equity fund No.15 (*5)	Korea	-	-	49.98
Shinhan-Kunicorn first Fund	Korea	December 31	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	December 31	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	December 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	40.00	40.00
Tiger Green alpha Trust No.29 (*4)	Korea	December 31	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	December 31	21.74	21.74
NH-Brain EV Fund (*5)	Korea	-	-	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	September 30	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	December 31	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	December 31	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	December 31	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	December 31	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	December 31	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	December 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	32.77	32.77
Cornerstone J&M Fund I	Korea	December 31	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	September 30	20.27	20.27
DA Value-Honest New Technology Investment Fund 1 (*5)	Korea	-	-	23.66
Shinhan-Ji and Tec Smart Innovation Fund	Korea	December 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	December 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	December 31	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	November 30	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	December 31	27.81	27.81
Hanyang Time Mezzanine Fund	Korea	December 31	28.57	28.57
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	December 31	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	December 31	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	December 31	28.33	28.33

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2024 and 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2024	December 31, 2023
Capstone Develop Frontier Trust	Korea	December 31	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	December 31	8.00	8.00
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*5)	Korea	-	-	29.10
Eventus-IBKC LIB Fund(*5)	Korea	-	-	21.88
IBKC-Behigh Fund 1st	Korea	December 31	29.73	29.73
ON No.1 Private Equity Fund	Korea	December 31	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	December 31	24.75	24.75
IBKCJS New Technology Fund No.1	Korea	December 31	29.41	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	December 31	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	December 31	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	December 31	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	December 31	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	December 31	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	December 31	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	December 31	19.78	21.96
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	December 31	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	December 31	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	December 31	48.39	48.39
Shinhan M&A-ESG Fund	Korea	December 31	23.33	23.33
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Korea	December 31	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	December 31	27.89	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	December 31	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	December 31	49.83	39.93
Shinhan-openwater pre-IPO Investment Trust 1	Korea	December 31	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	December 31	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	December 31	40.00	40.00
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	December 31	40.00	40.00
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	December 31	22.96	22.96
Shinhan HB Wellness 1st Investment Trust	Korea	December 31	48.54	48.54
Korea real Asset Fund No.3	Korea	December 31	28.57	28.57
PineStreet Global Corporate FoF XIII-2 (*6)	Korea	December 31	100.00	100.00
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	December 31	26.22	31.49
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	December 31	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	December 31	29.86	29.86
Ascent-welcome Tehcnology Investment Trust No.2	Korea	December 31	27.65	27.65
Newmain I funds	Korea	December 31	36.36	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	December 31	96.78	96.30
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	December 31	28.57	28.57
Consus Osansegyo No.2	Korea	December 31	50.00	50.00
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities) (*5)	Korea	-	-	32.69
Shinhan AIM Private Fund of Fund 9-B	Korea	December 31	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	December 31	20.75	20.75
NH Absolute Project L General Private Investment Trust (*5)	Korea	-	-	26.03
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	December 31	28.56	28.56
Happy Pet Life Care New Technology Investment Association No.2	Korea	December 31	30.00	30.00
Shinhan-Soo Secondary Investment Association (*6)	Korea	December 31	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1), (*11)	Korea	September 30	45.00	-
SONGPA BIZ CLUSTER PFV CO LTD (*1), (*7), (*10)	Korea	September 30	27.40	-
Planeta PTE LTD	Singapore	December 31	33.33	-
The E&Shinhan New Growth Up Fund	Korea	December 31	50.00	-
Shinhan-GB FutureFlow Fund L.P. (*6)	Korea	December 31	58.18	-
Credila Financial Services (*1), (*7), (*12)	India	September 30	10.93	-
DB IPO HighYield Fund 1	Korea	December 31	28.57	-
Exponential SQUARE Private Investment Trust No.1 (*6)	Korea	December 31	50.99	-
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	December 31	58.82	-
IGIS Private Real Estate Investment No.454	Korea	December 31	24.04	-
IGIS Private Real Estate Investment No.462 (*6)	Korea	December 31	69.20	-
BNW Recharge Private Equity Fund	Korea	December 31	21.13	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2024 and 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2024	December 31, 2023
United Partners Realasset Fund No.14	Korea	December 31	33.33	-
Shinhan Market-Frontier Fund Ⅲ	Korea	December 31	44.02	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12 (*7)	Korea	December 31-	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13 (*7)	Korea	December 31	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*7)	Korea	December 31	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*7)	Korea	December 31	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*7)	Korea	December 31	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	December 31	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	December 31	5.00	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	December 31	5.00	-
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Korea	December 31	22.37	-

(*1) The most recent financial statements available are used for the equity method since the financial statements as of December 31, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2024. Therefore, it has been reclassified into the investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

(*11) Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd..

(*12) HDFC Credila Financial Services has changed its name to Credila Financial Services.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b)
Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(3,423)	587	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	-	-	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	-	-	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	-	-	-
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	-	-	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	(5,760)	4,279	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(2)	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	1,058	370	-	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,648)	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	-	-	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	-	-	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	-	-	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	-	-	-
Genesis North America Power Company No.1 PEF		6,358	(3,143)	3,587	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(37,990)	6,628	-	-	9,402
KOREA FINANCE SECURITY CO., LTD		3,245	-	297	-	-	3,542
MIEL CO.,LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	8,975	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		7,854	-	125	-	-	7,979
Midas Asset Global CRE Debt Private Fund No.6		54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	-	-	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(7,664)	410	-	-	-
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		-	(183)	3	-	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(1,591)	1,739	-	-	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	-	(546)	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(889)	269	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	7,847	(1,238)	(824)	-	-	5,785
Stonebridge Corporate 1st Fund		4,142	-	(165)	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	-	-	10,662
Korea Credit Bureau		6,738	(45)	881	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	-	-	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	-	-	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	-	-	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(1,189)	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	1,170	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,296	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	-	(29,849)	24,644
Shinhan Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(26,884)	-	-	1,554
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,602)	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	1,894	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,377)	1,631	-	-	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	-	-	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	-	-	33,098
VS Cornerstone Fund		3,280	-	(55)	-	-	3,225
NH-Amundi US Infrastructure Private Fund2		29,725	(30,845)	1,664	-	-	544
Kakao-Shinhan 1st TNYT Fund		19,866	-	3,812	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		11,624	(748)	747	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,040	(1,908)	198	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		12,687	221	279	-	-	13,187
EDNCENTRAL Co.,Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(918)	-	-	4,138
NewWave 6th Fund		13,716	(1,425)	(1,583)	-	-	10,708
Neoplux No.3 Private Equity Fund		18,981	(404)	(6,425)	-	-	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	-	-	48,703

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	13,135	(4,868)	(2,995)	-	-	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(2,538)	892	-	-	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	851	-	-	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
AJ-KOSNET Semicon One Venture Fund		2,854	-	358	-	-	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	-	-	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	-	-	3,882
Genesis Eco No.1 PEF		11,219	-	(142)	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	-	-	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	-	-	-
J& Moorim Jade Investment Fund		4,920	-	433	-	-	5,353
Ulmus SHC innovation investment fund		5,543	(1,150)	(88)	-	-	4,305
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(881)	-	-	2,995
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(203)	203	-	-	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	-	-	-
Kiwoom-Shinhan Innovation Fund 2		9,165	1,148	(86)	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(99)	-	-	4,696
SJ ESG Innovative Growth Fund		4,198	-	(1,083)	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(245)	-	-	4,523
Reverent-Shinhan Vista Fund		2,600	54	755	-	-	3,409
JS Shinhan Private Equity Fund		4,933	-	1,448	-	-	6,381
Daishin Newgen New Technology Investment Fund 1st		6,082	(5,742)	(340)	-	-	-
META ESG Private Equity Fund I		5,771	-	(88)	-	-	5,683
Shinhan VC tomorrow venture fund 1		45,210	25,608	(185)	-	-	70,633
H-IOTA Fund		9,524	(2,639)	2,492	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	6,160	-	-	-	13,587
Tres-Yujin Trust		10,359	-	2,672	-	-	13,031
Shinhan-Time mezzanine blind Fund		14,121	-	2,305	-	-	16,426
Capstone REITs No.26		5,750	-	(381)	-	-	5,369
JB Incheon-Bucheon REITS No.54		4,978	-	(11)	-	-	4,967
Hankook Smart Real Asset Investment Trust No.3		7,668	-	(1,662)	-	-	6,006
JB Hwaseong-Hadong REITs No.53		4,983	-	(9)	-	-	4,974
KB Oaktree Trust No.3		8,668	304	916	-	-	9,888

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Daehan No.36 Office Asset Management Company	~~W~~	22,482	(25,394)	2,912	-	-	-
Rhinos Premier Mezzanine Private Investment Fund No.1		3,056	(3,048)	(8)	-	-	-
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		62,769	(12,710)	2,738	-	-	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		41,434	(1,142)	(647)	-	-	39,645
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	-	-	-
KB Distribution Private Real Estate 3-1		25,976	-	(1,897)	-	-	24,079
Pacific Private Investment Trust No.49-1		27,377	-	623	-	-	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(435)	(91)	-	-	8,032
RIFA Real estate private placement fund for normal investoes No. 51		5,731	(294)	(66)	-	-	5,371
Fivetree general private equity fund No.15		12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund		9,626	-	(202)	-	-	9,424
Shinhan-Quantum Startup Fund		3,986	1,800	(121)	-	-	5,665
Shinhan Simone Fund Ⅰ		4,837	(991)	(424)	-	-	3,422
Korea Investment develop seed Trust No.1		9,532	(939)	1,552	-	-	10,145
Tiger Green alpha Trust No.29		28,573	(664)	2,083	-	-	29,992
STIC ALT Global II Private Equity Fund		9,504	(217)	554	-	-	9,841
NH-Brain EV Fund		11,125	(12,999)	1,874	-	-	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,583	-	(783)	-	-	5,800
Leverent-Frontier 4th Venture PEF		3,294	-	(1,220)	-	-	2,074
Find-Green New Deal 2nd Equity Fund		4,465	-	(141)	-	-	4,324
ShinhanFitrin 1st Technology Business Investment Association		4,519	-	(287)	-	-	4,232
Koramco Private Real Estate Fund 143		6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Esate Trust No.1		10,016	(994)	854	-	-	9,876
LB YoungNam Logistics Private Trust No.40		9,782	(600)	443	-	-	9,625
Shinhan-Cognitive Start-up Fund L.P.		5,329	-	(1,120)	-	-	4,209
Cornerstone J&M Fund I		3,488	-	(74)	-	-	3,414
Logisvalley Shinhan REIT Co.,Ltd.		3,598	-	(209)	-	-	3,389
DA Value-Honest New Technology Investment Fund 1		4,099	(2,754)	(1,345)	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		9,977	2,535	492	-	-	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	-	(210)	-	-	6,758
Korea Investment Green Newdeal Infra Trust No.1		10,257	5,962	(123)	-	-	16,096
BTS 2nd Private Equity Fund		6,342	3,796	21	-	-	10,159
NH-J&-IBKC Label Technology Fund		9,747	-	(101)	-	-	9,646
Hanyang Time Mezzanine Fund		3,012	(300)	(201)	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		2,261	1,250	405	-	-	3,916
Shinhan-isquare Venture PEF 1		4,286	100	(149)	-	-	4,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Aurum Goldrush ESG Private Fund No. 1	~~W~~	2,917	-	90	-	-	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	-	-	8,049
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	(7,064)	432	-	-	-
IBKC-Behigh Fund 1st		3,219	-	(59)	-	-	3,160
ON No.1 Private Equity Fund		5,321	-	391	-	-	5,712
Digital New Deal Kappa Private Equity Fund		4,845	-	(98)	-	-	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(157)	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	-	-	11,324
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,270	-	153	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,270	-	153	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		4,180	-	39	-	-	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(914)	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	-	-	5,125
Shinhan-timefolio Bio Development Investment Fund		5,927	6,000	(220)	-	-	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	-	-	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		10,574	6,609	1,621	-	-	18,804
KDBC meta-enter New Technology investment fund		6,940	-	(143)	-	-	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	-	(117)	-	-	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	-	-	2,439
Shinhan-openwater pre-IPO Investment Trust 1		4,973	-	693	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	-	-	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	-	-	3,957
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		3,154	3,200	143	-	-	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		9,969	-	295	-	-	10,264
Shinhan HB Wellness 1st Investment Trust		4,992	-	334	-	-	5,326
Korea real Asset Fund No.3		9,315	7,865	(628)	-	-	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		721	3,087	(65)	-	-	3,743

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	~~W~~	23,131	(5,596)	(391)	-	-	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	-	(786)	-	-	3,750
Time Robotics New Technology Investment Trust		3,966	(200)	12	-	-	3,778
Ascent-welcome Tehcnology Investment Trust No.2		8,771	-	(311)	-	-	8,460
Newmain I funds		1,991	-	7,373	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(1,834)	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	-	32	-	-	3,032
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	-	-	-
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,970	(102)	-	-	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	596	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(457)	-	-	2,999
Shinhan-Soo Secondary Investment Association		5,249	12,250	(762)	-	-	16,737
TECHFIN RATINGS Co., Ltd.		-	27,000	(1,390)	-	-	25,610
SONGPA BIZ CLUSTER PFV CO LTD		-	13,700	(336)	-	-	13,364
Planeta PTE LTD		-	11,341	-	-	-	11,341
The E&Shinhan New Growth Up Fund		-	3,600	(82)	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		-	5,855	(352)	(353)	-	5,150
Credila Financial Services		-	250,270	4,017	8,829	-	263,116
Shinhan Market-Frontier Fund Ⅲ		-	13,205	(414)	-	-	12,791
DB IPO HighYield Fund 1		-	4,000	278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		-	6,146	(938)	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		-	4,549	64	-	-	4,613
IGIS Private Real Estate Investment No.454		-	3,393	(25)	-	-	3,368
IGIS Private Real Estate Investment No.462		-	4,607	(174)	-	-	4,433
BNW Recharge Private Equity Fund		-	6,767	371	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
United Partners Realasset Fund No.14	~~W~~	-	10,000	(2)	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		-	17,929	48	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		-	11,996	39	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		-	13,953	(242)	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		-	13,955	(217)	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		-	13,837	(547)	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		-	5,270	108	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		-	10,530	395	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		-	5,270	(218)	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		-	4,124	73	-	-	4,197
Others		210,518	(9,778)	(17,080)	-	-	183,660
	~~W~~	2,692,031	118,786	(23,822)	9,063	(43,078)	2,752,980

(*) An impairment loss has been recognized due to accumulated unrealized losses since its initial acquisition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	-	920	8,183	-	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	-	-	-	-
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	1,521	-	-	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	-	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		4,232	-	377	-	-	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	-	-	6,532
Shinhan -Midas Dong-A Secondary Fund		4,431	-	(130)	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,414	(864)	1,312	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	1	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	-	(136)	-	(3,825)	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	-	-	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	-	-	-	-
KDBC-Midas Dong-A Global contents Fund		4,277	-	11	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	-	-	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	-	-	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	-	-	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	-	-	-	-
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	-	-	-
Korea Omega Project Fund III		3,674	-	22	-	-	3,696
Genesis North America Power Company No.1 PEF		8,118	(4,384)	2,624	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	8,115	-	-	40,764
KOREA FINANCE SECURITY CO., LTD		2,411	-	(169)	1,003	-	3,245
MIEL CO., LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	-	-	46,372

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	9,441	(1,425)	(162)	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	-	-	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	-	-	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	-	-	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		7,364	-	(475)	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	-	-	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	-	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	931	-	-	7,847
Stonebridge Corporate 1st Fund		3,622	-	520	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	-	-	10,792
Korea Credit Bureau		5,039	(90)	1,789	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		60	-	120	-	-	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	-	-	30,774
NH-amundi global infra private fund 16		56,211	(1,299)	(4,260)	-	-	50,652
IMM Global Private Equity Fund		147,384	(147,384)	-	-	-	-
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	-	-	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	-	-	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	-	-	-	-
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	-	-	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	1,845	-	-	5,081

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	21,945	-	(9,925)	-	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	-	-	48,619
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	1,435	-	-	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	-	-	17,516
Korea Omega-Shinhan Project Fund I		10,022	-	1,608	-	-	11,630
Samsung SRA Real Estate Professional Private 45[FoFs]		21,650	8,487	1,295	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(2,303)	1,187	-	-	32,296
VS Cornerstone Fund		3,335	-	(55)	-	-	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		21,330	-	(1,464)	-	-	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	-	-	12,687
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	-	-	2,680
Gyeonggi-Neoplux Superman Fund		5,467	-	(411)	-	-	5,056
NewWave 6th Fund		13,540	-	176	-	-	13,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	20,454	(4)	(1,469)	-	-	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		43,524	(2,306)	3,881	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	-	-	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	-	-	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	-	-	-
Neoplux Market-Frontier Secondary Fund		13,960	(3,673)	140	-	-	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,727	(220)	329	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	4,207	-	-	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	-	-	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	-	-	1,202
Eum Private Equity Fund No.7		9,170	-	(4)	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(75)	-	-	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	-	-	45,871
SW-S Fund		7,248	(11,177)	3,929	-	-	-
CL Buyout 1st PEF		12,842	(20,216)	7,374	-	-	-
Timefolio The Venture-V second		4,096	-	1,705	-	-	5,801

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,496	(12,496)	-	-	-	-
Shinhan Smilegate Global PEF I		3,771	-	30	-	-	3,801
Genesis Eco No.1 PEF		11,418	-	(199)	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	-	62	-	-	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	-	-	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	-	-	2,256
Ulmus SHC innovation investment fund		4,886	-	657	-	-	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	-	-	-	-
T Core Industrial Technology 1st Venture PEF		4,529	-	(275)	-	-	4,254
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,636)	45	-	-	-
Fine Value POST IPO No.5 Private Equity Fund		2,270	-	1,496	-	-	3,766
TI First Property Private Investment Trust 1		3,127	(203)	178	-	-	3,102
MPLUS Professional Private Real Estate Fund 25		4,231	-	(1,873)	-	-	2,358
IBKC Global Contents Investment Fund		4,552	-	149	-	-	4,701
Premier Luminous Private Equity Fund		8,966	(12,439)	3,473	-	-	-
Hanyang-Meritz 1 Fund		3,466	(689)	204	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2		11,271	(4,434)	2,328	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		1,895	1,500	(100)	-	-	3,295
Maple Mobility Fund		16,859	(16,859)	-	-	-	-
SJ ESG Innovative Growth Fund		4,197	-	1	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund		5,057	-	(289)	-	-	4,768
JS Shinhan Private Equity Fund		4,953	-	(20)	-	-	4,933
NH Kyobo AI Solution Investment Fund		3,288	(4,138)	850	-	-	-
Daishin Newgen New Technology Investment Fund 1st		5,704	-	378	-	-	6,082
META ESG Private Equity Fund I		5,857	-	(86)	-	-	5,771
SWFV FUND-1		9,128	(9,433)	305	-	-	-
PHAROS DK FUND		3,835	(1,413)	40	-	-	2,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	26,926	18,258	26	-	-	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	140	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	-	-	7,427
Tres-Yujin Trust		10,004	-	355	-	-	10,359
Shinhan-Time mezzanine blind Fund		13,312	-	809	-	-	14,121
Capstone REITs No.26		3,852	(300)	2,198	-	-	5,750
JB Incheon-Bucheon REITS No.54		4,989	-	(11)	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	-	675	-	-	7,668
JB Hwaseong-Hadong REITs No.53		4,991	-	(8)	-	-	4,983
KB Oaktree Trust No.3		8,605	(771)	834	-	-	8,668
Daehan No.36 Office Asset Management Company		22,058	-	424	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		2,873	-	183	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	36	827	-	-	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	-	-	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	-	-	-
Keistone Unicorn Private Equity Fund		6,249	(6,249)	-	-	-	-
KB Distribution Private Real Estate 3-1		26,651	-	(675)	-	-	25,976
Pacific Private Investment Trust No.49-1		28,641	-	(1,264)	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		5,726	(340)	345	-	-	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	-	-	12,572
Shinhan-Kunicorn first Fund		9,831	-	(205)	-	-	9,626
Harvest Fund No.3		15,854	(15,854)	-	-	-	-
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	-	-	3,986
Shinhan Simone Fund Ⅰ		4,796	-	41	-	-	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	-	-	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	-	-	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	-	-	9,504
NH-Brain EV Fund		11,592	-	(467)	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	-	-	6,583
Leverent-Frontier 4th Venture PEF		2,964	-	330	-	-	3,294
Find-Green New Deal 2nd Equity Fund		4,508	-	(43)	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	82	-	-	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	3,003	(3,003)	-	-	-	-
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		9,885	(1,169)	1,300	-	-	10,016
LB YoungNam Logistics Private Trust No.40		9,748	(600)	634	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	-	-	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	-	-	-	-
Cornerstone J&M Fund I		3,561	-	(73)	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(206)	-	-	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	-	-	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	-	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	-	-	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,866	-	(119)	-	-	9,747
Hanyang Time Mezzanine Fund		3,000	-	12	-	-	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	-	-	-	-
Shinhan-isquare Venture PEF 1		497	4,000	(211)	-	-	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	-	-	7,547
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	-	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	234	-	-	4,835
Eventus-IBKC LIB Fund		6,035	-	597	-	-	6,632
NH-Daishin-Kyobo healthcare 1 Fund		3,948	(3,948)	-	-	-	-
IBKC-Behigh Fund 1st		3,268	-	(49)	-	-	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	-	-	-	-
ON No.1 Private Equity Fund		5,362	-	(41)	-	-	5,321
Digital New Deal Kappa Private Equity Fund		4,946	-	(101)	-	-	4,845
IBKCJS New Technology Fund No.1		-	5,000	1,130	-	-	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	(197)	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,014	999	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		-	5,122	148	-	-	5,270
TogetherKorea Private Investment Trust No. 7		-	5,122	148	-	-	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		-	4,000	180	-	-	4,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Penture K-Content Investment Fund	~~W~~	-	6,000	(378)	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		-	7,838	131	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		-	4,740	367	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		-	6,000	(73)	-	-	5,927
Shinhan M&A-ESG Fund		-	4,354	(185)	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		-	9,565	1,009	-	-	10,574
KDBC meta-enter New Technology investment fund		-	7,000	(60)	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		-	4,750	4	-	-	4,754
Shinhan DS Secondary Investment Fund		-	1,815	5,662	-	-	7,477
Shinhan-openwater pre-IPO Investment Trust 1		-	5,000	(27)	-	-	4,973
Shinhan-Eco Venture Fund 2nd		-	3,650	(40)	-	-	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		-	3,200	(46)	-	-	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		-	10,000	(31)	-	-	9,969
Shinhan HB Wellness 1st Investment Trust		-	5,000	(8)	-	-	4,992
Korea real Asset Fund No.3		-	9,370	(55)	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		-	23,900	(769)	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		-	4,000	536	-	-	4,536
Time Robotics New Technology Investment Trust		-	4,000	(34)	-	-	3,966
Ascent-welcome Tehcnology Investment Trust No.2		-	9,000	(229)	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		-	52,000	(264)	-	-	51,736
Consus Osansegyo No.2		-	8,000	104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		-	8,500	(678)	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		-	23,036	982	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		-	7,721	117	-	-	7,838
NH Absolute Project L General Private Investment Trust		-	4,488	405	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		-	6,000	(6)	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		-	3,000	456	-	-	3,456
Shinhan-Soo Secondary Investment Association		-	5,250	(1)	-	-	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999
	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) An impairment loss has been recognized due to accumulated unrealized losses since its initial acquisition.

(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,714,143	2,471,042	57,764	(22,798)	3,917	(18,881)
Shinhan-Neoplux Energy Newbiz Fund		52,550	6,398	26,255	1,591	-	1,591
Shinhan-Albatross tech investment Fund		17,575	229	17,168	(1,666)	-	(1,666)
VOGO Debt Strategy Qualified IV Private		18,573	8	5,810	3,229	-	3,229
Shinhan-Midas Donga Secondary Fund		6,304	-	868	(797)	-	(797)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,244	157	30,591	17,828	-	17,828
Shinhan Praxis K-Growth Global Private Equity Fund		26,087	6	18	(14)	-	(14)
Kiwoom Milestone Professional Private Real Estate Trust 19		-	39,013	6,701	3,188	-	3,188
Shinhan Global Healthcare Fund 1		39	4,925	-	(1)	-	(1)
KB NA Hickory Private Special Asset Fund		51,721	5,072	15,337	(1,158)	-	(1,158)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		17,260	1,779	(1,381)	(10,599)	-	(10,599)
KDBC-Midas Dong-A Global contents Fund		11,416	62	4	(7,080)	-	(7,080)
Shinhan-Nvestor Liquidity Solution Fund		20,841	270	2,354	1,236	-	1,236
Shinhan AIM FoF Fund 1-A		39,244	30	12,872	5,353	-	5,353
IGIS Global Credit Fund 150-1		19,966	12	5,917	5,008	-	5,008
Genesis North America Power Company No.1 PEF		15,514	-	7,299	7,018	-	7,018
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,375	81	28,764	28,406	-	28,406
KOREA FINANCE SECURITY CO., LTD		36,984	13,230	46,929	1,991	-	1,991
MIEL CO.,LTD.		423	565	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		165,492	885	(88,843)	(152,566)	-	(152,566)
Kiwoom-Shinhan Innovation Fund I		16,166	209	469	253	-	253
Samchully Midstream Private Placement Special Asset Fund 5-4		94,792	30	22,021	9,371	-	9,371
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*1)		10	-	151	146	-	146
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,045	23	11,969	2,925	-	2,925
Milestone Private Real Estate Fund 3		59,637	-	1,297	(10,711)	-	(10,711)
Nomura-Rifa Private Real Estate Investment Trust 31		92,219	71,961	43,830	32,959	-	32,959
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		11,845	6	1,183	1,265	-	1,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	11,855	285	2,219	(1,648)	-	(1,648)
Stonebridge Corporate 1st Fund		9,016	1	-	(373)	-	(373)
Vogo Realty Partners Private Real Estate Fund V		49,374	96	5,403	(6,973)	-	(6,973)
Korea Credit Bureau		153,079	68,920	172,186	9,791	-	9,791
Goduck Gangil1 PFV Co., Ltd.		9,794	542	85,798	6,326	-	6,326
SBC PFV Co., Ltd.		1,315,956	1,125,532	4	(7,622)	-	(7,622)
NH-amundi global infra private fund 16		72,552	6,617	84,498	38,998	-	38,998
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	-	3,086	17,396	-	17,396
Sparklabs-Shinhan Opportunity Fund 1		5,505	-	25	(2,405)	-	(2,405)
IGIS Real-estate Private Investment Trust No.33		93,113	54,852	5,709	2,863	-	2,863
Goduck Gangil10 PFV Co., Ltd.		31,122	144	59,353	6,350	-	6,350
Fidelis Global Private Real Estate Trust No.2		748	57	(1)	(2)	-	(2)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		145,170	59,302	(7,077)	(10,179)	-	(10,179)
Shinhan Healthcare Fund 2		31	183	1	-	-	-
Shinhan AIM Real Estate Fund No.2		6,641	1,461	123,427	(89,613)	-	(89,613)
Shinhan AIM Real Estate Fund No.1		14,604	877	164,469	(245,607)	-	(245,607)
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,396	52	22,204	25,277	-	25,277
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,611	426	11,878	6,489	-	6,489
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,106	29	2,581	2,283	-	2,283
Korea Omega-Shinhan Project Fund I		38,945	-	19,657	19,599	-	19,599
Samsung SRA Real Estate Professional Private 45		139,222	18,119	(11,232)	(11,358)	-	(11,358)
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	-	(4,160)	(32,244)	-	(32,244)
VS Cornerstone Fund		8,085	254	-	(134)	-	(134)
NH-Amundi US Infrastructure Private Fund2		2,100	1	107	6,423	-	6,423
Kakao-Shinhan 1st TNYT Fund		48,793	96	12,387	7,840	-	7,840
Pacific Private Placement Real Estate Fund No.40		145,794	98,798	4,270	3,022	-	3,022
Mastern Private Real Estate Loan Fund No.2		3,977	14	627	590	-	590
LB Scotland Amazon Fulfillment Center Fund 29		29,223	227	3,917	(16,566)	-	(16,566)
JR AMC Hungary Budapest Office Fund 16		42,031	1,543	858	858	-	858
EDNCENTRAL Co.,Ltd.		122,357	200,291	(35,285)	(70,591)	-	(70,591)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Gyeonggi-Neoplux Superman Fund	~~W~~	20,711	1,697	716	(4,218)	-	(4,218)
NewWave 6th Fund		36,572	878	9,185	(5,276)	-	(5,276)
Neoplux No.3 Private Equity Fund		129,055	7,532	1,307	(64,247)	-	(64,247)
PCC Amberstone Private Equity Fund I		67,099	-	17,359	12,898	-	12,898
KIAMCO POWERLOAN TRUST 4TH		102,831	13	8,143	12,529	-	12,529
Mastern Opportunity Seeking Real Estate Fund II		25,087	1,362	12,764	(13,478)	-	(13,478)
Neoplux Market-Frontier Secondary Fund		41,423	2	13,712	8,889	-	8,889
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	-	2,578	2,180	-	2,180
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,267	62	4,527	1,697	-	1,697
SHINHAN-NEO Core Industrial Technology Fund		16,704	400	21,363	7,522	-	7,522
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,396	31	3,173	2,973	-	2,973
Eum Private Equity Fund No.7		43,608	4	2,427	1,857	-	1,857
Kiwoom Hero No.4 Private Equity Fund		19,934	-	3,624	4,042	-	4,042
AJ-KOSNET Semicon One Venture Fund		14,576	122	1,827	1,613	-	1,613
Timefolio The Venture-V second		6,589	3	2,744	31	-	31
Shinhan Smilegate Global PEF I		27,798	475	(18,714)	(19,824)	-	(19,824)
Genesis Eco No.1 PEF		38,654	469	-	(490)	-	(490)
SHINHAN-NEO Market-Frontier 2nd Fund		65,802	1,402	11,931	691	-	691
J& Moorim Jade Investment Fund		21,508	-	1,862	1,740	-	1,740
Ulmus SHC innovation investment fund		17,910	-	207	(366)	-	(366)
T Core Industrial Technology 1st Venture PEF		9,541	23	206	(2,800)	-	(2,800)
TI First Property Private Investment Trust 1		7,776	21	4,139	507	-	507
Kiwoom-Shinhan Innovation Fund 2		23,991	129	429	(200)	-	(200)
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	-	7	(197)	-	(197)
SJ ESG Innovative Growth Fund		10,941	39	1	(3,791)	-	(3,791)
AVES 1st Corporate Recovery Private Equity Fund		6,131	194	-	(321)	-	(321)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Reverent-Shinhan Vista Fund	~~W~~	25,415	-	6,002	5,629	-	5,629
JS Shinhan Private Equity Fund		165,748	1	(39,164)	(40,720)	-	(40,720)
META ESG Private Equity Fund I		20,742	-	23	(321)	-	(321)
Shinhan VC tomorrow venture fund 1		180,741	2,474	19,038	(467)	-	(467)
H-IOTA Fund		38,306	517	10,346	10,044	-	10,044
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	-	71	(6)	-	(6)
Tres-Yujin Trust		26,264	202	5,347	5,344	-	5,344
Shinhan-Time mezzanine blind Fund		32,851	-	4,901	4,613	-	4,613
Capstone REITs No.26		51,536	40,798	914	(761)	-	(761)
JB Incheon-Bucheon REITS No.54		12,639	5	-	(29)	-	(29)
Hankook Smart Real Asset Investment Trust No.3		18,083	66	-	(4,986)	-	(4,986)
JB Hwaseong-Hadong REITs No.53		16,034	5	-	(29)	-	(29)
KB Oaktree Trust No.3		29,674	9	7,074	2,749	-	2,749
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,733	143	12,600	9,210	-	9,210
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,621	83	6,948	(2,604)	-	(2,604)
KB Distribution Private Real Estate 3-1		64,261	50	5,118	5,118	-	5,118
Pacific Private Investment Trust No.49-1		40,988	5,671	(1,819)	(2,852)	-	(2,852)
KIWOOM Real estate private placement fund for normal investors No. 31		13,403	17	1,669	1,604	-	1,604
RIFA Real estate private placement fund for normal investoes No. 51		13,461	33	153	140	-	140
Shinhan-Kunicorn first Fund		24,603	7	7	(527)	-	(527)
Shinhan-Quantum Startup Fund		11,519	-	61	(246)	-	(246)
Shinhan Simone Fund Ⅰ		8,901	3	206	(1,098)	-	(1,098)
Korea Investment develop seed Trust No.1		25,407	45	3,987	3,881	-	3,881
Tiger Green alpha Trust No.29		31,545	53	2,345	2,187	-	2,187
STIC ALT Global II Private Equity Fund		45,398	129	3,073	2,548	-	2,548
DDI LVC Master Real Estate Investment Trust Co., Ltd.		38,594	8	(60)	(5,340)	-	(5,340)
Leverent-Frontier 4th Venture PEF		8,758	75	-	(5,109)	-	(5,109)
Find-Green New Deal 2nd Equity Fund		19,201	47	28	(625)	-	(625)
ShinhanFitrin 1st Technology Business Investment Association		26,243	68	2,869	2,445	-	2,445
Koramco Private Real Estate Fund 143		22,055	44	15	7	-	7
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,605	165	3,876	3,845	-	3,845
LB YoungNam Logistics Private Trust No.40		38,510	10	1,794	1,771	-	1,771
Shinhan-Cognitive Start-up Fund L.P.		12,844	-	4,046	2,657	-	2,657
Cornerstone J&M Fund I		12,849	47	1	(278)	-	(278)
Logisvalley Shinhan REIT Co.,Ltd.		78,877	55,563	3,872	(1,031)	-	(1,031)
Shinhan-Ji and Tec Smart Innovation Fund		26,008	-	1,395	984	-	984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	~~W~~	13,899	383	8	(420)	-	(420)
Korea Investment Green Newdeal Infra Trust No.1		57,567	25	-	(441)	-	(441)
BTS 2nd Private Equity Fund		39,434	359	527	81	-	81
NH-J&-IBKC Label Technology Fund		35,111	425	6	(363)	-	(363)
Hanyang Time Mezzanine Fund		8,790	-	270	(703)	-	(703)
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	-	815	810	-	810
Shinhan-isquare Venture PEF 1		10,655	63	-	(372)	-	(372)
Aurum Goldrush ESG Private Fund No. 1		10,629	16	332	316	-	316
Capstone Develop Frontier Trust		37,644	81	4,987	4,906	-	4,906
Nextrade Co., Ltd.		123,829	2,579	(12,517)	(34,855)	-	(34,855)
IBKC-Behigh Fund 1st		10,629	-	26	(198)	-	(198)
ON No.1 Private Equity Fund		19,991	-	1,628	1,369	-	1,369
Digital New Deal Kappa Private Equity Fund		19,178	-	-	(396)	-	(396)
IBKCJS New Technology Fund No.1		8,901	-	2,523	(3,720)	-	(3,720)
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	-	9	(753)	-	(753)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,658	24	9,617	5,184	-	5,184
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,390	19	244	224	-	224
TogetherKorea Private Investment Trust No. 6		5,425	1	150	147	-	147
TogetherKorea Private Investment Trust No. 7		5,425	1	150	147	-	147
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	-	239	112	-	112
Penture K-Content Investment Fund		57,553	337	505	(1,532)	-	(1,532)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		45,013	119	43	(3,047)	-	(3,047)
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,852	15	1,524	1,469	-	1,469
Shinhan-timefolio Bio Development Investment Fund		24,659	464	32	(458)	-	(458)
Shinhan M&A-ESG Fund		27,661	1	137	(1,245)	-	(1,245)
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		103,444	37,314	21,731	5,701	-	5,701
KDBC meta-enter New Technology investment fund		24,375	2	1	(513)	-	(513)
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	-	133	(246)	-	(246)
Shinhan DS Secondary Investment Fund		5,047	152	(653)	(9,219)	-	(9,219)
Shinhan-openwater pre-IPO Investment Trust 1		11,337	5	1,873	1,386	-	1,386
Shinhan-CJ TechInnovation Fund 1st		11,488	-	66	(422)	-	(422)
Shinhan-Eco Venture Fund 2nd		9,935	42	-	(257)	-	(257)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	~~W~~	16,243	-	835	358	-	358
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	-	1,878	1,284	-	1,284
Shinhan HB Wellness 1st Investment Trust		10,971	-	808	688	-	688
Korea real Asset Fund No.3		58,401	468	-	(2,198)	-	(2,198)
PineStreet Global Corporate FoF XIII-2 (NC XI)		3,748	5	173	(47)	-	(47)
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		271,916	206,529	16,409	(614)	-	(614)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	-	11	(3,419)	-	(3,419)
Time Robotics New Technology Investment Trust		12,651	-	240	40	-	40
Ascent-welcome Tehcnology Investment Trust No.2		30,597	-	16	(1,125)	-	(1,125)
Newmain I funds		25,757	3	25,313	20,278	-	20,278
Igis General PE Real Estate Investment Trust 517-1		57,074	346	11	(1,983)	-	(1,983)
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	-	250	112	-	112
Consus Osansegyo No.2		16,024	6	284	282	-	282
Shinhan AIM Private Fund of Fund 9-B		147,033	70	25,619	11,888	-	11,888
Shinhan General Private Real Estate Investment Trust No.3		130,731	2,057	5,557	(491)	-	(491)
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	-	916	2,087	-	2,087
Happy Pet Life Care New Technology Investment Association No.2		9,997	-	-	(1,523)	-	(1,523)
Shinhan-Soo Secondary Investment Association		21,567	-	77	(982)	-	(982)
TECHFIN RATINGS Co., Ltd.		32,223	4,000	170	(3,089)	-	(3,089)
SONGPA BIZ CLUSTER PFV CO LTD		909,499	860,724	-	(1,225)	-	(1,225)
Planeta PTE LTD		36,088	2,061	1,677	3,354	-	3,354
The E&Shinhan New Growth Up Fund		7,035	-	16	(163)	-	(163)
Shinhan-GB FutureFlow Fund L.P.		8,951	99	(98)	(801)	-	(801)
Credila Financial Services		6,597,497	5,362,148	188,931	36,768	-	36,768
Shinhan Market-Frontier Fund Ⅲ		29,058	-	89	(940)	-	(940)
DB IPO HighYield Fund 1		14,974	-	970	846	-	846
Exponential SQUARE Private Investment Trust No.1		10,233	18	3,365	220	-	220
Fine North America Credit Private Mixed Asset Investment Trust 22		8,610	769	1,062	401	-	401
IGIS Private Real Estate Investment No.454		14,022	12	95	81	-	81
IGIS Private Real Estate Investment No.462		6,445	39	223	176	-	176
BNW Recharge Private Equity Fund		33,918	133	2,050	1,755	-	1,755

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
United Partners Realasset Fund No.14	~~W~~	30,026	32	206	(6)	-	(6)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		1,758,651	1,399,238	78,021	30,627	-	30,627
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		1,186,406	945,673	50,564	19,152	-	19,152
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		1,086,016	811,622	37,721	19,563	-	19,563
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		1,085,298	810,379	36,610	18,667	-	18,667
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		1,084,569	818,607	42,410	24,595	-	24,595
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		525,649	418,113	2,206	(155)	-	(155)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		1,045,465	826,940	(1,922)	(4,905)	-	(4,905)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		523,914	422,896	5,962	5,122	-	5,122
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,870	109	7,131	3,895	-	3,895

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,937,652	2,675,629	49,330	(17,674)	54,555	36,881
Shinhan-Neoplux Energy Newbiz Fund		72,503	1,883	10,434	4,802	-	4,802
Shinhan-Albatross tech investment Fund		31,296	295	10,919	9,109	383	9,492
KCGI-SingA330-A Private Special Asset Investment Trust		19,299	1	1,579	1,578	-	1,578
VOGO Debt Strategy Qualified IV Private		32,674	15	4,003	1,987	-	1,987
Shinhan -Midas Dong-A Secondary Fund		8,603	-	-	(259)	-	(259)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,511	252	5,702	5,467	-	5,467
Shinhan Praxis K-Growth Global Private Equity Fund		26,097	1	5	2	-	2
Kiwoom Milestone Professional Private Real Estate Trust 19		-	38,867	756	(311)	-	(311)
Shinhan Global Healthcare Fund 1		39	3,507	-	(1)	-	(1)
KB NA Hickory Private Special Asset Fund		64,327	70	4,636	(9,995)	-	(9,995)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,606	1,899	1,255	(2,601)	-	(2,601)
KDBC-Midas Dong-A Global contents Fund		18,500	62	71	45	-	45
Shinhan-Nvestor Liquidity Solution Fund		24,720	289	173	(342)	-	(342)
Shinhan AIM FoF Fund 1-A		38,571	29	12,279	4,713	-	4,713
IGIS Global Credit Fund 150-1		17,155	12	2,224	1,586	-	1,586
Korea Omega Project Fund III		15,709	-	148	95	-	95
Genesis North America Power Company No.1 PEF		15,989	1,487	2,904	2,523	-	2,523
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,702	-	42,498	34,779	-	34,779
KOREA FINANCE SECURITY CO., LTD		36,392	14,629	48,995	(1,136)	-	(1,136)
MIEL CO.,LTD.		422	565	36	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		130,174	373	4,237	(38,058)	-	(38,058)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom-Shinhan Innovation Fund I	~~W~~	16,081	373	1,531	(325)	-	(325)
Midas Asset Global CRE Debt Private Fund No.6		138,202	1,352	18,827	15,828	-	15,828
Samchully Midstream Private Placement Special Asset Fund 5-4		77,296	28	15,914	4,186	-	4,186
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,283	10	5,351	5,130	-	5,130
NH-Amundi Global Infrastructure Trust 14		62,431	2	10,567	2,796	-	2,796
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,814	38	12,899	4,319	-	4,319
Milestone Private Real Estate Fund 3		54,945	-	5,117	(7,989)	-	(7,989)
Nomura-Rifa Private Real Estate Investment Trust 31		93,950	71,946	1,882	(192)	-	(192)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,760	6	17,929	13,371	-	13,371
FuturePlay-Shinhan TechInnovation Fund 1		15,922	227	2,392	1,861	-	1,861
Stonebridge Corporate 1st Fund		9,390	-	1,262	1,179	-	1,179
Vogo Realty Partners Private Real Estate Fund V		49,968	86	4,879	1,179	-	1,179
Korea Credit Bureau		129,155	54,287	160,189	19,880	-	19,880
Goduck Gangil1 PFV Co., Ltd.		209,615	192,311	340,451	11,493	-	11,493
SBC PFV Co., Ltd.		472,860	309,802	-	(5,733)	-	(5,733)
NH-amundi global infra private fund 16		102,499	1,195	291	(10,397)	-	(10,397)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,617	-	32,744	19,052	-	19,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		35,359	716	29,833	2,504	-	2,504
Sparklabs-Shinhan Opportunity Fund 1		7,916	9	1,834	848	-	848
IGIS Real-estate Private Investment Trust No.33		91,806	54,428	15,927	2,642	-	2,642
Goduck Gangil10 PFV Co., Ltd.		129,399	103,864	158,905	9,272	-	9,272
Fidelis Global Private Real Estate Trust No.2		745	52	-	(9)	-	(9)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		170,567	1,159	1,097	37	-	37
Shinhan Global Healthcare Fund 2		31	183	1	(2)	-	(2)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan AIM Real Estate Fund No.2	~~W~~	90,066	1,140	19,579	4,783	-	4,783
Shinhan AIM Real Estate Fund No.1		247,193	296	89,979	3,070	-	3,070
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		158,010	55	18,673	13,942	-	13,942
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		69,059	361	2,753	2,583	-	2,583
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,554	31	2,926	750	-	750
Korea Omega-Shinhan Project Fund I		23,261	-	3,356	3,216	-	3,216
Samsung SRA Real Estate Professional Private 45		128,943	3,215	13	(44)	-	(44)
IBK Global New Renewable Energy Special Asset Professional Private2		111,460	36	16,458	(9,724)	-	(9,724)
VS Cornerstone Fund		8,094	127	-	(133)	-	(133)
NH-Amundi US Infrastructure Private Fund2		114,783	45	60,166	8,411	-	8,411
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,797	85	9,439	1,137	-	1,137
Kakao-Shinhan 1st TNYT Fund		40,992	134	77	(3,012)	-	(3,012)
Pacific Private Placement Real Estate Fund No.40		145,871	98,869	4,152	3,031	-	3,031
Mastern Private Real Estate Loan Fund No.2		9,081	24	1,049	989	-	989
LB Scotland Amazon Fulfillment Center Fund 29		44,187	93	7,071	4,339	-	4,339
JR AMC Hungary Budapest Office Fund 16		40,697	1,742	8,394	3,081	-	3,081
EDNCENTRAL Co.,Ltd.		120,947	163,105	657	(18,592)	-	(18,592)
Future-Creation Neoplux Venture Capital Fund		20,097	3,601	6,093	(4,198)	-	(4,198)
Gyeonggi-Neoplux Superman Fund		24,409	1,174	2,874	(1,889)	-	(1,889)
NewWave 6th Fund		46,704	984	5,322	585	-	585
Neoplux No.3 Private Equity Fund		195,669	5,877	24,125	(14,695)	-	(14,695)
PCC Amberstone Private Equity Fund I		82,150	2,509	13,537	4,144	-	4,144
KIAMCO POWERLOAN TRUST 4TH		95,224	15	8,657	8,193	-	8,193
Mastern Opportunity Seeking Real Estate Fund II		59,113	-	11,061	11,043	-	11,043

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Neoplux Market-Frontier Secondary Fund	~~W~~	53,425	597	17,711	708	-	708
Harvest Private Equity Fund II		13,718	217	119	(613)	-	(613)
Synergy Green New Deal 1st New Technology Business Investment Fund		36,618	-	764	(610)	-	(610)
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,693	21	2,644	658	-	658
SHINHAN-NEO Core Industrial Technology Fund		27,494	123	8,970	8,456	-	8,456
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,888	34	3,376	2,913	-	2,913
SIMONE Mezzanine Fund No.3		4,179	3	2,625	521	-	521
Eum Private Equity Fund No.7		43,658	6	632	(19)	-	(19)
Kiwoom Hero No.4 Private Equity Fund		16,580	228	356	(356)	-	(356)
Vogo Canister Professional Trust Private Fund I		249,535	124,697	19,630	7,122	-	7,122
Timefolio The Venture-V second		28,125	135	8,764	8,226	-	8,226
Shinhan Smilegate Global PEF I		30,053	3,305	14	(477)	-	(477)
Genesis Eco No.1 PEF		38,676	-	1	(686)	-	(686)
SHINHAN-NEO Market-Frontier 2nd Fund		78,108	1,596	4,660	(14,099)	-	(14,099)
NH-Synergy Core Industrial New Technology Fund		17,437	-	1,813	168	-	168
J& Moorim Jade Investment Fund		19,829	57	1,054	1,097	-	1,097
Helios-KDBC Digital Contents 1st		9,785	85	19	1,535	-	1,535
Ulmus SHC innovation investment fund		23,060	-	2,967	2,734	-	2,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
T Core Industrial Technology 1st Venture PEF	~~W~~	13,541	22	216	(874)	-	(874)
Fine Value POST IPO No.5 Private Equity Fund		9,441	26	3,921	3,740	-	3,740
TI First Property Private Investment Trust 1		7,773	17	1,353	445	-	445
MPLUS Professional Private Real Estate Fund 25		11,946	6,286	-	(4,495)	-	(4,495)
IBKC Global Contents Investment Fund		19,634	359	1,127	611	-	611
Hanyang-Meritz 1 Fund		13,202	-	1,093	903	-	903
Kiwoom-Shinhan Innovation Fund 2		21,555	170	5,952	5,431	-	5,431
ETRI Holdings-Shinhan 1st Unicorn Fund		6,590	-	6	(199)	-	(199)
SJ ESG Innovative Growth Fund		14,693	-	127	4	-	4
AVES 1st Corporate Recovery Private Equity Fund		6,331	72	-	(380)	-	(380)
JS Shinhan Private Equity Fund		123,099	-	8	(1,470)	-	(1,470)
Daishin Newgen New Technology Investment Fund 1st		12,044	25	907	747	-	747
META ESG Private Equity Fund I		21,063	-	31	(314)	-	(314)
PHAROS DK FUND		10,179	21	838	165	-	165
Shinhan VC tomorrow venture fund 1		114,834	730	3,462	147	-	147
H-IOTA Fund		38,721	338	966	564	-	564
Stonebridge-Shinhan Unicorn Secondary Fund		28,551	-	3	(6,069)	-	(6,069)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Tres-Yujin Trust	~~W~~	20,820	102	712	710	-	710
Shinhan-Time mezzanine blind Fund		28,243	-	2,237	1,617	-	1,617
Capstone REITs No.26		46,661	35,161	9,371	4,395	-	4,395
JB Incheon-Bucheon REITS No.54		12,667	5	-	(27)	-	(27)
Hankook Smart Real Asset Investment Trust No.3		23,032	26	2,052	2,026	-	2,026
JB Hwaseong-Hadong REITs No.53		16,065	5	1	(27)	-	(27)
KB Oaktree Trust No.3		26,012	8	6,097	2,502	-	2,502
Daehan No.36 Office Asset Management Company		153,846	107,055	6,232	882	-	882
Rhinos Premier Mezzanine Private Investment Fund No.1		10,965	20	98	83	-	83
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,192	59	11,320	6,949	-	6,949
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,822	84	8,934	3,328	-	3,328
SKS-Yozma Fund No.1		12,315	740	4,529	3,337	-	3,337
KB Distribution Private Real Estate 3-1		69,558	289	67	42	-	42
Pacific Private Investment Trust No.49-1		40,024	5,491	-	(437)	-	(437)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	-	(16)	-	(16)
RIFA Real estate private placement fund for normal investoes No. 51		14,358	29	1	(16)	-	(16)
Fivetree general private equity fund No.15		25,184	29	817	788	-	788
Shinhan-Kunicorn first Fund		25,126	-	9	(534)	-	(534)
Shinhan-Quantum Startup Fund		8,105	-	40	(270)	-	(270)
Shinhan Simone Fund Ⅰ		12,582	4	311	107	-	107
Korea Investment develop seed Trust No.1		24,168	338	582	478	-	478
Tiger Green alpha Trust No.29		30,054	51	2,634	2,473	-	2,473
STIC ALT Global II Private Equity Fund		43,848	130	5	(630)	-	(630)
NH-Brain EV Fund		44,499	-	4	(1,868)	-	(1,868)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		43,817	8	-	(1,809)	-	(1,809)
Leverent-Frontier 4th Venture PEF		13,792	-	1,530	1,380	-	1,380
Find-Green New Deal 2nd Equity Fund		19,779	-	2	(190)	-	(190)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
ShinhanFitrin 1st Technology Business Investment Association	~~W~~	28,025	73	3,160	2,758	-	2,758
Koramco Private Real Estate Fund 143		22,026	23	11	2	-	2
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,815	740	5,900	5,849	-	5,849
LB YoungNam Logistics Private Trust No.40		39,139	10	2,561	2,538	-	2,538
Shinhan-Cognitive Start-up Fund L.P.		16,518	254	2,557	2,197	-	2,197
Cornerstone J&M Fund I		13,129	47	3	(274)	-	(274)
Logisvalley Shinhan REIT Co.,Ltd.		78,925	56,307	4,840	(1,017)	-	(1,017)
DA Value-Honest New Technology Investment Fund 1		17,329	-	10,911	10,910	-	10,910
Shinhan-Ji and Tec Smart Innovation Fund		19,954	-	21	(820)	-	(820)
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		14,318	382	6	(416)	-	(416)
Korea Investment Green Newdeal Infra Trust No.1		36,689	21	52	21	-	21
BTS 2nd Private Equity Fund		25,136	742	101	(1,116)	-	(1,116)
Shinhan Global Active REIT Co.Ltd.		191,211	97,944	-	(766)	-	(766)
NH-J&-IBKC Label Technology Fund		35,347	294	13	(428)	-	(428)
Hanyang Time Mezzanine Fund		10,543	-	127	43	-	43
Shinhan-isquare Venture PEF 1		10,741	25	3	(528)	-	(528)
Capstone Develop Frontier Trust		35,305	83	5,942	5,859	-	5,859
Nextrade Co., Ltd.		140,424	19,174	6,626	(8,432)	-	(8,432)
SH 1.5years Maturity Investment Type Security Investment Trust No.2		17,814	1,200	908	798	-	798
Eventus-IBKC LIB Fund		30,326	8	3,215	2,729	-	2,729
IBKC-Behigh Fund 1st		10,829	-	31	(165)	-	(165)
ON No.1 Private Equity Fund		18,625	-	125	(144)	-	(144)
Digital New Deal Kappa Private Equity Fund		19,576	-	1	(408)	-	(408)
IBKCJS New Technology Fund No.1		20,842	-	4,123	3,842	-	3,842
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		47,055	-	3	(945)	-	(945)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,082	35	5,917	3,496	-	3,496
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,248	19	247	228	-	228
TogetherKorea Private Investment Trust No. 6		5,273	1	223	218	-	218
TogetherKorea Private Investment Trust No. 7		5,273	1	223	218	-	218
Kiwoom Core Industrial Technology Investment Fund No.3		12,058	29	592	518	-	518
Penture K-Content Investment Fund		25,938	338	196	(1,721)	-	(1,721)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	~~W~~	26,684	121	785	438	-	438
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,806	15	1,007	992	-	992
Shinhan-timefolio Bio Development Investment Fund		12,420	170	23	(150)	-	(150)
Shinhan M&A-ESG Fund		18,154	285	31	(791)	-	(791)
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		37,231	41	3,710	3,548	-	3,548
KDBC meta-enter New Technology investment fund		24,889	2	-	(215)	-	(215)
Shinhan Time Secondary Blind New Technology Investment Trust		10,009	-	50	9	-	9
Shinhan DS Secondary Investment Fund		18,709	15	14,179	14,156	-	14,156
Shinhan-openwater pre-IPO Investment Trust 1		9,947	-	2	(55)	-	(55)
Shinhan-Eco Venture Fund 2nd		9,067	42	1	(100)	-	(100)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,885	-	65	(115)	-	(115)
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,417	-	1	(133)	-	(133)
Shinhan HB Wellness 1st Investment Trust		10,285	-	17	(17)	-	(17)
Korea real Asset Fund No.3		32,625	20	170	(193)	-	(193)
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		278,662	205,204	3,943	(650)	-	(650)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		20,175	444	2,875	2,331	-	2,331
Time Robotics New Technology Investment Trust		13,284	-	-	(114)	-	(114)
Ascent-welcome Tehcnology Investment Trust No.2		31,722	-	2	(828)	-	(828)
Igis General PE Real Estate Investment Trust 517-1		54,015	289	-	(274)	-	(274)
Consus Osansegyo No.2		16,209	-	24	22	-	22
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		123,657	99,729	1,285	(2,073)	-	(2,073)
Shinhan AIM Private Fund of Fund 9-B		96,124	51	9,992	3,928	-	3,928
Shinhan General Private Real Estate Investment Trust No.3		38,175	410	591	564	-	564
NH Absolute Project L General Private Investment Trust		18,863	65	7	1,556	-	1,556
Paros Kosdaq Venture General Private Investment Trust No. 5		8,998	3	5	(9)	-	(9)
Happy Pet Life Care New Technology Investment Association No.2		11,868	347	1,868	1,520	-	1,520
Shinhan-Soo Secondary Investment Association		6,764	-	-	(1)	-	(1)

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	243,101	14.99	36,441	(5)	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		46,152	31.66	14,612	-	-	14,612
Shinhan-Albatross tech investment Fund		17,346	50.00	8,672	-	-	8,672
VOGO Debt Strategy Qualified IV Private		18,565	20.00	3,713	-	-	3,713
Shinhan-Midas Donga Secondary Fund		6,304	50.00	3,152	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,087	24.00	3,381	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		26,081	14.15	3,690	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*2)		(39,013)	50.00	(19,506)	-	19,506	-
Shinhan Global Healthcare Fund 1 (*2)		(4,886)	3.13	(153)	-	153	-
KB NA Hickory Private Special Asset Fund		46,649	37.50	17,493	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		15,481	44.02	6,815	-	-	6,815
KDBC-Midas Dong-A Global contents Fund		11,354	23.26	2,640	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		20,571	24.92	5,126	-	-	5,126
Shinhan AIM For Fund 1-A		39,214	25.00	9,804	-	-	9,804
IGIS Global Credit Fund 150-1		19,954	25.00	4,989	-	-	4,989
Genesis North America Power Company No.1 PEF		15,514	43.84	6,802	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,294	23.33	9,402	-	-	9,402
KOREA FINANCE SECURITY CO., LTD		23,754	14.91	3,542	-	-	3,542
MIEL CO.,LTD. (*2)		(142)	28.77	(41)	-	41	-
AIP Transportation Specialized Privately Placed Fund Trust #1		164,607	35.73	58,807	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		15,957	50.00	7,979	-	-	7,979
Samchully Midstream Private Placement Special Asset Fund 5-4		94,762	41.67	39,484	-	-	39,484
MK Ventures-K Clavis Growth Capital Venture Fund 1		10	26.67	3	-	-	3
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,022	60.00	35,413	-	-	35,413
Milestone Private Real Estate Fund 3		59,637	32.06	19,120	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		20,258	31.31	6,343	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		11,839	21.27	2,518	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	11,570	50.00	5,785	-	-	5,785
Stonebridge Corporate 1st Fund		9,015	44.12	3,977	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		49,278	21.64	10,662	-	-	10,662
Korea Credit Bureau		84,159	9.00	7,574	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		9,252	1.04	96	-	-	96
SBC PFV Co., Ltd. (*3)		190,424	25.00	47,606	-	(9,990)	37,616
NH-amundi global infra private fund 16		65,935	50.00	32,968	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	72.50	225,708	-	-	225,708
Sparklabs-Shinhan Opportunity Fund 1		5,505	49.50	2,725	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		38,261	40.86	15,632	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		30,978	19.90	6,165	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		691	79.63	551	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		85,868	28.70	24,644	-	-	24,644
Shinhan Healthcare Fund 2 (*2)		(152)	13.68	(21)	-	21	-
Shinhan AIM Real Estate Fund No.2		5,180	30.00	1,554	-	-	1,554
Shinhan AIM Real Estate Fund No.1		13,727	21.01	2,884	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,344	22.02	39,491	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,185	29.19	21,947	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,077	71.43	15,770	-	-	15,770
Korea Omega-Shinhan Project Fund I		38,945	50.00	19,473	-	-	19,473
Samsung SRA Real Estate Professional Private 45		121,103	25.00	30,276	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	28.98	33,098	-	-	33,098
VS Cornerstone Fund		7,831	41.18	3,225	-	-	3,225
NH-Amundi US Infrastructure Private Fund2		2,099	25.91	544	-	-	544
Kakao-Shinhan 1st TNYT Fund		48,697	48.62	23,678	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		46,996	24.73	11,623	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,963	33.57	1,330	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		28,996	65.00	18,848	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		40,488	32.57	13,187	-	-	13,187
EDNCENTRAL Co.,Ltd. (*2)		(77,934)	13.47	(10,495)	-	10,495	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Gyeonggi-Neoplux Superman Fund	~~W~~	19,014	21.76	4,138	-	-	4,138
NewWave 6th Fund		35,694	30.00	10,708	-	-	10,708
Neoplux No.3 Private Equity Fund		121,523	10.00	12,152	-	-	12,152
PCC Amberstone Private Equity Fund I		67,099	21.67	14,540	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		102,818	47.37	48,703	-	-	48,703
Mastern Opportunity Seeking Real Estate Fund II		23,725	22.22	5,272	-	-	5,272
Neoplux Market-Frontier Secondary Fund		41,421	19.74	8,175	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	28.17	10,857	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,205	50.00	7,103	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		16,304	49.75	8,111	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,365	30.00	21,710	-	-	21,710
Eum Private Equity Fund No.7		43,604	21.00	9,156	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		19,934	21.05	4,197	-	-	4,197
AJ-KOSNET Semicon One Venture Fund		14,454	22.22	3,212	-	-	3,212
Timefolio The Venture-V second		6,586	20.73	1,365	-	-	1,365
Shinhan Smilegate Global PEF I		27,323	14.21	3,882	-	-	3,882
Genesis Eco No.1 PEF		38,185	29.01	11,077	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		64,400	42.70	27,499	-	-	27,499
J& Moorim Jade Investment Fund		21,508	24.89	5,353	-	-	5,353
Ulmus SHC innovation investment fund		17,910	24.04	4,305	-	-	4,305
T Core Industrial Technology 1st Venture PEF		9,518	31.47	2,995	-	-	2,995
TI First Property Private Investment Trust 1		7,755	40.00	3,102	-	-	3,102
Kiwoom-Shinhan Innovation Fund 2		23,862	42.86	10,227	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	50.00	4,696	-	-	4,696
SJ ESG Innovative Growth Fund		10,902	28.57	3,115	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund		5,937	76.19	4,523	-	-	4,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Reverent-Shinhan Vista Fund	~~W~~	25,415	13.41	3,409	-	-	3,409
JS Shinhan Private Equity Fund		165,747	3.85	6,381	-	-	6,381
META ESG Private Equity Fund I		20,742	27.40	5,683	-	-	5,683
Shinhan VC tomorrow venture fund 1		178,267	39.62	70,633	-	-	70,633
H-IOTA Fund		37,789	24.81	9,377	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	26.01	13,587	-	-	13,587
Tres-Yujin Trust		26,062	50.00	13,031	-	-	13,031
Shinhan-Time mezzanine blind Fund		32,851	50.00	16,426	-	-	16,426
Capstone REITs No.26		10,738	50.00	5,369	-	-	5,369
JB Incheon-Bucheon REITS No.54		12,634	39.31	4,967	-	-	4,967
Hankook Smart Real Asset Investment Trust No.3		18,017	33.33	6,006	-	-	6,006
JB Hwaseong-Hadong REITs No.53		16,029	31.03	4,974	-	-	4,974
KB Oaktree Trust No.3		29,665	33.33	9,888	-	-	9,888
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,590	29.73	52,797	-	-	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,538	24.85	39,645	-	-	39,645
KB Distribution Private Real Estate 3-1		64,211	37.50	24,079	-	-	24,079
Pacific Private Investment Trust No.49-1		35,317	79.28	28,000	-	-	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		13,386	60.00	8,032	-	-	8,032
RIFA Real estate private placement fund for normal investoes No. 51		13,428	40.00	5,371	-	-	5,371
Shinhan-Kunicorn first Fund		24,596	38.31	9,424	-	-	9,424
Shinhan-Quantum Startup Fund		11,519	49.18	5,665	-	-	5,665
Shinhan Simone Fund Ⅰ		8,898	38.46	3,422	-	-	3,422
Korea Investment develop seed Trust No.1		25,362	40.00	10,145	-	-	10,145
Tiger Green alpha Trust No.29		31,492	95.24	29,992	-	-	29,992
STIC ALT Global II Private Equity Fund		45,269	21.74	9,841	-	-	9,841
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		38,586	15.00	5,788	-	12	5,800
Leverent-Frontier 4th Venture PEF		8,683	23.89	2,074	-	-	2,074
Find-Green New Deal 2nd Equity Fund		19,154	22.57	4,324	-	-	4,324
ShinhanFitrin 1st Technology Business Investment Association		26,175	16.17	4,232	-	-	4,232
Koramco Private Real Estate Fund 143		22,011	30.30	6,669	-	-	6,669
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,440	22.22	9,876	-	-	9,876
LB YoungNam Logistics Private Trust No.40		38,500	25.00	9,625	-	-	9,625
Shinhan-Cognitive Start-up Fund L.P.		12,844	32.77	4,209	-	-	4,209
Cornerstone J&M Fund I		12,802	26.67	3,414	-	-	3,414
Logisvalley Shinhan REIT Co.,Ltd. (*1)		23,314	20.27	4,726	-	(1,337)	3,389
Shinhan-Ji and Tec Smart Innovation Fund		26,008	50.00	13,004	-	-	13,004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	~~W~~	13,516	50.00	6,758	-	-	6,758
Korea Investment Green Newdeal Infra Trust No.1		57,542	27.97	16,096	-	-	16,096
BTS 2nd Private Equity Fund		39,075	26.00	10,159	-	-	10,159
NH-J&-IBKC Label Technology Fund		34,686	27.81	9,646	-	-	9,646
Hanyang Time Mezzanine Fund		8,790	28.57	2,511	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	50.00	3,916	-	-	3,916
Shinhan-isquare Venture PEF 1		10,592	40.00	4,237	-	-	4,237
Aurum Goldrush ESG Private Fund No. 1		10,613	28.33	3,007	-	-	3,007
Capstone Develop Frontier Trust		37,563	21.43	8,049	-	-	8,049
Nextrade Co., Ltd.		121,250	8.00	9,700	-	-	9,700
IBKC-Behigh Fund 1st		10,629	29.73	3,160	-	-	3,160
ON No.1 Private Equity Fund		19,991	28.57	5,712	-	-	5,712
Digital New Deal Kappa Private Equity Fund		19,178	24.75	4,747	-	-	4,747
IBKCJS New Technology Fund No.1		8,901	29.41	2,618	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	20.83	9,646	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,634	28.57	11,324	-	-	11,324
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,371	75.00	3,278	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,424	99.98	5,423	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,424	99.98	5,423	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	34.75	4,219	-	-	4,219
Penture K-Content Investment Fund		57,216	19.78	11,319	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		44,894	30.00	13,468	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,837	37.04	5,125	-	-	5,125
Shinhan-timefolio Bio Development Investment Fund		24,195	48.39	11,707	-	-	11,707
Shinhan M&A-ESG Fund		27,660	23.33	6,454	-	-	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		66,130	28.43	18,804	-	-	18,804
KDBC meta-enter New Technology investment fund		24,373	27.89	6,797	-	-	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	47.50	4,637	-	-	4,637
Shinhan DS Secondary Investment Fund		4,895	49.83	2,439	-	-	2,439
Shinhan-openwater pre-IPO Investment Trust 1		11,332	50.00	5,666	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		11,488	40.00	4,595	-	-	4,595
Shinhan-Eco Venture Fund 2nd		9,893	40.00	3,957	-	-	3,957

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	~~W~~	16,243	40.00	6,497	-	-	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	22.96	10,264	-	-	10,264
Shinhan HB Wellness 1st Investment Trust		10,971	48.54	5,326	-	-	5,326
Korea real Asset Fund No.3		57,933	28.57	16,552	-	-	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		3,743	100.00	3,743	-	-	3,743
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		65,387	26.22	17,144	-	-	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	22.99	3,750	-	-	3,750
Time Robotics New Technology Investment Trust		12,651	29.86	3,778	-	-	3,778
Ascent-welcome Tehcnology Investment Trust No.2		30,597	27.65	8,460	-	-	8,460
Newmain I funds		25,754	36.36	9,364	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		56,728	96.78	54,902	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	28.57	3,032	-	-	3,032
Consus Osansegyo No.2		16,018	50.00	8,009	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		146,963	25.00	36,741	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		128,674	20.75	26,706	-	-	26,706
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	28.56	6,590	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		9,997	30.00	2,999	-	-	2,999
Shinhan-Soo Secondary Investment Association		21,567	77.61	16,737	-	-	16,737
TECHFIN RATINGS Co., Ltd. (*4)		28,223	45.00	12,700	-	12,910	25,610
SONGPA BIZ CLUSTER PFV CO LTD		48,775	27.40	13,364	-	-	13,364
Planeta PTE LTD		34,027	33.33	11,341	-	-	11,341
The E&Shinhan New Growth Up Fund		7,035	50.00	3,518	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		8,852	58.18	5,150	-	-	5,150
Credila Financial Services (*4)		1,235,349	10.93	135,024	-	128,092	263,116
Shinhan Market-Frontier Fund Ⅲ		29,058	44.02	12,791	-	-	12,791
DB IPO HighYield Fund 1		14,974	28.57	4,278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		10,215	50.99	5,208	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		7,841	58.82	4,613	-	-	4,613
IGIS Private Real Estate Investment No.454		14,010	24.04	3,368	-	-	3,368
IGIS Private Real Estate Investment No.462		6,406	69.20	4,433	-	-	4,433
BNW Recharge Private Equity Fund		33,785	21.13	7,138	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
United Partners Realasset Fund No.14	~~W~~	29,994	33.33	9,998	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		359,413	5.00	17,977	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		240,733	5.00	12,035	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		274,394	5.00	13,711	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		274,919	5.00	13,738	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		265,962	5.00	13,290	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		107,536	5.00	5,378	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		218,525	5.00	10,925	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		101,018	5.00	5,052	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,761	22.37	4,197	-	-	4,197

(*1) Others represents the adjustments of fair value when acquired.

(*2) Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3) Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.

(*4) Others correspond to the goodwill recognized at the time of acquisition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	262,022	14.99	39,277	(5)	-	39,272
Shinhan-Neoplux Energy Newbiz Fund		70,619	31.66	22,358	-	-	22,358
Shinhan-Albatross tech investment Fund		31,000	50.00	15,499	-	-	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		19,297	23.89	4,609	-	-	4,609
VOGO Debt Strategy Qualified IV Private		32,658	20.00	6,532	-	-	6,532
Shinhan -Midas Dong-A Secondary Fund		8,602	50.00	4,301	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,258	24.00	4,862	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		26,095	14.15	3,692	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*2)		(38,868)	50.00	(19,434)	-	19,434	-
Shinhan Global Healthcare Fund 1 (*2)		(3,469)	4.41	(153)	-	153	-
KB NA Hickory Private Special Asset Fund		64,256	37.50	24,096	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,706	44.02	18,799	-	-	18,799
KDBC-Midas Dong-A Global contents Fund		18,437	23.26	4,288	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		24,430	24.92	6,088	-	-	6,088
Shinhan AIM FoF Fund 1-A		38,541	25.00	9,635	-	-	9,635
IGIS Global Credit Fund 150-1		17,142	25.00	4,286	-	-	4,286
Korea Omega Project Fund III		15,708	23.53	3,696	-	-	3,696
Genesis North America Power Company No.1 PEF		14,501	43.84	6,358	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,701	23.33	40,764	-	-	40,764
KOREA FINANCE SECURITY CO., LTD		21,762	14.91	3,245	-	-	3,245
MIEL CO.,LTD. (*2)		(144)	28.77	(41)	-	41	-
AIP Transportation Specialized Privately Placed Fund Trust #1		129,800	35.73	46,372	-	-	46,372
Kiwoom-Shinhan Innovation Fund I		15,707	50.00	7,854	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		136,849	40.10	54,881	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		77,267	42.92	33,163	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,272	20.00	7,254	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		62,428	30.00	18,728	-	-	18,728
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,775	60.00	35,265	-	-	35,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Milestone Private Real Estate Fund 3	~~W~~	54,944	32.06	17,615	-	-	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		22,003	31.31	6,889	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,753	21.27	3,138	-	-	3,138
FuturePlay-Shinhan TechInnovation Fund 1		15,694	50.00	7,847	-	-	7,847
Stonebridge Corporate 1st Fund		9,389	44.12	4,142	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		49,881	21.64	10,792	-	-	10,792
Korea Credit Bureau		74,867	9.00	6,738	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		17,303	1.04	180	-	-	180
SBC PFV Co., Ltd. (*3)		163,057	25.00	40,764	-	(9,990)	30,774
NH-amundi global infra private fund 16		101,303	50.00	50,652	-	-	50,652
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,616	72.50	244,772	-	-	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		34,642	52.28	18,110	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		7,906	49.50	3,914	-	-	3,914
IGIS Real-estate Private Investment Trust No.33		37,377	40.86	15,271	-	-	15,271
Goduck Gangil10 PFV Co., Ltd.		25,534	19.90	5,081	-	-	5,081
Fidelis Global Private Real Estate Trust No.2		692	79.63	551	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,407	28.70	48,619	-	-	48,619
Shinhan Healthcare Fund 2 (*2)		(153)	13.68	(21)	-	21	-
Shinhan AIM Real Estate Fund No.2		88,925	30.00	26,678	-	-	26,678
Shinhan AIM Real Estate Fund No.1		246,896	21.01	51,873	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		157,954	22.02	34,781	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		68,697	29.19	20,053	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,522	71.43	17,516	-	-	17,516
Korea Omega-Shinhan Project Fund I		23,260	50.00	11,630	-	-	11,630
Samsung SRA Real Estate Professional Private 45		125,727	25.00	31,432	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		111,423	28.98	32,296	-	-	32,296
VS Cornerstone Fund		7,966	41.18	3,280	-	-	3,280
NH-Amundi US Infrastructure Private Fund2		114,737	25.91	29,725	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,711	30.00	2,313	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		40,857	48.62	19,866	-	-	19,866

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Pacific Private Placement Real Estate Fund No.40	~~W~~	47,001	24.73	11,624	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		9,056	33.57	3,040	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		44,093	70.14	30,928	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		38,954	32.57	12,687	-	-	12,687
EDNCENTRAL Co.,Ltd. (*2)		(42,159)	13.47	(5,677)	-	5,677	-
Future-Creation Neoplux Venture Capital Fund		16,495	16.25	2,680	-	-	2,680
Gyeonggi-Neoplux Superman Fund		23,234	21.76	5,056	-	-	5,056
NewWave 6th Fund		45,719	30.00	13,716	-	-	13,716
Neoplux No.3 Private Equity Fund		189,791	10.00	18,979	-	-	18,979
PCC Amberstone Private Equity Fund I		79,640	21.67	17,258	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		95,208	47.37	45,099	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		59,112	22.22	13,135	-	-	13,135
Neoplux Market-Frontier Secondary Fund		52,827	19.74	10,427	-	-	10,427
Harvest Private Equity Fund II		13,500	22.06	2,978	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		36,617	28.17	10,315	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,671	50.00	6,836	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		27,370	49.75	13,616	-	-	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,853	30.00	23,356	-	-	23,356
SIMONE Mezzanine Fund No.3		4,175	28.78	1,202	-	-	1,202
Eum Private Equity Fund No.7		43,651	21.00	9,166	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		16,351	21.05	3,442	-	-	3,442
Vogo Canister Professional Trust Private Fund I		124,837	36.74	45,871	-	-	45,871
Timefolio The Venture-V second		27,989	20.73	5,801	-	-	5,801
Shinhan Smilegate Global PEF I		26,747	14.21	3,801	-	-	3,801
Genesis Eco No.1 PEF		38,675	29.01	11,219	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		76,511	42.70	32,670	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		17,436	36.93	6,439	-	-	6,439
J& Moorim Jade Investment Fund		19,771	24.89	4,920	-	-	4,920
Helios-KDBC Digital Contents 1st		9,699	23.26	2,256	-	-	2,256
Ulmus SHC innovation investment fund		23,059	24.04	5,543	-	-	5,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
T Core Industrial Technology 1st Venture PEF	~~W~~	13,518	31.47	4,254	-	-	4,254
Fine Value POST IPO No.5 Private Equity Fund		9,414	40.00	3,766	-	-	3,766
TI First Property Private Investment Trust 1		7,755	40.00	3,102	-	-	3,102
MPLUS Professional Private Real Estate Fund 25		5,659	41.67	2,358	-	-	2,358
IBKC Global Contents Investment Fund		19,274	24.39	4,701	-	-	4,701
Hanyang-Meritz 1 Fund		13,201	22.58	2,981	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2		21,384	42.86	9,165	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		6,589	50.00	3,295	-	-	3,295
SJ ESG Innovative Growth Fund		14,692	28.57	4,198	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund		6,258	76.19	4,768	-	-	4,768
JS Shinhan Private Equity Fund		123,098	3.85	4,737	-	-	4,737
Daishin Newgen New Technology Investment Fund 1st		12,018	50.60	6,081	-	-	6,081
META ESG Private Equity Fund I		21,062	27.40	5,770	-	-	5,770
PHAROS DK FUND		10,157	24.24	2,462	-	-	2,462
Shinhan VC tomorrow venture fund 1		114,103	39.62	45,210	-	-	45,210
H-IOTA Fund		38,382	24.81	9,524	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		28,550	26.01	7,427	-	-	7,427
Tres-Yujin Trust		20,717	50.00	10,359	-	-	10,359
Shinhan-Time mezzanine blind Fund		28,242	50.00	14,121	-	-	14,121
Capstone REITs No.26		11,499	50.00	5,750	-	-	5,750
JB Incheon-Bucheon REITS No.54		12,661	39.31	4,978	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		23,005	33.33	7,668	-	-	7,668
JB Hwaseong-Hadong REITs No.53		16,059	31.03	4,983	-	-	4,983
KB Oaktree Trust No.3		26,003	33.33	8,668	-	-	8,668
Daehan No.36 Office Asset Management Company		46,790	48.05	22,482	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		10,944	27.93	3,056	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,132	29.73	62,769	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,737	24.85	41,434	-	-	41,434
SKS-Yozma Fund No.1		11,574	29.85	3,455	-	-	3,455
KB Distribution Private Real Estate 3-1		69,268	37.50	25,976	-	-	25,976

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Pacific Private Investment Trust No.49-1	~~W~~	34,532	79.28	27,377	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		14,263	60.00	8,558	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,328	40.00	5,731	-	-	5,731
Fivetree general private equity fund No.15		25,154	49.98	12,572	-	-	12,572
Shinhan-Kunicorn first Fund		25,125	38.31	9,626	-	-	9,626
Shinhan-Quantum Startup Fund		8,104	49.18	3,986	-	-	3,986
Shinhan Simone Fund Ⅰ		12,577	38.46	4,837	-	-	4,837
Korea Investment develop seed Trust No.1		23,829	40.00	9,532	-	-	9,532
Tiger Green alpha Trust No.29		30,002	95.24	28,573	-	-	28,573
STIC ALT Global II Private Equity Fund		43,717	21.74	9,504	-	-	9,504
NH-Brain EV Fund		44,498	25.00	11,125	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		43,808	15.00	6,571	-	12	6,583
Leverent-Frontier 4th Venture PEF		13,791	23.89	3,294	-	-	3,294
Find-Green New Deal 2nd Equity Fund		19,778	22.57	4,465	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		27,951	16.17	4,519	-	-	4,519
Koramco Private Real Estate Fund 143		22,002	30.30	6,667	-	-	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,074	22.22	10,016	-	-	10,016
LB YoungNam Logistics Private Trust No.40		39,128	25.00	9,782	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		16,263	32.77	5,329	-	-	5,329
Cornerstone J&M Fund I		13,081	26.67	3,488	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd. (*1)		22,617	20.27	4,584	-	(986)	3,598
DA Value-Honest New Technology Investment Fund 1		17,328	23.66	4,099	-	-	4,099
Shinhan-Ji and Tec Smart Innovation Fund		19,953	50.00	9,977	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,935	50.00	6,968	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		36,667	27.97	10,257	-	-	10,257
BTS 2nd Private Equity Fund		24,393	26.00	6,342	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		93,266	20.37	18,997	-	-	18,997
NH-J&-IBKC Label Technology Fund		35,052	27.81	9,748	-	-	9,748
Hanyang Time Mezzanine Fund		10,542	28.57	3,012	-	-	3,012
Shinhan-isquare Venture PEF 1		10,715	40.00	4,286	-	-	4,286
Capstone Develop Frontier Trust		35,221	21.43	7,547	-	-	7,547
Nextrade Co., Ltd.		121,249	8.00	9,700	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		16,613	29.10	4,834	-	-	4,834
Eventus-IBKC LIB Fund		30,317	21.88	6,632	-	-	6,632
IBKC-Behigh Fund 1st		10,828	29.73	3,219	-	-	3,219
ON No.1 Private Equity Fund		18,624	28.57	5,321	-	-	5,321
Digital New Deal Kappa Private Equity Fund		19,575	24.75	4,845	-	-	4,845
IBKCJS New Technology Fund No.1		20,841	29.41	6,130	-	-	6,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	~~W~~	47,054	20.83	9,803	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,046	28.57	12,013	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,228	75.00	3,171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		5,271	99.98	5,270	-	-	5,270
TogetherKorea Private Investment Trust No. 7		5,271	99.98	5,270	-	-	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		12,028	34.75	4,180	-	-	4,180
Penture K-Content Investment Fund		25,599	21.96	5,622	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		26,562	30.00	7,969	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,790	37.04	5,107	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		12,249	48.39	5,927	-	-	5,927
Shinhan M&A-ESG Fund		17,868	23.33	4,169	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		37,189	28.43	10,575	-	-	10,575
KDBC meta-enter New Technology investment fund		24,886	27.89	6,940	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		10,008	47.50	4,754	-	-	4,754
Shinhan DS Secondary Investment Fund		18,693	40.00	7,477	-	-	7,477
Shinhan-openwater pre-IPO Investment Trust 1		9,946	50.00	4,973	-	-	4,973
Shinhan-Eco Venture Fund 2nd		9,024	40.00	3,610	-	-	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,884	40.00	3,154	-	-	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,416	22.96	9,969	-	-	9,969
Shinhan HB Wellness 1st Investment Trust		10,284	48.54	4,992	-	-	4,992

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Korea real Asset Fund No.3	~~W~~	32,604	28.57	9,315	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		73,457	31.49	23,131	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		19,730	22.99	4,536	-	-	4,536
Time Robotics New Technology Investment Trust		13,283	29.86	3,966	-	-	3,966
Ascent-welcome Tehcnology Investment Trust No.2		31,721	27.65	8,771	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		53,725	96.30	51,735	-	-	51,735
Consus Osansegyo No.2		16,208	50.00	8,104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		23,927	32.69	7,822	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		96,072	25.00	24,018	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		37,764	20.75	7,838	-	-	7,838
NH Absolute Project L General Private Investment Trust		18,797	26.03	4,893	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		8,994	66.65	5,994	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		11,521	30.00	3,456	-	-	3,456
Shinhan-Soo Secondary Investment Association		6,764	77.61	5,249	-	-	5,249

(*1) Others represents the adjustments of fair value when acquired.

(*2) Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3) Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

16. Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
MIEL CO.,LTD.	~~W~~	-	(41)
Shinhan Global Healthcare Fund 1		-	(153)
Shinhan Global Healthcare Fund 2		-	(21)
EDNCENTRAL Co.,Ltd.		(4,818)	(10,495)
Kiwoom Milestone Professional Private Real Estate Trust 19		(73)	(19,506)
	~~W~~	(4,891)	(30,216)

		December 31, 2023
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
MIEL CO.,LTD.	~~W~~	-	(41)
Shinhan Global Healthcare Fund 1		61	(153)
Shinhan Global Healthcare Fund 2		75	(21)
EDNCENTRAL Co.,Ltd.		(4,679)	(5,677)
Kiwoom Milestone Professional Private Real Estate Trust 19		(19,433)	(19,433)
	~~W~~	(23,976)	(25,325)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

17. Investment properties

(a) Investment properties as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Acquisition cost	~~W~~	495,844	410,475
Accumulated depreciation		(168,148)	(152,669)
Carrying amount	~~W~~	327,696	257,806

(b) Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	~~W~~	257,806	363,108
Acquisition		3,582	5,479
Disposal		(1,854)	(106,344)
Depreciation		(15,063)	(15,058)
Amounts transferred from (to) property and equipment		77,752	16,678
Amounts transferred from(to) assets held for sale (*)		5,551	(6,057)
Effects of foreign currency adjustments		(78)	-
Ending balance	~~W~~	327,696	257,806

(*) Comprise buildings and land, etc.

(c) Income and expenses on investment property for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Rental income	~~W~~	28,708	24,472
Direct operating expenses for investment properties that generated rental income		11,385	12,905

(d) The fair value of investment property as of December 31, 2024 and 2023 is as follows:

		December 31, 2024	December 31, 2023
Land and buildings (*)	~~W~~	1,121,833	1,044,491

(*) Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

18. Other assets

Other assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Accounts receivable	~~W~~	13,611,340	17,048,595
Domestic exchange settlement debit		4,909,780	5,024,787
Guarantee deposits		982,836	1,002,119
Discounted present value		(57,626)	(52,660)
Accrued income		3,810,267	3,908,205
Prepaid expense		381,091	304,161
Provisional payments		411,923	405,201
Sundry assets		136,079	98,104
Advance payments		484,828	408,857
Leased assets		2,125,379	2,078,742
Others		180,005	165,163
Allowances for credit loss of other assets		(574,304)	(465,430)
	~~W~~	26,401,598	29,925,844

19. Leases

(a) Gross investment and present value of minimum lease payment of finance lease as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Gross investment	Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	655,270	116,496	538,774
1 ~ 2 years		580,993	75,359	505,634
2 ~ 3 years		520,285	36,203	484,082
3 ~ 4 years		305,670	13,301	292,369
4 ~ 5 years		217,104	10,347	206,757
Later than 5 years		3,858	11	3,847
	~~W~~	2,283,180	251,717	2,031,463

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2024 is ~~W~~ 119,049 million.

		December 31, 2023
		Gross investment	Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	898,235	95,269	802,966
1 ~ 2 years		458,736	28,398	430,338
2 ~ 3 years		359,893	19,220	340,673
3 ~ 4 years		324,331	6,155	318,176
4 ~ 5 years		155,615	6,399	149,216
Later than 5 years		1,411	3	1,408
	~~W~~	2,198,221	155,444	2,042,777

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2023 is ~~W~~ 108,514 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

19. Leases (continued)

(b) Minimum lease payment receivable schedule for operating lease contracts of the Group as lessor as of December 31, 2024 and 2023 are as follows:

		Minimum lease payment
		December 31, 2024	December 31, 2023
Not later than 1 year	~~W~~	585,583	576,017
1 ~ 2 years		455,068	460,075
2 ~ 3 years		313,369	320,463
3 ~ 4 years		169,173	177,914
4 ~ 5 years		52,983	55,548
Later than 5 years		328	453
	~~W~~	1,576,504	1,590,470

(c) Changes in operating lease assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	~~W~~	2,077,080	1,930,503
Acquisition		740,721	762,996
Disposal		(228,384)	(171,192)
Depreciation		(465,716)	(445,006)
Amounts transferred from (to) property and equipment		(80)	(221)
Ending balance	~~W~~	2,123,621	2,077,080

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

19. Leases (continued)

(d) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,621,125	(784,200)	836,925
Vehicle		57,737	(31,744)	25,993
Others		38,803	(26,471)	12,332
	~~W~~	1,717,665	(842,415)	875,250

		December 31, 2023
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,282,462	(715,521)	566,941
Vehicle		57,534	(29,117)	28,417
Others		38,031	(26,914)	11,117
	~~W~~	1,378,027	(771,552)	606,475

(e) The details of the changes in the right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	566,941	28,417	11,117	606,475
Acquisition		601,686	15,454	6,963	624,103
Disposal		(40,522)	(4,222)	(708)	(45,452)
Depreciation (*)		(311,077)	(13,843)	(5,026)	(329,946)
Effects of impairment loss		53	-	-	53
Effects of foreign currency adjustments		19,844	187	(14)	20,017
Ending balance	~~W~~	836,925	25,993	12,332	875,250

		December 31, 2023
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	586,075	22,327	10,808	619,210
Acquisition		340,809	23,039	6,876	370,724
Disposal		(66,392)	(3,388)	(1,272)	(71,052)
Depreciation (*)		(294,895)	(13,565)	(5,295)	(313,755)
Effects of foreign currency adjustments		1,344	4	-	1,348
Ending balance	~~W~~	566,941	28,417	11,117	606,475

(*) Included in general administrative expense, other operating income(expense) and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

19. Leases (continued)

(f) The details of the maturity of the lease liability as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	31,623	45,513	63,760	128,823	479,432	95,807	844,958
Vehicle		6,849	1,687	2,355	5,578	15,939	220	32,628
Others		721	713	1,325	2,202	8,142	-	13,103
	~~W~~	39,193	47,913	67,440	136,603	503,513	96,027	890,689

		December 31, 2023
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	35,167	36,612	51,621	83,202	305,694	54,961	567,257
Vehicle		6,908	1,705	2,380	5,559	18,333	434	35,319
Others		639	658	1,223	2,438	6,380	-	11,338
	~~W~~	42,714	38,975	55,224	91,199	330,407	55,395	613,914

(*) The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g) The lease payments for low-value assets and short-term leases for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Low-value assets	~~W~~	6,287	7,016
Short-term lease (*)		975	1,841
Total	~~W~~	7,262	8,857

(*) The payments for leases with terms less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

20. Pledged assets

(a) Assets pledged as collateral as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Reasons for collateral

Loans at fair value through profit or loss	~~W~~	-	49,902	Pledge for borrowing transaction
Loans at amortized cost		119,699	124,420	Pledge for borrowing transaction
Securities:
Securities at FVTPL		14,837,334	18,525,421	Customer RP, etc.
Securities at FVOCI		10,223,916	12,164,955	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		1,464,788	17,659,715	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.
		26,526,038	48,350,091

Deposits at amortized cost		1,845,022	1,500,246	Borrowings, etc.
Property and Equipment (real estate)		5,515	5,039	Establishing the right to collateral security, etc.
	~~W~~	28,496,274	50,029,698

(*) The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2024 and 2023 are ~~W~~ 13,579,738 million and ~~W~~ 16,345,580 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023
		The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral	The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	14,854,920	-	14,372,408	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

21. Deposits

Deposits as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Demand deposits:
Korean won	~~W~~	134,283,019	128,035,326
Foreign currencies		25,748,740	23,141,715
		160,031,759	151,177,041
Time deposits:
Korean won		202,699,097	175,191,964
Foreign currencies		33,828,393	26,914,722
		236,527,490	202,106,686
Certificates of deposits		10,409,701	12,059,730
Discount note deposits		7,624,787	7,614,701
CMA		4,451,561	4,950,392
Others		3,735,747	3,604,114
	~~W~~	422,781,045	381,512,664

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

22. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities sold:
Stocks	~~W~~	640	628,225
Bonds		354,084	477,626
Others		3,117	343,783
		357,841	1,449,634
Gold/silver deposits		597,058	419,343
	~~W~~	954,899	1,868,977

23. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Reason for designation
Equity-linked securities sold	~~W~~	5,449,026	5,610,256	Compound financial instrument
Securities sold with embedded derivatives		2,510,150	1,931,639
Debt securities issued		261,299	254,832	Fair value measurement and management
	~~W~~	8,220,475	7,796,727

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 8,220,475 million as of December 31, 2024. Decrease in values of the liability due to credit risk changes is ~~W~~ 8,616 million for the year ended December 31, 2024 and the accumulated changes in values are ~~W~~ (-)7,566 million as of December 31, 2024.

(b) The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023

Expiration payment	~~W~~	8,001,931	7,519,962
Carrying amount		8,220,475	7,796,727
Difference from carrying amount	~~W~~	(218,544)	(276,765)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

24. Borrowings

Borrowings as of December 31, 2024 and 2023 are as follows:

	December 31, 2024			December 31, 2023
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings denominated in Korean won:
Borrowings from Bank of Korea	1.50~1.50	~~W~~	3,106,011	2.00~2.00	~~W~~	2,562,162
Others	0.00~5.72		23,869,254	0.00~7.83		25,077,825
			26,975,265			27,639,987
Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.00		30,837	0.00~0.00		34,072
Borrowings from banks	0.00~16.25		7,591,181	0.00~14.85		7,331,197
Others	0.00~16.75		2,713,165	0.00~17.50		2,674,834
			10,335,183			10,040,103

Call money	0.29~4.97		1,197,823	0.02~5.88		2,195,849
Bill of sale	0.00~3.23		8,872	0.00~3.65		11,252
Bonds sold under repurchase agreements	0.00~5.45		11,542,956	0.00~6.74		17,312,576
Deferred origination costs			(139,726)			(298,415)
		~~W~~	49,920,373		~~W~~	56,901,352

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

25. Debt securities issued

Debt securities issued as of December 31, 2024 and 2023 are as follows:

	December 31, 2024			December 31, 2023
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.00~9.50	~~W~~	72,561,043	0.00~7.70	~~W~~	65,801,744
Subordinated debt securities issued	2.20~5.20		2,820,105	2.20~5.20		2,860,105
Gain on fair value hedges	-		(188,774)	-		(225,750)
Discount on debt securities issued	-		(85,489)	-		(53,857)
			75,106,885			68,382,242
Debt securities issued in foreign currencies:
Debt securities issued	0.98~6.60		13,979,805	0.25~7.36		9,697,265
Subordinated debt securities issued	3.34~5.75		4,995,972	3.34~5.00		3,768,942
Gain on fair value hedges	-		(250,628)	-		(240,483)
Discount on debt securities issued	-		(66,180)	-		(46,241)
			18,658,969			13,179,483
		~~W~~	93,765,854		~~W~~	81,561,725

26. Defined benefit plans

(a) Defined benefit plan assets and obligations

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

Defined benefit obligations and plan assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Present value of defined benefit obligations	~~W~~	2,345,148	2,219,490
Fair value of plan assets		(2,461,871)	(2,266,248)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(116,723)	(46,758)

(*) The asset for defined benefit obligation of ~~W~~ 116,723 million as of December 31, 2024 is the net defined benefit assets of ~~W~~ 155,697 million less the net defined liabilities of ~~W~~ 38,974 million. In addition, the asset for defined benefit obligation of ~~W~~ 46,758 million as of December 31, 2023 is the net defined benefit assets of ~~W~~ 114,378 million less the net defined liabilities of ~~W~~ 67,620 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

26. Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,219,490	(2,266,248)	(46,758)
Included in profit or loss (*):
Current service cost		164,062	-	164,062
Past service cost		(18,613)	-	(18,613)
Net interest expense (income)		107,274	(122,178)	(14,904)
Settlement loss (gain)		(1,990)	18	(1,972)
		250,733	(122,160)	128,573
Included in other comprehensive income:
Remeasurement loss
- Actuarial losses(gains) arising from
Demographic assumptions		(2,338)	-	(2,338)
Financial assumptions		141,583	2,407	143,990
Experience adjustment		(121,322)	-	(121,322)
- Return on plan assets excluding interest income		605	29,966	30,571
		18,528	32,373	50,901
Other:
Benefits paid by the plan		(143,331)	60,606	(82,725)
Contributions paid into the plan		-	(166,447)	(166,447)
Changes in the scope of consolidation		-	5	5
Effect of changes in foreign exchange rates		(272)	-	(272)
		(143,603)	(105,836)	(249,439)
Ending balance	~~W~~	2,345,148	(2,461,871)	(116,723)

(*) Profit and loss related to defined benefit plans are all included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

26. Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	1,934,643	(2,376,817)	(442,174)
Included in profit or loss (*):
Current service cost		143,259	-	143,259
Past service cost		92	-	92
Net interest expense (income)		104,546	(138,254)	(33,708)
Settlement loss (gain)		7,633	5	7,638
		255,530	(138,249)	117,281
Included in other comprehensive income:
Remeasurement loss
- Actuarial losses arising from:
Demographic assumptions		106,072	-	106,072
Financial assumptions		123,204	1,723	124,927
Experience adjustment		5,925	-	5,925
- Return on plan assets excluding interest income		195	34,233	34,428
		235,396	35,956	271,352
Other:
Benefits paid by the plan		(207,515)	295,185	87,670
Contributions paid into the plan		(13)	(82,323)	(82,336)
Changes in the scope of consolidation		93	-	93
Effect of changes in foreign exchange rates		1,356	-	1,356
		(206,079)	212,862	6,783
Ending balance	~~W~~	2,219,490	(2,266,248)	(46,758)

(*) Profit and loss related to defined benefit plans are all included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

26. Defined benefit plans (continued)

(c) The composition of plan assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Plan assets comprise:
Debt securities	~~W~~	38,634	5,002
Due from banks		2,046,507	2,044,101
Others		376,730	217,145
	~~W~~	2,461,871	2,266,248

(d) Actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023	Description
Discount rate	3.45%~4.66%	4.00%~5.20%	AA0 corporate bond yields
Future salary increase rate	1.94%~5.94% + Upgrade rate	0.00%~7.00% + Upgrade rate	Average for 5 years
Weighted average maturity	5.00 years~ 11.00 years	1.00 years~ 11.50 years

(e) Sensitivity analysis

As of December 31, 2024 and 2023, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2024
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(180,402)	204,053
Future salary increase rate (1%p movement)		211,736	(190,347)

		December 31, 2023
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(190,760)	205,916
Future salary increase rate (1%p movement)		209,531	(196,909)

(f) The Group's estimated contribution is ~~W~~ 176,412 million as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

27. Provisions

(a) Provisions as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Asset retirement obligations	~~W~~	99,306	99,927
Expected loss related to litigation		114,750	31,371
Unused credit commitments		411,275	355,591
Guarantee contracts issued		104,451	63,161
Financial guarantee contracts issued		87,088	39,998
Non-financial guarantee contracts issued		17,363	23,163
Others (*1), (*2), (*3)		579,114	819,616
	~~W~~	1,308,896	1,369,666

(*1) As of December 31, 2024 and 2023, the Group recognizes a provision of ~~W~~ 317,857 million and ~~W~~ 360,137 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of December 31, 2024 and 2023, the Group recognizes a provision of ~~W~~ 25,856 million and ~~W~~ 293,824 million, respectively for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of December 31, 2024, the Group recognizes a provision of ~~W~~ 19,086 million for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

27. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12 months expected credit loss		68,071	(67,931)	(140)	4,968	(4,968)	-	-
Transfer (from) to life time expected credit loss		(11,698)	11,723	(25)	(366)	366	-	-
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	-	-	-	-
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	-	2,316	791	1	9,795
OtOthers (*)		2,127	40	-	45,643	3,656	(397)	51,069
Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

27. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	-	-
Transfer (from) to life time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	-	-
Transfer (from) to impaired financial asset		(609)	(1,953)	2,562	(530)	-	530	-
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	-	294	92	1	1,438
OtOthers (*)		-	-	-	(12,287)	(3,997)	(139)	(16,423)
Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

27. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Asset retirement	Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	99,927	31,371	23,163	819,616	974,077
Provision(reversal)		957	83,862	(8,471)	293,407	369,755
Provision used		(7,282)	(483)	-	(533,232)	(540,997)
Change in foreign exchange rate		-	-	2,412	(483)	1,929
Others (*)		5,704	-	259	(194)	5,769
Ending balance	~~W~~	99,306	114,750	17,363	579,114	810,533

		December 31, 2023
		Asset retirement	Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	91,571	29,238	27,583	744,504	892,896
Provision(reversal)		4,771	2,266	(4,856)	516,735	518,916
Provision used		(5,157)	(193)	-	(446,545)	(451,895)
Change in foreign exchange rate		-	-	412	1,127	1,539
Others (*)		8,742	60	24	3,795	12,621
Ending balance	~~W~~	99,927	31,371	23,163	819,616	974,077

(*) Others include increase in provisions based on the present value, the effect of changes in discount rate over the period and others.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Outstanding guarantees and acceptances	~~W~~	15,315,381	12,503,445
Contingent guarantees and acceptances		5,068,782	4,337,751
ABS and ABCP purchase commitments		2,123,665	1,533,047
Endorsed bill		1,367	44
	~~W~~	22,509,195	18,374,287
Allowance for loss on guarantees and acceptances	~~W~~	104,451	63,161
Ratio	%	0.46	0.34

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities

(a) The details of insurance contract liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Life insurance						Non-life insurance
		Death	Health	Pension Savings	Variable	Etc.	Complex	Long-term	General	Car	Total
Insurance contract assets	~~W~~	-	-	-	-	-	-	(1,051)	(4,588)	-	(5,639)
Insurance contract liabilities (*)		20,021,186	5,556,614	20,227,829	5,157,827	-	-	-	160,346	1,189	51,124,991
Net insurance contract liability (asset) total		20,021,186	5,556,614	20,227,829	5,157,827	-	-	(1,051)	155,758	1,189	51,119,352
Reinsurance contract assets		-	-	-	-	-	107,668	21	77,065	-	184,754
Reinsurance contract liabilities		(26,214)	(71,844)	-	-	-	-	-	(5)	-	(98,063)
Total net reinsurance contract assets (liabilities)	~~W~~	(26,214)	(71,844)	-	-	-	107,668	21	77,060	-	86,691

		December 31, 2023
		Life insurance						Non-life insurance
		Death	Health	Pension Savings	Variable	Etc.	Complex	Long-term	General	Car	Total
Insurance contract assets	~~W~~	-	-	-	-	-	-	(444)	(10,210)	-	(10,654)
Insurance contract liabilities (*)		16,895,075	5,347,357	20,536,870	5,445,493	5,001	-	-	102,921	1,515	48,334,232
Net insurance contract liability (asset) total		16,895,075	5,347,357	20,536,870	5,445,493	5,001	-	(444)	92,711	1,515	48,323,578
Reinsurance contract assets		-	-	-	-	-	62,815	-	25,538	-	88,353
Reinsurance contract liabilities		(27,046)	(66,075)	-	-	-	-	(41)	(78)	-	(93,240)
Total net reinsurance contract assets (liabilities)	~~W~~	(27,046)	(66,075)	-	-	-	62,815	(41)	25,460	-	(4,887)

(*) As of December 31, 2024 and 2023, contractor's share adjustment amount is excluded ~~W~~ (-)362 million and ~~W~~ (-)1,024 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2024 and 2023 are as follows:

	Assumption value (%)		Basis for calculation
	December 31, 2024	December 31, 2023
Life insurance:
Surrender ratio	0.00 ~ 69.75	0.00 ~ 73.78

- The ratio of surrendered contract amounts to the retained contract amounts, calculated based on statistics, by premium payment type, product group, interest rate category, payment term (zero/low-surrender-value insurance products), and duration

- For zero/low-surrender-value insurance products, the surrender ratio for the period when there is insufficient experience statistics is calculated, using the log-linear regression model, so that it converges to 0.1% at the time of completion of premium payments.

Loss ratio	8.00 ~ 316.00	17.00 ~ 756.00

- Other than general mortality: the ratio of accident claims to insurance premiums to on-level risk insurance premiums by risk coverage and elapsed period based on the last five years' experience statistics

- General mortality: the ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on the last five years' experience statistics

Expense ratio	-	-

- Calculate unit costs such as performance, agent commissions, number of new/retained contracts, initial/continuing premiums, reserve funds, etc. based on a business plan (budget) incorporating future expense policies based on recent experience statistics.

Discount rate	2.31 ~ 4.55	3.75 ~ 4.80	- Disclosure standard interest rate term structure provided by the Financial Supervisory Service

The confidence level for the risk adjustments regarding non-financial	75.00	75.00

- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2024 and 2023 are as follows (continued):

	Assumption value (%)		Basis for calculation
	December 31, 2024	December 31, 2023
Non-life insurance:
Surrender ratio	General: 0.00 ~ 52.76	General: 0.54 ~ 38.56

General: Calculated as the ratio of the number of and effective contracts compared to the number of contracts with experience from July 2017 to June 2024

※ The assumptions are derived based on contracts where surrender and lapse have actually occurred.

	Long-term: 1.60 ~ 25.47	Long-term: 1.60 ~ 25.25

Long-term: Calculated as the ratio of the number of canceled and effective contracts compared to the number of contracts with experience from October 2017 to June 2024

※The surrender ratio for zero and low surrender value products is separately calculated in accordance with the practical standards of the Financial Supervisory Service.

For products with insufficient experience data, the assumptions applied during product development are used (e.g., pet insurance and indemnity medical insurance).

Loss ratio	General: 12.98 ~ 81.54	General: 24.47 ~ 112.27	General: Calculated as the ratio of incurred losses to experienced risk insurance premiums from July 2017 to June 2024
	Long-term: 36.81 ~ 422.10	Long-term: 40.99 ~ 187.70	Long-term: Calculated as the ratio of incurred losses to experienced risk insurance premiums from October 2017 to June 2024
※ For products with insufficient experience data, the Insurance Development Institute's industry statistics are applied.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2024 and 2023 are as follows (continued):

	Assumption value (%)		Basis for calculation
	December 31, 2024	December 31, 2023
Expense ratio

Contract conclusion cost:

Variable cost (%)

General VC: 12.45 ~ 16.14

Long-term VC: 198.79

Fixed cost (won)

General FC: 53,192

Long-term FC: 15,131

Contract maintenance cost:

Variable cost (%)

General VC: 24.10 ~ 24.74

Long-term VC: 13.30

Fixed cost (won)

General FC: 2,895

Long-term FC: 1,576

Damage investigation cost:

Variable cost (%)

General VC: 6.91 ~ 6.95

Long-term VC: 3.78

Contract conclusion cost:

Variable cost (%)

11.73 ~ 2170.24

Fixed cost (won)

44,653 ~ 68,795

Contract maintenance cost:

Variable cost (%) 31.73 ~ 36.37

Fixed cost (won) 2,220 ~ 2,538

Damage investigation cost:

Variable cost (%) 11.65 ~ 14.30

Using the Group’s experience statistics for the year immediately preceding the calculation (October 2024 - September 2025), the operating expense unit price was subdivided by workload and type of work on a portfolio basis, and calculated by applying the variable cost/fixed ratio according to the operating expense allocation standard.

Contract conclusion cost
- Variable cost: Distribution of contract variable cost compared to imported insurance premium.
- Fixed cost: Fixed cost distribution for contract conclusion compared to the number of new contracts.

Contract maintenance cost
- Variable cost: Variable cost allocation for contract maintenance compared to earned insurance premiums.
- Fixed cost: Fixed cost allocation for contract maintenance compared to the number of contracts held.

Damage investigation cost: Amount of damage investigation cost allocated to the amount of damage incurred

Discount rate	2.31 ~ 4.55	4.55 ~ 4.80	Term structure of interest rates provided by the Financial Supervisory Service.
;
The confidence level for non-financial risks	75.00	75.00

- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(c) The details of changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities that did not apply the premium allocation approach for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss component	Loss component
Beginning balance	Insurance contract assets	~~W~~	(493)	-	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566
	Net insurance contract liabilities		45,517,074	884,042	1,828,006	48,229,122

Insurance income	Retroactive modification method		(1,354,769)	-	-	(1,354,769)
	Fair value method		(968,200)	-	-	(968,200)
	Etc.		(730,549)	1,501	18	(729,030)
			(3,053,518)	1,501	18	(3,051,999)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		-	-	1,646,968	1,646,968
	Changes in incident fulfillment cash flow		-	-	28,182	28,182
	Costs related to onerous contracts		-	67,934	-	67,934
	Amortization of insurance acquisition cash flows		360,411	-	-	360,411
	Etc.		(28,208)	(20,122)	-	(48,330)
			332,203	47,812	1,675,150	2,055,165
Investment factors and insurance premium refund			(4,769,963)	-	4,769,963	-
Insurance finance income and expenses	Current profit or loss		1,697,955	17,375	63,930	1,779,260
	Other comprehensive income		3,125,467	42,685	3,306	3,171,458
		~~W~~	4,823,422	60,060	67,236	4,950,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(c) The details of changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities that did not apply the premium allocation approach for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2024
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss component	Loss component
Cash flow for the period	Insurance premium received	~~W~~	6,897,049	-	-	6,897,049
	Insurance acquisition cash flow payment		(1,586,104)	-	-	(1,586,104)
	Payment of insurance benefits and other insurance service expenses		(6,708)	-	(1,583,846)	(1,590,554)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	(4,941,397)	(4,941,397)
			5,304,237	-	(6,525,243)	(1,221,006)
Other increase/decrease			(3)	(6)	-	(9)
Ending balance	Insurance contract assets		(1,266)	-	215	(1,051)
	Insurance contract liabilities		48,154,718	993,409	1,814,915	50,963,042
	Net insurance contract liabilities	~~W~~	48,153,452	993,409	1,815,130	50,961,991

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(c) The details of changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities that did not apply the premium allocation approach for the years ended December 31, 2024 and 2023 are as follows (continued):

			December 31, 2023
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss component	Loss component
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-
	Insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762
	Net insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

Insurance income	Retroactive modification method		(1,484,047)	-	-	(1,484,047)
	Fair value method		(958,369)	-	-	(958,369)
	Etc.		(417,542)	-	-	(417,542)
			(2,859,958)	-	-	(2,859,958)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		-	-	1,513,580	1,513,580
	Changes in incident fulfillment cash flow		-	-	11,468	11,468
	Losses on (reversal of) onerous contracts		-	(35,360)	-	(35,360)
	Amortization of insurance acquisition cash flows		262,280	-	-	262,280
	Etc.		(21,048)	(16,548)	-	(37,596)
			241,232	(51,908)	1,525,048	1,714,372
Investment factors and insurance premium refund			(5,281,435)	-	5,281,435	-
Insurance finance income and expenses	Current profit or loss		2,134,312	21,300	62,861	2,218,473
	Other comprehensive income		2,924,797	35,025	1,172	2,960,994
		~~W~~	5,059,109	56,325	64,033	5,179,467

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(c) The details of changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities that did not apply the premium allocation approach for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss component	Loss component
Cash flow for the period	Insurance premium received	~~W~~	6,209,129	-	-	6,209,129
	Insurance acquisition cash flow payment		(979,176)	-	-	(979,176)
	Payment of insurance benefits and other insurance service expenses		(715)	-	(1,497,502)	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	(5,355,137)	(5,355,137)
			5,229,238	-	(6,852,639)	(1,623,401)
Other increase/decrease			269	(490)	101	(120)
Ending balance	Insurance contract assets		(493)	-	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566
	Net insurance contract liabilities	~~W~~	45,517,074	884,042	1,828,006	48,229,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(d) The changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Remaining coverage elements		Incurred claim elements	Risk adjustment for non-financial risks	Total
			Excluding loss component	Loss component	Present value estimate of future cash flows
Beginning balance	Insurance contract assets	~~W~~	(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666
	Net insurance contract liabilities		77,854	4,818	10,790	994	94,456

Insurance income			(64,554)	-	-	-	(64,554)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		45	-	61,148	528	61,721
	Changes in incident fulfillment cash flow		-	-	3,209	421	3,630
	Costs related to loss-bearing contracts		54	(2,239)	-	-	(2,185)
	Amortization of insurance acquisition Cash flows		13,238	-	-	-	13,238
	Etc.		-	-	(9)	-	(9)
			13,337	(2,239)	64,348	949	76,395
Investment factors and insurance premium refund			(2)	-	2	-	-
Insurance finance income and expenses	Current profit or loss		4,363	-	162	17	4,542
	Other comprehensive income		-	-	22	6	28
			4,363	-	184	23	4,570
Cash flow for the period	Insurance premium received		109,597	-	-	-	109,597
	Insurance acquisition cash flow payment		(19,841)	-	-	-	(19,841)
	Payment of insurance benefits and other insurance service expenses		-	-	(45,564)	-	(45,564)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	(2)	-	(2)
			89,756	-	(45,566)	-	44,190
Other increase/decrease			8,410	-	(6,108)	2	2,304
Ending balance	Insurance contract assets		(6,506)	-	1,894	24	(4,588)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

Insurance contract liabilities		135,670	2,579	21,756	1,944	161,949
Net insurance contract liabilities	~~W~~	129,164	2,579	23,650	1,968	157,361

28. Insurance contract liabilities (continued)

(d) The changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2023
			Remaining coverage elements		Incurred claim elements	Risk adjustment for non-financial risks	Total
			Excluding loss component	Loss component	Present value estimate of future cash flows
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-	-
	Insurance contract liabilities		78,665	3,139	5,372	451	87,627
	Net insurance contract liabilities		78,665	3,139	5,372	451	87,627

Insurance income			(39,641)	-	-	-	(39,641)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		33	-	29,966	1,093	31,092
	Changes in incident fulfillment cash flow		-	-	(2,669)	(684)	(3,353)
	Costs related to loss-bearing contracts		23	2,449	-	-	2,472
	Amortization of insurance acquisition Cash flows		4,126	-	-	-	4,126
	Etc.		-	-	70	-	70
			4,182	2,449	27,367	409	34,407
Investment factors and insurance premium refund			(9)	-	9	-	-
Insurance finance income and expenses	Current profit or loss		2,412	-	67	10	2,489
	Other comprehensive income		-	-	23	2	25
			2,412	-	90	12	2,514
Cash flow for the period	Insurance premium received		46,680	-	-	-	46,680
	Insurance acquisition cash flow payment		(12,751)	-	-	-	(12,751)
	Payment of insurance benefits and other insurance service expenses		-	-	(22,643)	-	(22,643)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	288	-	288
			33,929	-	(22,355)	-	11,574

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

Other increase/decrease			(1,684)	(770)	307	122	(2,025)
Ending balance	Insurance contract assets		(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666
	Net insurance contract liabilities	~~W~~	77,854	4,818	10,790	994	94,456

28. Insurance contract liabilities (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Beginning balance	Insurance contract assets	~~W~~	(743)	124	-	-	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566
	Net insurance contract liabilities		37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122
Changes related to future services	Change in contractual service margin adjustment estimate		685,902	90,882	(663,935)	257,316	(370,165)	(776,784)	-
	Change in unadjusted estimate of contractual service margin		39,452	382	-	-	460	460	40,294
	Initial recognition effect of new contracts for the current period		(1,395,897)	157,279	-	-	1,266,258	1,266,258	27,640
			(670,543)	248,543	(663,935)	257,316	896,553	489,934	67,934
Changes related to current service	Contractual service margin amortization		-	-	(433,780)	(246,990)	(242,944)	(923,714)	(923,714)
	Risk-adjusted change		-	(119,568)	-	-	-	-	(119,568)
	Experience adjustment		(49,668)	-	-	-	-	-	(49,668)
			(49,668)	(119,568)	(433,780)	(246,990)	(242,944)	(923,714)	(1,092,950)
Changes related to past services	Adjustment of incurred claim elements		44,341	(16,159)	-	-	-	-	28,182

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Insurance finance income and expenses	Current profit or loss	~~W~~	1,399,565	41,292	173,539	83,110	81,754	338,403	1,779,260
	Other comprehensive income		3,130,302	41,156	-	-	-	-	3,171,458
			4,529,867	82,448	173,539	83,110	81,754	338,403	4,950,718
Cash flow for the period	Insurance premium received		6,897,049	-	-	-	-	-	6,897,049
	Insurance acquisition cash flow payment		(1,586,104)	-	-	-	-	-	(1,586,104)
	Payment of insurance benefits and other insurance service expenses		(1,590,554)	-	-	-	-	-	(1,590,554)
	Receipt (payment) of investment elements and refund of insurance premiums		(4,941,397)	-	-	-	-	-	(4,941,397)
			(1,221,006)	-	-	-	-	-	(1,221,006)
Other increase/decrease			(9)	-	-	-	-	-	(9)
Ending balance	Insurance contract assets		(1,325)	203	-	-	71	71	(1,051)
	Insurance contract liabilities		39,847,061	1,346,719	4,848,662	2,876,232	2,044,368	9,769,262	50,963,042
	Net insurance contract liabilities	~~W~~	39,845,736	1,346,922	4,848,662	2,876,232	2,044,439	9,769,333	50,961,991

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-	-	-	-
	Insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762
	Net insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762
Changes related to future services	Change in contractual service margin adjustment estimate		350,007	(84,549)	(659,780)	570,862	(176,540)	(265,458)	-
	Change in unadjusted estimate of contractual service margin		(46,697)	(4,196)	-	-	(158)	(158)	(51,051)
	Initial recognition effect of new contracts for the current period		(991,607)	105,353	-	-	901,945	901,945	15,691
			(688,297)	16,608	(659,780)	570,862	725,247	636,329	(35,360)
Changes related to current service	Contractual service margin amortization		-	-	(536,399)	(215,795)	(162,449)	(914,643)	(914,643)
	Risk-adjusted change		-	(101,902)	-	-	-	-	(101,902)
	Experience adjustment		(105,141)	(8)	-	-	-	-	(105,149)
			(105,141)	(101,910)	(536,399)	(215,795)	(162,449)	(914,643)	(1,121,694)
Changes related to past services	Adjustment of incurred claim elements		21,880	(10,412)	-	-	-	-	11,468

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Insurance finance income and expenses	Current profit or loss	~~W~~	1,848,652	42,200	203,297	76,583	47,741	327,621	2,218,473
	Other comprehensive income		2,907,587	53,407	-	-	-	-	2,960,994
			4,756,239	95,607	203,297	76,583	47,741	327,621	5,179,467
Cash flow for the period	Insurance premium received		6,209,129	-	-	-	-	-	6,209,129
	Insurance acquisition cash flow payment		(979,176)	-	-	-	-	-	(979,176)
	Payment of insurance benefits and other insurance service expenses		(1,498,217)	-	-	-	-	-	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		(5,355,137)	-	-	-	-	-	(5,355,137)
			(1,623,401)	-	-	-	-	-	(1,623,401)
Other increase/decrease			(117)	(3)	-	-	-	-	(120)
Ending balance	Insurance contract assets		(743)	124	-	-	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566
	Net insurance contract liabilities	~~W~~	37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(f) Details of insurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for onerous contracts issued	~~W~~	5,654,572	1,725,595	(8,794,395)	147,970	1,266,258	-
	Onerous contracts issued		748,281	119,002	(848,952)	9,309	-	27,640
		~~W~~	6,402,853	1,844,597	(9,643,347)	157,279	1,266,258	27,640

			December 31, 2023
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for onerous contracts issued	~~W~~	2,790,412	975,895	(4,766,973)	98,721	901,945	-
	Onerous contracts issued		154,524	63,685	(209,150)	6,632	-	15,691
		~~W~~	2,944,936	1,039,580	(4,976,123)	105,353	901,945	15,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(g) The amount expected to be recognized in profit or loss in the future as contractual service margin for insurance contracts that do not apply the premium allocation approach as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	613,018	527,795	1,331,128	1,664,754	5,632,638	9,769,333

		December 31, 2023
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	867,208	759,132	1,851,145	2,185,854	4,201,371	9,864,710

(h) The composition details and fair value amounts of basic items of insurance contracts with direct participation characteristics as of December 31, 2024 and 2023 are as follows:

(*)		December 31, 2024	December 31, 2023
Cash and amortized cost measurement deposits	~~W~~	294,963	322,933
Financial assets measured at fair value through profit or loss		3,561,126	3,934,491
Amortized cost loan receivables		32,489	66,790
derivatives		(150)	674
Etc.		69,608	81,468
	~~W~~	3,958,036	4,406,356

(*) As of December 31, 2024 and 2023, the book value of financial assets (liabilities) of variable insurance is ~~W~~ 5,498,129 million and ~~W~~ 5,940,453 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(i) The details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss recovery component	Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)
	Net reinsurance contract assets (liabilities)		(123,768)	28,167	65,253	(30,348)

Reinsurance revenue	Accrued reinsurance amount		-	-	89,856	89,856
	Changes in incident fulfillment cash flow		-	-	(29,334)	(29,334)
	Etc.		10	(7,391)	-	(7,381)
			10	(7,391)	60,522	53,141
Reinsurance service expense	Fair value method		(28,839)	-	-	(28,839)
	Etc.		(28,514)	-	-	(28,514)
			(57,353)	-	-	(57,353)
Recovery of investment elements and reinsurance premiums			(143,510)	-	143,510	-
Reinsurance finance income and expense	Current profit or loss		(1,350)	37	1,375	62
	Other comprehensive income		(2,685)	244	350	(2,091)
		~~W~~	(4,035)	281	1,725	(2,029)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(i) The details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2024
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss recovery component	Loss recovery component
Cash flow for the period	Reinsurance premium paid	~~W~~	221,033	-	-	221,033
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(33,580)	(33,580)
	Receipt of investment elements and recovery of reinsurance premiums		2,348	-	(142,968)	(140,620)
			223,381	-	(176,548)	46,833
Other increase/decrease			(549)	(64)	-	(613)
Ending balance	Reinsurance contract assets		47,331	3,806	56,552	107,689
	Reinsurance contract liabilities		(153,155)	17,187	37,910	(98,058)
	Net reinsurance contract assets (liabilities)	~~W~~	(105,824)	20,993	94,462	9,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(i) The details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss recovery component	Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	8,453	5,236	45,328	59,017
	Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
	Net reinsurance contract assets (liabilities)		(97,794)	27,898	66,143	(3,753)

Reinsurance revenue	Accrued reinsurance amount		-	-	72,651	72,651
	Changes in incident fulfillment cash flow		-	-	(32,100)	(32,100)
	Etc.		(1)	(115)	-	(116)
			(1)	(115)	40,551	40,435
Reinsurance service expense	Fair value method		(52,637)	-	-	(52,637)
	Etc.		(19,767)	318	-	(19,449)
			(72,404)	318	-	(72,086)
Recovery of investment elements and reinsurance premiums			(152,684)	-	152,684	-
Reinsurance finance income and expense	Current profit or loss		(2,156)	29	1,263	(864)
	Other comprehensive income		(28,793)	384	116	(28,293)
		~~W~~	(30,949)	413	1,379	(29,157)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(i) The details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Remaining coverage elements		Incurred claim elements	Total
			Excluding loss recovery component	Loss recovery component
Cash flow for the period	Reinsurance premium paid	~~W~~	229,319	-	-	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(43,405)	(43,405)
	Receipt of investment elements and recovery of reinsurance premiums		-	-	(152,052)	(152,052)
			229,319	-	(195,457)	33,862
Other increase/decrease			745	(347)	(47)	351
Ending balance	Reinsurance contract assets		19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)
	Net reinsurance contract assets (liabilities)	~~W~~	(123,768)	28,167	65,253	(30,348)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(j) Details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Remaining coverage elements		Incurred claim elements		Total
			Excluding loss recovery component	Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	-	(19)	-	(78)
	Net reinsurance contract assets (liabilities)		19,912	1,220	4,225	104	25,461

Reinsurance revenue	Accrued reinsurance amount		-	-	15,934	564	16,498
	Changes in incident fulfillment cash flow		-	(255)	3,476	838	4,059
	Etc.		(120)	-	-	-	(120)
			(120)	(255)	19,410	1,402	20,437
Reinsurance service expense			(18,052)	-	-	-	(18,052)

Recovery of investment elements and reinsurance premiums			-	-	-	-	-

Reinsurance finance income and expense	Current profit or loss		2,071	-	97	7	2,175
	Other comprehensive income		-	-	14	4	18
			2,071	-	111	11	2,193
Cash flow for the period	Reinsurance premium paid		2,128	-	-	-	2,128
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	33,051	-	33,051
	Receipt of investment elements and recovery of reinsurance premiums		-	-	-	-	-
			2,128	-	33,051	-	35,179
Other increase/decrease			45,500	-	(33,658)	-	11,842
Ending balance	Reinsurance contract assets		51,439	965	23,144	1,517	77,065
	Reinsurance contract liabilities		-	-	(5)	-	(5)
	Net reinsurance contract assets (liabilities)	~~W~~	51,439	965	23,139	1,517	77,060

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(j) Details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Remaining coverage elements		Incurred claim elements		Total
			Excluding loss recovery component	Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	26,901	75	2,659	120	29,755
	Reinsurance contract liabilities		-	-	(33)	-	(33)
	Net reinsurance contract assets (liabilities)		26,901	75	2,626	120	29,722

Reinsurance revenue	Accrued reinsurance amount		-	-	2,813	79	2,892
	Changes in incident fulfillment cash flow		-	1,194	318	(71)	1,441
	Etc.		217	-	-	-	217
			217	1,194	3,131	8	4,550
Reinsurance service expense			(10,104)	-	-	-	(10,104)

Recovery of investment elements and reinsurance premiums			-	-	-	-	-

Reinsurance finance income and expense	Current profit or loss		915	-	27	3	945
	Other comprehensive income		-	-	9	1	10
			915	-	36	4	955
Cash flow for the period	Reinsurance premium paid		3,716	-	-	-	3,716
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(1,079)	-	(1,079)
	Receipt of investment elements and recovery of reinsurance premiums		-	-	-	-	-
			3,716	-	(1,079)	-	2,637
Other increase/decrease			(1,733)	(49)	(489)	(28)	(2,299)
Ending balance	Reinsurance contract assets		19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	-	(19)	-	(78)
	Net reinsurance contract assets (liabilities)	~~W~~	19,912	1,220	4,225	104	25,461

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)
	Net reinsurance contract assets (liabilities)		(208,819)	47,158	39,290	92,023	131,313	(30,348)
Changes related to future services	Change in contractual service margin adjustment estimate		(186,989)	4,806	121,614	52,954	174,568	(7,615)
	Initial recognition effect of new contracts for the current period		(46,121)	4,672	-	42,929	42,929	1,480
			(233,110)	9,478	121,614	95,883	217,497	(6,135)
Changes related to current service	Contractual service margin amortization		-	-	11,035	(10,844)	191	191
	Risk-adjusted change		-	(2,982)	-	-	-	(2,982)
	Experience adjustment		34,048	-	-	-	-	34,048
			34,048	(2,982)	11,035	(10,844)	191	31,257
Changes related to past services	Adjustment of accident factors	~~W~~	(27,816)	(1,518)	-	-	-	(29,334)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expenses	Current profit or loss	~~W~~	(7,595)	1,758	1,699	4,200	5,899	62
	Other comprehensive income		(7,320)	5,229	-	-	-	(2,091)
			(14,915)	6,987	1,699	4,200	5,899	(2,029)
Cash flow for the period	Reinsurance premium paid		221,033	-	-	-	-	221,033
	Recovery of reinsurance proceeds and other reinsurance profits		(33,580)	-	-	-	-	(33,580)
	Receipt of investment elements and refund of insurance premiums		(140,620)	-	-	-	-	(140,620)
			46,833	-	-	-	-	46,833
Other increase/decrease			(672)	-	-	59	59	(613)
Ending balance	Reinsurance contract assets		(81,178)	19,688	78,043	91,136	169,179	107,689
	Reinsurance contract liabilities		(323,273)	39,435	95,595	90,185	185,780	(98,058)
	Net reinsurance contract assets(liabilities)	~~W~~	(404,451)	59,123	173,638	181,321	354,959	9,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(52,365)	16,522	47,211	47,649	94,860	59,017
	Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
	Net reinsurance contract assets (liabilities)		(221,190)	39,392	115,321	62,724	178,045	(3,753)
Changes related to future services	Change in contractual service margin adjustment estimate		42,958	4,630	(71,099)	24,721	(46,378)	1,210
	Initial recognition effect of new contracts for the current period		(10,008)	1,254	-	8,924	8,924	170
			32,950	5,884	(71,099)	33,645	(37,454)	1,380
Changes related to current service	Contractual service margin amortization		-	-	(8,120)	(7,269)	(15,389)	(15,389)
	Risk-adjusted change		-	(2,485)	-	-	-	(2,485)
	Experience adjustment		16,943	-	-	-	-	16,943
			16,943	(2,485)	(8,120)	(7,269)	(15,389)	(931)
Changes related to past services	Adjustment of accident factors	~~W~~	(31,062)	(1,038)	-	-	-	(32,100)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2024 and 2023 are as follow (continued):

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expenses	Current profit or loss	~~W~~	(8,686)	1,711	3,188	2,923	6,111	(864)
	Other comprehensive income		(31,987)	3,694	-	-	-	(28,293)
			(40,673)	5,405	3,188	2,923	6,111	(29,157)
Cash flow for the period	Reinsurance premium paid		229,319	-	-	-	-	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		(43,405)	-	-	-	-	(43,405)
	Receipt of investment elements and refund of insurance premiums		(152,052)	-	-	-	-	(152,052)
			33,862	-	-	-	-	33,862
Other increase/decrease			351	-	-	-	-	351
Ending balance	Reinsurance contract assets		(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)
	Net reinsurance contract assets(liabilities)	~~W~~	(208,819)	47,158	39,290	92,023	131,313	(30,348)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(l) Details of reinsurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	(160,095)	-	109,889	3,098	47,598	490
	Net profit contract set		(64,074)	-	68,159	1,574	(4,669)	990
		~~W~~	(224,169)	-	178,048	4,672	42,929	1,480

			December 31, 2023
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	(71,470)	-	61,101	1,104	9,307	42
	Net profit contract set		(6,322)	-	6,683	150	(383)	128
		~~W~~	(77,792)	-	67,784	1,254	8,924	170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(m) The amount of contractual service margin for reinsurance contracts that do not apply the premium allocation approach as of December 31, 2024 and 2023 is expected to be recognized in profit or loss in the future as follows:

		December 31, 2024
		Less than 1 year	1~2 years	2~5 year	5~10 year	More than 10 years	Total
Reinsurance contract assets	~~W~~	(12,551)	(11,363)	(29,455)	(38,460)	(77,350)	(169,179)
Reinsurance contract liabilities		(13,874)	(12,036)	(30,495)	(35,569)	(93,806)	(185,780)
	~~W~~	(26,425)	(23,399)	(59,950)	(74,029)	(171,156)	(354,959)

		December 31, 2023
		Less than 1 year	1~2 years	2~5 year	5~10 year	More than 10 years	Total
Reinsurance contract assets	~~W~~	(5,256)	(4,777)	(12,166)	(15,305)	(33,455)	(70,959)
Reinsurance contract liabilities		(5,692)	(4,947)	(11,507)	(12,251)	(25,957)	(60,354)
	~~W~~	(10,948)	(9,724)	(23,673)	(27,556)	(59,412)	(131,313)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2024 and 2023 are as follows:

			December 31, 2024
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	769,737	685,765	199,933	1,655,435
	Risk-adjusted change amount		48,040	35,437	46,946	130,423
	Contractual service margin amortization		433,780	246,990	242,944	923,714
	Recovery of insurance acquisition cash flows		116,454	379	243,578	360,411
	Etc. (*)		(13,242)	(371)	(4,371)	(17,984)
			1,354,769	968,200	729,030	3,051,999
Premium allocation approach			64,109	-	445	64,554
Insurance revenue subtotal			1,418,878	968,200	729,475	3,116,553

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		775,573	652,193	219,202	1,646,968
	Changes in incident fulfillment cash flow		(2,310)	26,060	4,432	28,182
	Costs related to loss-bearing contracts		42,867	4,682	20,385	67,934
	Amortization of insurance acquisition cash flows		116,636	379	243,396	360,411
	Etc. (*)		(10,455)	883	(38,758)	(48,330)
			922,311	684,197	448,657	2,055,165
Premium allocation approach			75,029	-	1,366	76,395
Insurance service expense subtotal		~~W~~	997,340	684,197	450,023	2,131,560

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2024 and 2023 are as follows (continued):

			December 31, 2024
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	67	68,816	20,973	89,856
	Changes in incident fulfillment cash flow		58	(27,421)	(1,971)	(29,334)
	Etc. (*)		53	(11,372)	3,938	(7,381)
			178	30,023	22,940	53,141
Premium allocation approach			20,437	-	-	20,437
Reinsurance revenue subtotal			20,615	30,023	22,940	73,578

Unapplied premium allocation approach	Expected reinsurance amount		-	39,319	13,689	53,008
	Risk-adjusted change amount		-	2,861	1,066	3,927
	Contractual service margin amortization		-	(11,035)	10,844	(191)
	Etc. (*)		-	(2,306)	2,915	609
			-	28,839	28,514	57,353
Premium allocation approach			18,052	-	-	18,052
Reinsurance service expense subtotal			18,052	28,839	28,514	75,405
		~~W~~	424,101	285,187	273,878	983,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2024 and 2023 are as follows (continued):

			December 31, 2023
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	776,917	706,136	90,916	1,573,969
	Risk-adjusted change amount		55,712	36,036	24,797	116,545
	Contractual service margin amortization		536,399	215,795	162,449	914,643
	Recovery of insurance acquisition cash flows		133,781	337	128,162	262,280
	Etc. (*)		(18,762)	65	11,218	(7,479)
			1,484,047	958,369	417,542	2,859,958
Premium allocation approach			29,504	-	10,137	39,641
Insurance revenue subtotal			1,513,551	958,369	427,679	2,899,599

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		794,824	644,118	74,638	1,513,580
	Changes in incident fulfillment cash flow		(5,104)	14,944	1,628	11,468
	Costs related to loss-bearing contracts		(74,960)	8,286	31,314	(35,360)
	Amortization of insurance acquisition cash flows		133,868	337	128,075	262,280
	Etc. (*)		(10,235)	1,451	(28,812)	(37,596)
			838,393	669,136	206,843	1,714,372
Premium allocation approach			37,657	-	(3,250)	34,407
Insurance service expense subtotal		~~W~~	876,050	669,136	203,593	1,748,779

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

28. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2024 and 2023 are as follows (continued):

			December 31, 2023
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	27	67,051	5,573	72,651
	Changes in incident fulfillment cash flow		2	(29,952)	(2,150)	(32,100)
	Etc. (*)		(1)	(2,021)	1,906	(116)
			28	35,078	5,329	40,435
Premium allocation approach			4,550	-	-	4,550
Reinsurance revenue subtotal			4,578	35,078	5,329	44,985

Unapplied premium allocation approach	Expected reinsurance amount		-	41,537	7,324	48,861
	Risk-adjusted change amount		-	3,227	626	3,853
	Contractual service margin amortization		-	8,120	7,269	15,389
	Etc. (*)		-	(247)	4,230	3,983
			-	52,637	19,449	72,086
Premium allocation approach			5,375	-	4,729	10,104
Reinsurance service expense subtotal			5,375	52,637	24,178	82,190
		~~W~~	636,704	271,674	205,237	1,113,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

29. Insurance finance income and expense

Details of insurance finance income and expense for the years ended December 31, 2024 and 2023 are as follows:

				December 31, 2024
				Life insurance			Non-life insurance			Total
				General	Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	13,896	-	-	-	-	-	13,896
		Etc.		21,762	166,710	-	-	2	-	188,474
				35,658	166,710	-	-	2	-	202,370
	Reinsurance contract	Etc.		40	-	-	-	(47)	-	(7)
				35,698	166,710	-	-	(45)	-	202,363
Insurance finance expense	Insurance contract	Exchange rate fluctuation effect		48,410	-	-	-	-	-	48,410
		Etc.		1,176	252,216	-	-	-	-	253,392
				49,586	252,216	-	-	-	-	301,802
Total insurance finance income and expense recognized in current profit or loss				(13,888)	(85,506)	-	-	(45)	-	(99,439)
Insurance finance income and expense recognized as other comprehensive income (*)				(3,124,198)	(47,215)	-	(47)	(26)	-	(3,171,486)
Reinsurance finance income and expense recognized in other comprehensive income (*)				(2,098)	-	-	7	18	-	(2,073)
Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	(3,140,184)	(132,721)	-	(40)	(53)	-	(3,272,998)

(*) Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

29. Insurance finance income and expense (continued)

Details of insurance finance income and expense for the years ended December 31, 2024 and 2023 are as follows (continued):

				December 31, 2023
				Life insurance			Non-life insurance			Total
				General	Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	13,656	-	-	-	-	-	13,656
		Etc.		38,384	91,062	-	-	-	-	129,446
				52,040	91,062	-	-	-	-	143,102
	Reinsurance contract	Etc.		-	-	-	-	(38)	-	(38)
				52,040	91,062	-	-	(38)	-	143,064
Insurance finance expense	Insurance contract	Exchange rate fluctuation effect		19,345	-	-	-	-	-	19,345
		Etc.		935	638,881	-	-	-	-	639,816
				20,280	638,881	-	-	-	-	659,161
Total insurance finance income and expense recognized in current profit or loss				31,760	(547,819)	-	-	(38)	-	(516,097)
Insurance finance income and expense recognized as other comprehensive income (*)				(2,970,845)	9,841	-	(15)	-	-	(2,961,019)
Reinsurance finance income and expense recognized in other comprehensive income (*)				(28,276)	-	-	(7)	-	-	(28,283)
Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	(2,967,361)	(537,978)	-	(22)	(38)	-	(3,505,399)

(*) Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

30. Investment contract liabilities

Details of investment contract liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Financial liabilities measured at amortized cost (*)	~~W~~	1,165,022	1,572,685

(*) This is retirement pension policyholder reserve.

31. Other liabilities

Other liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Lease liabilities (*)	~~W~~	890,689	613,914
Accounts payable		15,140,873	18,917,257
Accrued expenses		7,023,165	5,877,135
Dividend payable		7,997	8,809
Advance received		198,317	168,940
Unearned income		453,706	492,886
Withholding value-added tax and other taxes		1,020,113	876,814
Securities deposit received		2,252,424	2,552,266
Foreign exchange settlement pending		551,196	302,322
Domestic exchange settlement pending		1,806,106	9,238,159
Payable from trust account		8,174,066	6,537,565
Due to agencies		1,178,661	801,976
Deposits for subscription		61,578	30,729
Sundry liabilities		2,198,383	2,394,202
Others		54,133	45,221
Present value discount		(131,898)	(135,855)
	~~W~~	40,879,509	48,722,340

(*) As of December 31, 2024, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2024, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 1,987 million, cash outflows from leases are ~~W~~ 299,061 million, and interest expense on lease liabilities is ~~W~~ 22,787 million. For the year ended December 31, 2023, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 23,272 million, cash outflows from leases are ~~W~~ 293,240 million, and interest expense on lease liabilities is ~~W~~ 18,855 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

32. Equity

(a) Equity as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Capital stock (*1):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,600,121	4,001,731

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	742,224
		12,094,968	12,094,968

Capital adjustments		(807,114)	(658,664)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(2,314,518)	(3,503,542)
Equity in other comprehensive loss of associates		5,701	(970)
Foreign currency translation adjustments for foreign operations		296,489	(118,517)
Net loss from cash flow hedges		3,406	(35,108)
Remeasurement of net defined benefit liabilities (assets)		(354,087)	(292,328)
Changes in own credit risk on financial liabilities designated under fair value option		(5,569)	(3,884)
Net finance income on insurance contract assets (liabilities)		532,388	2,866,623
Net finance income on reinsurance contract assets (liabilities)		11,750	13,273
		(1,824,440)	(1,074,453)

Retained earnings (*2), (*3), (*4)		39,020,580	36,387,314

Non-controlling interest (*5)		2,767,277	2,601,328
	~~W~~	58,821,033	56,321,865

(*1) Due to profit retirement, the capital is different from the total face value of issued stocks.

(*2) As of December 31, 2024 and 2023, profits reserved by the Group in accordance with Article 53 of the Financial Holding Companies Act amounted to ~~W~~ 2,865,461 million and ~~W~~ 2,698,360 million, respectively.

(*3) As of December 31, 2024 and 2023, the regulatory reserve for loan losses the Group appropriated in retained earnings are ~~W~~ 20,656 million and ~~W~~ 21,078 million, respectively.

(*4) As of December 31, 2024, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 23,606,325 million.

(*5) As of December 31, 2024 and 2023, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. issued are ~~W~~ 2,587,478 million and ~~W~~ 2,437,561 million, respectively, and are recognized as non-controlling interests. And, for the years ended December 31, 2024 and 2023, the amounts of dividends paid for the hybrid bonds of Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. ~~W~~ 104,400 million and ~~W~~ 106,715 million, respectively, are allocated to profit attributed to non-controlling interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

32. Equity (continued)

(b) Capital stock

i) Capital stock of the Group as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023
Number of authorized shares		1,000,000,000		1,000,000,000
Types of stock		Common stocks	Preferred stocks	Common stocks	Preferred stocks
Par value per share in won	~~W~~	5,000	-	5,000	-
Number of issued common stocks		503,445,325	-	512,759,471	-
Capital stock (*)	~~W~~	2,695,586	274,055	2,695,586	274,055

(*) Due to profit retirement, the capital is different from the total face value of issued stocks.

(ii) The details of changes in the number of common shares outstanding as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Beginning balance	512,753,119	508,778,517
Increase	6,353	17,482,000
Decrease	(13,899,708)	(13,507,398)
Ending balance	498,859,764	512,753,119

(iii) The details of convertible preferred stock as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Beginning balance	-	17,482,000
Decrease (*)	-	(17,482,000)
Ending balance	-	-

(*) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2024 and 2023 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2024	December 31, 2023
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	June 28, 2019	Perpetual bond	3.27		-	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	-
	September 12, 2024	Perpetual bond	4.00		399,033	-
USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,600,121	4,001,731

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

32. Equity (continued)

(c) Hybrid bonds (continued)

(*) For the year ended December 31, 2024, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,134 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

(d) Capital adjustments

(i) Changes in capital adjustments for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	~~W~~	(658,664)	(582,859)
Acquisition of treasury stocks		(700,000)	(485,947)
Disposal and retirement of treasury stocks		450,297	485,947
Repayments of hybrid bonds		102,143	(102,350)
Other transactions with owners		(890)	26,545
Ending balance	~~W~~	(807,114)	(658,664)

(ii) Details of treasury stock acquisition for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024			December 31, 2023
	The number of share		Carrying amount	The number of share		Carrying amount
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	13,899,708		700,000	13,507,398		485,947
Disposal	(6,353)		(227)	-		-
Retirement (*)	(9,314,146)		(450,000)	(13,507,398)		(485,947)
Ending balance	4,585,561	~~W~~	250,000	6,352	~~W~~	227

(*) For the year ended December 31, 2024, the Group acquired treasury stocks for retirement, and the retirement of 3,366,257 shares, 5,947,889 shares was completed on March 22, 2024, November 1, 2024, respectively. For the year ended December 31, 2023, treasury stocks were acquired for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

32. Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	-	-	(3,171,476)	(2,077)	-	-	55,179	(8,616)	(1,645,009)
Reclassification:
Change due to impairment or disposal		119,594	-	(593)	-	-	-	-	-	-	-	119,001
Effect of hedge accounting		-	-	-	(582,424)	-	-	-	-	-	-	(582,424)
Hedging		(30,371)	-	(221,221)	634,645	-	-	-	-	-	-	383,053
Effects from changes in foreign exchange rate		-	(7,668)	624,565	-	-	-	-	-	13,017	-	629,914
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(83,937)	-	-	-	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	-	(17,609)	2,275	433,737
Transfer to other account		-	-	-	-	-	-	-	-	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	-	(1,176)	-	-	-	384	-	-	-	(1,649)
Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

32. Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	-	-	(2,961,019)	(28,283)	-	-	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	-	-	-	-	-	-	-	4,199	5,077	474,619
Effect of hedge accounting		-	-	-	(69,484)	-	-	-	-	-	-	(69,484)
Hedging		(28,044)	-	(3,903)	152,927	-	-	-	-	-	-	120,980
Effects from changes in foreign exchange rate		-	-	2,316	-	-	-	-	-	2,862	-	5,178
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(272,792)	-	-	-	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	-	(3,402)	(465)	(302,295)
Transfer to other account		-	-	-	-	-	-	-	-	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	-	11	-	-	-	522	-	-	-	(3,795)
Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

32. Equity (continued)

(f) Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Date of appropriation:		March 26, 2025	March 26, 2024
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,672,650	5,033,475
Retirement of treasury stock		(450,402)	(486,999)
Dividend to hybrid bonds		(176,945)	(189,672)
Interim dividends		(820,287)	(817,122)
Net income		1,619,867	1,671,011
		4,844,883	5,210,693

Transfer from voluntary reserves
Loan loss reserve reversal amount		194	422
		4,845,077	5,211,115

Appropriation of retained earnings:
Legal reserve		104,180	167,101
Dividends on common stocks paid		267,755	268,697
Loss on repayments of hybrid bonds		524	102,667
		372,459	538,465
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,472,618	4,672,650

(*) These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financial Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	~~W~~	3,456,487	3,609,851
Expected reversal of regulatory reserve for loan losses		512,852	(153,364)
Ending balance	~~W~~	3,969,339	3,456,487

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

32. Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,450,177	4,368,035
Provision for regulatory reserve for loan losses		(512,278)	151,357
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,937,899	4,519,392
Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		7,779	8,361

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

33. Dividends

(a) The interim dividends paid for the years ended December 31, 2024 and 2023 are as follows:

December 31, 2024
Dividend base date			Amount
March 31, 2024 (1st Quarter)	Common stock (~~W~~540 per share)	~~W~~	275,069

June 30, 2024 (2nd Quarter)	Common stock (~~W~~540 per share)	~~W~~	273,358

September 30, 2024 (3rd Quarter)	Common stock (~~W~~540 per share)	~~W~~	271,860
		~~W~~	820,287

December 31, 2023
Dividend base date			Amount
March 31, 2023 (1st Quarter)	Common stock (~~W~~525 per share)	~~W~~	265,179
	Convertible preferred stock (~~W~~525 per share)		9,178
		~~W~~	274,357

June 30, 2023 (2nd Quarter)	Common stock (~~W~~525 per share)	~~W~~	272,129

September 30, 2023 (3rd Quarter)	Common stock (~~W~~525 per share)	~~W~~	270,636
		~~W~~	817,122

(b) Details of dividends recognized as distributions to stockholders for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Common Stock:
Total number of shares issued and outstanding	~~W~~	503,445,325	512,759,471
Par value per share in won		5,000	5,000
Dividend per share in won (*3)		540	525
Dividends (*1), (*2)	~~W~~	267,755	268,697
Dividend rate per share (*3)%		10.8	10.5
Record date (*4)		2025-02-21	2024-02-23

(*1) The current dividend (plan) is expected to be approved on March 26, 2025, and has not been recognized as a distribution to owners during the period.

(*2) The dividend applies to common shares excluding treasury shares, with 7,603,260 treasury shares acquired between the end of the reporting period and the dividend record date being excluded.

(*3) The amount excludes quarterly dividends. When including quarterly dividends, the dividend per share is ~~W~~ 2,160 and ~~W~~ 2,100, for the years ended December 31, 2024 and 2023, respectively and dividend rate per share are 43.2% and 42.0%, for the years ended December 31, 2024 and 2023, respectively.

(*4) The Articles of Incorporation were amended through a resolution of the Board of Directors at the regular general meeting of shareholders on March 23, 2023, to allow the determination of the dividend record date by the Board’s decision. The dividend record date for the annual dividend of 2024 is February 21, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

33. Dividends (continued)

(c) The details of dividends paid by the Group related to the preferred stock issued for the years ended December 31, 2023 are as follows:

	December 31, 2023
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock (*)	17,482,000	525	9,178	42,900	1.22

(*) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023, and dividends were paid before conversion.

(d) Dividends for hybrid bond is calculated as follows for the years ended December 31, 2024 and 2023:

		December 31, 2024	December 31, 2023
Amount of hybrid bond	~~W~~	4,614,550	4,014,550
Interest rate (%)%		2.88 ~ 5.40	2.88 ~ 5.40
Dividends	~~W~~	176,945	189,672

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

34. Operating revenue

Operating revenue for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest income	~~W~~	29,209,338	27,579,211
Fees and commission income		4,295,366	4,175,243
Insurance income		3,116,553	2,899,599
Reinsurance income		73,578	44,985
Insurance finance income		202,363	143,064
Dividend income		239,097	181,486
Net gain on financial instruments measured at fair value through profit or loss		4,264,126	4,254,811
Gain on trading derivatives measured at fair value through profit or loss		22,397,247	17,208,758
Net gain on financial instruments designated at fair value through profit or loss		252,924	438,709
Net gain on foreign currency transaction		8,084,564	3,201,023
Net gain on disposal of securities at fair value through other comprehensive income		197,708	50,793
Net gain on disposal of securities at amortized cost		-	358
Reversal of credit loss allowance		4,311	136
Gain related to hedging derivates		753,798	422,074
Other operating income		973,306	732,379
	~~W~~	74,064,279	61,332,629

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

35. Net interest income

Net interest income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest income:
Cash and due from banks at amortized cost	~~W~~	780,046	590,831
Deposits at FVTPL		133	-
Securities at FVTPL		1,693,064	1,396,409
Securities at FVOCI		2,744,083	2,357,108
Securities at amortized cost		1,101,721	1,062,110
Loans at amortized cost		22,410,903	21,676,818
Loans at FVTPL		100,122	120,815
Insurance finance interest income		219,409	240,534
Others		159,857	134,586
		29,209,338	27,579,211
Interest expense:
Deposits		10,220,774	9,790,811
Financial liabilities designated at FVTPL		13,292	9,804
Borrowings		1,862,406	1,895,913
Debt securities issued		3,408,678	2,735,421
Insurance finance interest expense		1,901,536	1,945,318
Others		400,350	384,022
		17,807,036	16,761,289
Net interest income	~~W~~	11,402,302	10,817,922

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

36. Net fees and commission income

Net fees and commission income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Fees and commission income:
Credit placement fees	~~W~~	73,339	75,930
Commission received as electronic charge receipt		147,625	146,037
Brokerage fees		392,836	369,175
Commission received as agency		153,684	134,432
Investment banking fees		228,976	165,366
Commission received in foreign exchange activities		361,341	295,722
Trust management fees		249,586	299,600
Credit card fees		1,311,422	1,378,200
Operating lease fees (*)		651,691	600,283
Others		724,866	710,498
		4,295,366	4,175,243
Fees and commission expense:
Credit-related fee		49,924	45,739
Credit card fees		966,303	930,044
Others		564,265	552,254
		1,580,492	1,528,037

Net fees and commission income	~~W~~	2,714,874	2,647,206

(*) Among operating lease fees recognized for the years ended December 31, 2024 and 2023, there is no variable lease fee income which does not vary by index or rate.

37. Dividend income

Dividend income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities at FVTPL	~~W~~	152,990	121,347
Securities at FVOCI		86,107	60,139
	~~W~~	239,097	181,486

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

38. Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	(711)	3,964

Net gain on loans measured at FVTPL
Loss on valuation		(2,755)	(6,562)
Gain on sale		90,227	36,774
		87,472	30,212
Net gain on securities measured at FVTPL
Debt securities
Gain on valuation		663,877	755,501
Gain (loss) on sale		(39,354)	197,148
Other gains		803,645	624,282
		1,428,168	1,576,931
Equity securities
Gain on valuation		161,316	540,188
Gain on sale		485,566	428,947
		646,882	969,135
Other
Gain on valuation		36,688	11,635
		2,111,738	2,557,701

Net loss on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(3,593)	(60,144)
Loss on disposal		(249,398)	(88,398)
		(252,991)	(148,542)
Other
Loss on valuation		(173,058)	(60,565)
Gain on disposal		2,930	1,606
		(170,128)	(58,959)
		(423,119)	(207,501)
Derivatives:
Gain on valuation		82,184	292,483
Loss on transaction		(646,793)	(183,233)
		(564,609)	109,250
	~~W~~	1,210,771	2,493,626

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

39. Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Financial liabilities designated at fair value through profit or loss:
Debt securities issued:
Gain(loss) on valuation	~~W~~	(6,466)	2,495
Compound financial instruments:
Gain(loss) on valuation		(29,162)	51,750
Loss on sale and redemption		(308,825)	(492,025)
		(337,987)	(440,275)
	~~W~~	(344,453)	(437,780)

40. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Allowance provided:
Loans at amortized cost	~~W~~	(1,862,013)	(2,114,442)
Other financial assets at amortized cost		(113,662)	(90,770)
Securities at fair value through other comprehensive income		-	(2,271)
Unused credit line and financial guarantee		(41,910)	(37,156)
		(2,017,585)	(2,244,639)
Allowance reversed:
Securities at fair value through other comprehensive income	~~W~~	2,699	-
Securities at amortized cost		1,612	136
		4,311	136
	~~W~~	(2,013,274)	(2,244,503)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

41. General and administrative expenses

General and administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Employee benefits:
Salaries	~~W~~	3,316,503	3,247,162
Severance benefits:
Defined contribution		37,745	35,679
Defined benefit		114,943	109,444
Termination benefits		235,330	197,184
		3,704,521	3,589,469

Entertainment		46,903	46,050
Depreciation		535,571	514,100
Amortization		279,095	225,900
Taxes and utility bills		272,018	245,723
Advertising		315,281	285,495
Research		23,917	21,494
Others		938,934	967,106
	~~W~~	6,116,240	5,895,337

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

42. Share-based payments

(a) Performance shares granted as of December 31, 2024 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at December 31, 2024	964,742 shares	2,211,101 shares

Fair value per share in Korean won (*)	~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156 and ~~W~~ 50,444 for the expiration of exercising period from 2020 to 2024	~~W~~ 47,650

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

42. Share-based payments (continued)

(b) Share-based compensation costs for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	4,950	41,686	46,636

		December 31, 2023
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	5,123	36,751	41,874

(c) Accrued expenses recognized related to share-based payment transactions as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	16,396	135,356	151,752

		December 31, 2023
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	16,079	111,056	127,135

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

43. Other operating expenses, net

Other operating income and other operating expense for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	206,643	178,158
Others:
Gain on hedged items		753,798	422,074
Reversal of allowance for guarantees and acceptances		8,471	4,856
Gain on other trust accounts		-	2
Reversal of other allowance		8,022	1,790
Others		750,170	547,573
		1,520,461	976,295
	~~W~~	1,727,104	1,154,453
Other operating expense
Loss on disposal of assets:
Loans at amortized cost	~~W~~	97,821	19,723
Others:
Loss on hedged items		626,116	448,664
Fund contribution		526,196	470,227
Provision for other debt allowances		98,344	15,516
Depreciation of operating lease assets		465,716	445,006
Others (*)		1,979,135	1,942,047
		3,695,507	3,321,460
	~~W~~	3,793,328	3,341,183

Other operating expenses, net	~~W~~	(2,066,224)	(2,186,730)

(*) Includes ~~W~~ 293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood” for the year ended December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

44. Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Other non-operating income
Gain on disposal of assets:
Property and equipment	~~W~~	3,287	4,944
Investment property		3,427	56,640
Assets held for sale		-	1,753
Lease assets		1	9
Right-of-use assets		9,712	3,388
		16,427	66,734

Investments in associates:
Gain on disposal		9,908	12,435
Reversal of impairment loss		183	-
		10,091	12,435
Others:
Rental income on investment property		28,708	24,472
Reversal of impairment losses on intangible asset		112	50
Others		86,458	66,546
		115,278	91,068
		141,796	170,237

Other non-operating expense
Loss on disposal of assets:
Property and equipment		5,785	6,009
Lease assets		7	-
Right-of-use assets		804	1,063
Others		50	29
		6,646	7,101

Investments in associates:
Loss on disposal		5,193	19,266
Impairment loss		43,262	15,583
		48,455	34,849
Others:
Donations		144,212	100,201
Depreciation of investment properties		15,063	15,058
Impairment loss on property and equipment		1,650	1,409
Impairment loss on intangible assets		25,468	10,732
Write-off of intangible assets		1,662	446
Expenses on collection of special bonds		10,236	9,130
Others		294,160	252,289
		492,451	389,265
		547,552	431,215

Net other non-operating gain (loss)	~~W~~	(405,756)	(260,978)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

45. Income tax expense

(a) Income tax expense for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Current income tax expense	~~W~~	1,210,083	1,301,802
Temporary differences		(163,840)	493,026
Income tax recognized in other comprehensive income		424,679	(307,868)
Income tax expenses	~~W~~	1,470,922	1,486,960

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Profit before income taxes	~~W~~	6,029,092	5,964,960

Income taxes at statutory tax rates		1,581,318	1,564,388
Adjustments:
Non-taxable income		(44,370)	(10,350)
Non-deductible expense		19,755	16,514
Tax credit		(1,484)	(1,185)
Others		(84,297)	(82,407)
Income tax expense	~~W~~	1,470,922	1,486,960

Effective tax rate	%	24.40	24.93

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

45. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Beginning Balance	Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(432,276)	2,101	-	(430,175)
Account receivable		(21,354)	(15,052)	-	(36,406)
Financial assets measured at fair value		454,253	(408,640)	(425,218)	(379,605)
Investment in associates and etc.		188,268	8,543	(2,396)	194,415
Valuation and depreciation of property and equipment		(104,078)	147	-	(103,931)
Derivative asset		152,388	(79,962)	(21,242)	51,184
Deposits		33,553	(6,274)	-	27,279
Accrued expenses		221,458	64,571	-	286,029
Defined benefit obligation		544,667	(17,567)	19,995	547,095
Plan assets		(617,983)	32,565	1,710	(583,708)
Other provisions		510,604	(15,187)	-	495,417
Allowance for acceptances and guarantees		22,017	13,467	-	35,484
Allowance related to asset revaluation		(47,709)	-	-	(47,709)
Allowance for expensing depreciation		(140)	61	-	(79)
Accrued contributions		37,669	19,935	-	57,604
Financial assets (liabilities) designated at fair value through profit of loss		(232,597)	119,658	-	(112,939)
Allowances		224,066	50,152	-	274,218
Constructive dividend		17,718	857	-	18,575
Liability under insurance contracts		11,445	(1,089)	-	10,356
Others		(1,551,513)	(2,239)	851,830	(701,922)
		(589,544)	(233,953)	424,679	(398,818)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		200,668	(20,165)	-	180,503
	~~W~~	(388,876)	(254,118)	424,679	(218,315)

(*1) Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 6,721 million due to foreign exchange rate movements.

(*2) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

45. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2024 and 2023 are as follows (continued):

		December 31, 2023
		Beginning Balance	Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(350,772)	(81,504)	-	(432,276)
Account receivable		(23,695)	2,341	-	(21,354)
Financial assets measured at fair value		1,006,441	587,125	(1,139,313)	454,253
Investment in associates and etc.		183,410	7,439	(2,581)	188,268
Valuation and depreciation of property and equipment		(100,618)	(3,460)	-	(104,078)
Derivative asset		262,353	(81,234)	(28,731)	152,388
Deposits		37,047	(3,494)	-	33,553
Accrued expenses		209,728	11,730	-	221,458
Defined benefit obligation		475,777	(1,566)	70,456	544,667
Plan assets		(635,981)	16,645	1,353	(617,983)
Other provisions		398,873	111,731	-	510,604
Allowance for acceptances and guarantees		24,423	(2,406)	-	22,017
Allowance related to asset revaluation		(47,891)	182	-	(47,709)
Allowance for expensing depreciation		(202)	62	-	(140)
Accrued contributions		37,039	630	-	37,669
Financial assets (liabilities) designated at fair value through profit of loss		(279,089)	46,492	-	(232,597)
Allowances		166,078	57,988	-	224,066
Constructive dividend		17,187	531	-	17,718
Liability under insurance contracts		93,537	(82,092)	-	11,445
Others		(1,588,403)	(754,058)	790,948	(1,551,513)
		(114,758)	(166,918)	(307,868)	(589,544)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		219,558	(18,890)	-	200,668
	~~W~~	104,800	(185,808)	(307,868)	(388,876)

(*1) Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 650 million due to foreign exchange rate movements.

(*2) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

45. Income tax expense (continued)

(d) Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2024 and 2023 are as follows:

		January 1, 2024	Changes	December 31, 2024
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(4,727,044)	1,223,503	1,614,241	(425,218)	(3,112,803)	798,285
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(5,278)	1,393	(2,288)	604	(7,566)	1,997
Foreign currency translation adjustments for foreign operations		(105,343)	(13,174)	401,576	13,431	296,233	257
Gain (loss) on cash flow hedges		(48,623)	13,515	59,756	(21,242)	11,133	(7,727)
Equity in other comprehensive income (loss) of associates		(1,321)	352	9,067	(2,396)	7,746	(2,044)
Remeasurements of the defined benefit liability		(398,538)	106,209	(83,464)	21,705	(482,002)	127,914
Net finance income (expense) on insurance contract		3,912,910	(1,033,014)	(3,173,553)	837,795	739,357	(195,219)
	~~W~~	(1,373,237)	298,784	(1,174,665)	424,679	(2,547,902)	723,463
		January 1, 2023	Changes	December 31, 2023
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(9,032,747)	2,362,816	4,305,703	(1,139,313)	(4,727,044)	1,223,503
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,014)	1,859	1,736	(466)	(5,278)	1,393
Foreign currency translation adjustments for foreign operations		(103,767)	(8,516)	(1,576)	(4,658)	(105,343)	(13,174)
Gain (loss) on cash flow hedges		(138,634)	42,246	90,011	(28,731)	(48,623)	13,515
Equity in other comprehensive income (loss) of associates		(11,059)	2,933	9,738	(2,581)	(1,321)	352
Remeasurements of the defined benefit liability		(126,394)	34,400	(272,144)	71,809	(398,538)	106,209
Net finance income (expense) on insurance contract		6,902,211	(1,829,086)	(2,989,301)	796,072	3,912,910	(1,033,014)
	~~W~~	(2,517,404)	606,652	1,144,167	(307,868)	(1,373,237)	298,784

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

45. Income tax expense (continued)

(e) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Temporary differences related to Shinhan EZ General Insurance Co., Ltd. (*1)	~~W~~	109,731	112,293
Shinhan AI Co., Ltd. (*2)		-	13
		109,731	112,306

(*1) Shinhan EZ General Insurance Co., Ltd., a subsidiary of the Group, suffered a net loss for the current period, etc. As of the end of 2024, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible.

(*2) Shinhan AI Co., Ltd, a subsidiary of the Group, did not recognize deferred corporate tax assets for temporary differences in consideration of liquidation in 2024.

(*3) The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

		Less than 1 year	1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	9,006	7,444	9,253	77,186	102,889

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Investment in subsidiaries, etc.	~~W~~	(10,203,270)	(9,331,214)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Deferred tax assets	~~W~~	1,375,325	1,300,568
Deferred tax liabilities		1,593,640	1,689,444

(h) Under the Global Minimum Corporate Tax Act, effective from 2024, the Group is required to pay additional taxes on the difference between the effective tax rate and the minimum tax rate of 15% for each unit of jurisdiction in which each constituent company belongs. However, since most jurisdictions either qualify for the transitional relief provisions or already have an effective tax rate of 15% or higher, it is anticipated that no significant additional taxes will arise. As a result, the Group has not recognized any amount related to the Global Minimum Corporate Tax Act in its current period income tax expense. Additionally, the Group also applies the temporary exception to deferred tax, which does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to deferred tax.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won, except per share data)

46. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,450,177	4,368,035
Less:
Dividends to hybrid bond		(176,945)	(189,672)

Net profit available for common stock	~~W~~	4,273,232	4,178,363

Weighted average number of common shares outstanding (*)		506,231,595	519,207,776

Basic and diluted earnings per share in won	~~W~~	8,441	8,048

(*) The number of common shares outstanding is 503,445,325 shares, and the above weighted-average number of shares has been calculated by reflecting changes in treasury stock, including shares acquired and subsequently retired, for the years ended December 31, 2024 and 2023.

(b) The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024
	Number of shares	Accumulated number of shares
Number of common shares issued	503,445,325	186,347,761,912
Shares of convertible preferred stock	-	-
Shares of treasury stock	(4,585,561)	(1,066,997,991)
Average number of ordinary shares	498,859,764	185,280,763,921
Days		366 days
Weighted average number of ordinary shares		506,231,595

	December 31, 2023
	Number of shares	Accumulated number of shares
Number of common shares issued	512,759,471	187,756,015,279
Shares of convertible preferred stock	-	2,097,840,000
Shares of treasury stock	(6,352)	(343,017,080)
Average number of ordinary shares	512,753,119	189,510,838,199
Days		365 days
Weighted average number of ordinary shares		519,207,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

47. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	15,315,381	12,503,445
Contingent guarantees		5,068,782	4,337,751
ABS and ABCP purchase agreements		2,123,665	1,533,047
		22,507,828	18,374,243
Commitments to extend credit:
Loan commitments in won		93,064,772	88,913,555
Loan commitments in foreign currency		28,613,692	26,970,371
Unused credit commitments		90,700,766	90,832,893
Other agreements		6,601,564	5,362,051
		218,980,794	212,078,870
Endorsed bills:
Secured endorsed bills		1,367	44
Unsecured endorsed bills		11,937,894	10,519,665
		11,939,261	10,519,709
	~~W~~	253,427,883	240,972,822

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

47. Commitments and contingencies (continued)

(b) Pending litigations

The Group’s pending lawsuits as a defendant as of December 31, 2024 are as follows:

Case	Number of claim		Claim amount	Description	Status
Return of unjust earning	1	~~W~~	33,096	The plaintiff claims that the group of lenders, including Shinhan Bank, unfairly sold two oil drilling vessels, which were core assets of the borrower, causing losses to other bankrupt creditors.	The first trial is ongoing as of December 31, 2024
Loss claim	2		73,830	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Investment Corp., alleging their involvement in the illegal activities of Lime Asset Management.	The first trial is ongoing as of December 31, 2024. (an appeal is planned following the first trial announced on February 14, 2025)
Loss claim	2		36,937	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Investment Corp., alleging their involvement in the illegal activities of Lime Asset Management.	The first trial is ongoing as of December 31, 2024
Loss claim regarding responsibility for construction completion in a management-type land trust (Eojin-dong, Sejong-si,)	1		65,770

A case in which 13 plaintiffs, including OO Securities and others, claim the loan principal and interest, convertible bond principal and interest, and delayed damages due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.

					The first trial is ongoing as of December 31, 2024
Loss claim regarding responsibility for construction completion in a management-type land trust (Wonchang-dong, Incheon-si)	1		57,500

A case in which 4 plaintiffs, including OO Capital and others, claim the loan principal and interest, and delayed damages due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.

					The first trial is ongoing as of December 31, 2024
Loss claim regarding responsibility for construction completion in a management-type land trust (Sanho-dong, Changwon-si)	1		52,360

A case in which 8 plaintiffs, including OO Securities and others, claim the loan principal and interest, due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.

					The first trial is ongoing as of December 31, 2024
Loss claim regarding responsibility for construction completion in a management-type land trust (Naegang-ri, Anseong-si)	1		47,400

A case in which 23 plaintiffs, including mutual finance companies, claim the loan principal and interest, due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.

					The first trial is ongoing as of December 31, 2024
Loss claims regarding responsibility for construction completion in a management-type land trust (others)	6		45,605	Claims for losses due to the failure to fulfill construction completion responsibilities in a management-type land trust.	The first trial is ongoing as of December 31, 2024
Others	1,091		778,132	Includes various cases, such as compensation for loss claim.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

1,106	~~W~~	1,190,630

47. Commitments and contingencies (continued)

(b) Pending litigations(continued)

The Group’s pending lawsuits as a defendant as of December 31, 2024 are as follows (continued):

As of the December 31, 2024, the Group has recorded ~~W~~ 114,750 million and ~~W~~ 5,450 million, respectively, as provisions and incurred claims element of insurance contract liabilities for litigations, etc., which are for the lawsuits ruled against in the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019.

The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then. Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’, and the Group was sentenced to a fine of ~~W~~ 50 million for neglection its duty of supervision. Meanwhile, the Group is still involved in civil litigation with Woori Bank, Mirae Asset Securities, Hana Bank, and Shin Young Securities regarding the criminal ruling mentioned above. On February 14, 2025, the consolidated entity partially lost in the first trial with Woori Bank and Mirae Asset Securities. Considering the first trial verdict, the Group has recognized a litigation provision of approximately ~~W~~ 101.4 billion as of the end of the current period.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2023, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize NH-UK Peterborough Power Plant Trust and others through a post-settlement method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

47. Commitments and contingencies (continued)

(e) The Group is responsible for the completion of construction if the contractor fails to fulfill its obligations. In the event that the Group fails to meet its responsibilities, it is currently engaged in a responsible-for-completion land trust project to compensate for damages incurred by the financial institutions. The status of land trust project with completion guarantee progress as of the period ended December 31, 2024, is as follows:

			Loan commitments with financial institution (*1)
Description	Number of constructions		Temporary loan	Limit loan	Outstanding balance with financial institution
Construction site in progress without failure to meet completion	21	~~W~~	851,901	744,389	1,309,186
Construction site in progress with contractor's failure to meet completion	7		233,500	196,899	390,839
Construction site in progress with contractor's failure to meet completion by the Group (*2)	9		157,270	196,299	352,458
	37	~~W~~	1,242,671	1,137,587	2,052,483

(*1) The outstanding loan commitment balance including lump-sum payments, limit deductions, and repayments.

(*2) Land trust projects with completion guarantees that are subject to ongoing litigation have been included.

(f) As of the end of the current period, the Group may provide trust account loans for a portion of the total project cost in relation to 52 borrowed-land trust contracts, including the Magok D13 Knowledge Industry Center in Gangseo-gu, Seoul. The maximum additional loan amount (unused limit) is ~~W~~ 383,071 million. The decision on whether the Group will provide trust account loans for the relevant projects is not an unconditional obligation but is determined after comprehensively considering various factors, including proprietary accounts and the cash flow plans of each trust project.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

48. Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Cash and due from banks at amortized cost	~~W~~	40,547,054	34,650,390
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,655,932)	(1,322,274)
Restricted due from banks		(3,643,579)	(2,911,232)
		(5,299,511)	(4,233,506)
	~~W~~	35,247,543	30,416,884

(b) Significant non-cash activities for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Transfers from construction-in-progress to property and equipment	~~W~~	26,185	82,179
Transfers between property and equipment and investment property		77,752	16,678
Transfers between assets held for sale and property and equipment		1,039	2,442
Transfers between investment property and assets held for sale		5,551	6,057
Accounts payable for purchase of intangible assets, etc.		(132,270)	374,685
Transaction for right-of-use assets		578,651	299,672

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

48. Statement of cash flows (continued)

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840
Changes from cash flows		119,361	(8,231,239)	9,578,027	(272,634)	-	1,193,515
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	(131,663)	(4,401)	22,787	-	(113,277)
Changes in foreign currency		-	770,798	2,178,255	28,602	-	2,977,655
Other		(617,651)	611,125	452,248	498,020	6,467	950,209
Ending balance	~~W~~	(140,273)	49,920,373	93,765,854	890,689	261,299	144,697,942

`

		December 31, 2023
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558
Changes from cash flows		79,563	8,153,087	3,865,582	(262,055)	209,969	12,046,146
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	(61,561)	33,295	18,855	-	(9,411)
Changes in foreign currency		-	90,914	197,895	(4,331)	32	284,510
Other		(253,480)	(560,263)	176,170	238,106	(2,496)	(401,963)
Ending balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

49. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries and associates, refer to 'Note 16'.

(a) Balances with the related parties as of December 31, 2024 and 2023 are as follows:

Related party	Account		December 31, 2024	December 31, 2023
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	154	105
〃	ACL		(1)	(1)
〃	Accrued income		23	32
〃	Deposits		5,559	2,984
〃	Allowance for Undrawn Commitment		1	2
Incorporated association Finance Saving Information Center	Credit card loans		2	-
〃	Deposits		3	7
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,700	12,000
〃	ACL		(247)	(471)
〃	Accrued income		-	51
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		71	310
KOREA FINANCE SECURITY CO., LTD	Deposits		131	132
〃	Credit card loans		6	-
Korea Credit Bureau	Deposits		24	640
〃	Credit card loans		616	-
〃	ACL		(1)	-
Goduck Gangil1 PFV Co., Ltd	Deposits		4	11
SBC PFV Co., Ltd	Loans		984,600	-
〃	ACL		(1,345)	-
〃	Accrued income		89	-
〃	Deposits		105	13,113
Goduck Gangil10 PFV Co., Ltd	Loans		-	1,100
〃	ACL		-	(5)
〃	Deposits		11,899	7,568
EDNCENTRAL Co.,Ltd.	Loans		25,400	-
〃	ACL		(74)	-
〃	Accrued income		64	-
〃	Deposits		1,170	-
〃	Provisions		156	-
Shinhan Global Healthcare Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Neoplux Market-Frontier Secondary Fund	Account receivables		-	592
Gyeonggi-Neoplux Superman Fund	Account receivables		1,696	1,174
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		721	1,883
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		399	123
Neoplux No.3 Private Equity Fund	Account receivables		7,532	5,866
Korea Digital Asset Custody (*1)	Deposits		-	34
Shinhan Smilegate Global PEF I	Unearned revenue		-	7
WaveTechnology co.Ltd	Deposits		115	17

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

49. Related parties (continued)

(a) Balances with the related parties as of December 31, 2024 and 2023 are as follows (continued):

Related party	Account		December 31, 2024	December 31, 2023
Investments in associates (continued):
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables	~~W~~	1,402	1,596
iPIXEL Co.,Ltd.	Credit card loans		14	-
〃	ACL		(1)	-
〃	Deposits		717	11
〃	Allowance for Undrawn Commitment		1	-
CJL No.1 Private Equity Fund	Deposits		-	265
NewWave 6th Fund	Account receivables		877	984
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		852	923
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	33,000
〃	ACL		(30)	(36)
〃	Accrued income		75	81
〃	Deposits		1,340	1,134
Shinhan-Albatross tech investment Fund	Deposits		4,339	2,229
Shinhan Global Active REIT Co.Ltd (*1), (*2)	Deposits		-	206
Shinhan VC tomorrow venture fund 1	Account receivables		2,474	730
SH Global Net Zero Solution Security Investment Trust (*1)	Accrued income		-	2
SEOKWANG T&I	Deposits		-	1
Shinhan Time 1st Investment fund	Deposits		64	151
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		-	52
NH-J&-IBKC Label Technology Fund	Deposits		59	301
Shinhan-JW Mezzanin New Technology Fund 1st (*1)	Unearned revenue		-	7
Shinhan M&A-ESG Investment fund	Account receivables		-	285
SH K REITs Infra Real Estate Investment Trust	Accrued income		5	-
Shinhan-CJ TechInnovation Fund 1st	Deposits		3,100	-
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		12	-
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		14	-
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		44	13
Capston General Private Real Estate Investment Trust No.26(Professional)	Loans		20,000	-
〃	ACL		(21)	-
〃	Accrued income		90	-
〃	Deposits		-	1
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		145	21
Shinhan-GB FutureFlow L.P.	Account receivables		41	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		503	-
Shinhan AIM FoF Fund 1-A	Derivative assets		3,511	-
PineStreet Global Corporate FoF XIII-2	Derivative assets		104	-
CASCADETECH INC	Deposits		35	-
SONGPA BIZ CLUSTER PFV CO LTD	Loans		22,424	-
〃	ACL		(119)	-
〃	Accrued income		26	-
STIC ALT Global II Private Equity Fund	Deposits		2,207	-
TECHFIN RATINGS Co., Ltd.(*3)	Credit card loans		13	-
〃	ACL		(2)	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

49. Related parties (continued)

(a) Balances with the related parties as of December 31, 2024 and 2023 are as follows (continued):

Related party	Account		December 31, 2024	December 31, 2023
〃	Deposits		21,611	-
〃	Allowance for Undrawn Commitment		7	-
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		14,000	-
〃	ACL		(27)	-
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	-
〃	ACL		(160)	-
〃	Accrued income		124	-
Shinhan-DS Mezzanine Fund 1	Unearned revenue		93	-
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		19	-
KR Seocho Co., Ltd	Loans		11,871	-
〃	ACL		(213)	-
〃	Accrued income		573	-
KB Distribution Private Real Estate 3-1	Loans		2,000	-
〃	ACL		(4)	-
〃	Accrued income		17	-
Key management personnel and their immediate relatives:	Loans		3,402	5,003
	Assets		1,165,189	68,038
	Liabilities	~~W~~	53,612	29,797

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.

(*2) It includes details of receivables and payables with the subsidiaries of associates for the year ended December 31, 2023.

(*3) Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd..

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

49. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows:

Related party	Account		December 31, 2024	December 31, 2023
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	1,312	4,125
〃	Provision of credit loss		-	(2)
〃	Interest expense		(12)	(57)
Shinhan-Albatross tech investment Fund	Fees and commission income		1,047	115
〃	Interest expense		(12)	(4)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		192	173
Shinhan-PS Investment Fund No.1	Fees and commission income		20	25
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		588	568
〃	Reversal of credit loss		223	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		886	1,262
KOREA FINANCE SECURITY CO., LTD	Fees and commission income		4	4
〃	Other administrative expense		(145)	-
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		3,122	589
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		148	140
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		158	56
Korea Credit Bureau	Fees and commission income		1,753	14
〃	Fees and commission expense		(4,830)	-
〃	Other administrative expense		(91)	-
Goduck Gangil1 PFV Co., Ltd	Interest income		-	143
〃	Reversal of credit loss		-	20
SBC PFV Co., Ltd	Fees and commission income		7,839	-
〃	Interest income		36,957	-
〃	Interest expense		(13)	(13)
〃	Provision for credit loss		(679)	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

49. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows (continued):

Related party	Account		December 31, 2024	December 31, 2023
Investments in associates (continued)
Goduck Gangil10 PFV Co., Ltd	Interest income	~~W~~	30	69
〃	Interest expense		(295)	(647)
〃	Reversal of credit loss		17	4
Korea Omega Project Fund I	Fees and commission income		146	166
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		18	39
EDNCENTRAL Co.,Ltd.	Interest income		615	-
〃	Interest expense		(2)	-
〃	Provision for credit loss		(74)	-
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		338	386
Future-Creation Neoplux Venture Capital Fund	Interest income		76	86
Neoplux Market-Frontier Secondary Fund	Fees and commission income		-	592
Gyeonggi-Neoplux Superman Fund	Fees and commission income		522	551
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		706	906
NewWave 6th Fund	Fees and commission income		877	984
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		401	496
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Interest income		-	36
Neoplux No.3 Private Equity Fund	Fees and commission income		-	2,676
Shinhan Smilegate Global PEF I	Fees and commission income		238	-
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		1,402	1,596
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		61	61
Ulmus SHC innovation investment fund	Fees and commission income		69	91
iPIXEL Co.,Ltd.	Interest expense		(1)	-
CJL No.1 Private Equity Fund	Interest expense		(2)	(10)
Reverent-Shinhan Vista Fund	Fees and commission income		80	80
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		120	268
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		93	100
Shinhan-Time mezzanine blind Fund	Fees and commission income		300	226
Shinhan VC tomorrow venture fund 1	Fees and commission income		2,474	3,280
JS Shinhan Private Equity Fund	Fees and commission income		600	600
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		722	444
Shinhan-Kunicorn first Fund	Fees and commission income		261	232
Shinhan-Quantum Startup Fund	Fees and commission income		153	153
Shinhan Simone Fund Ⅰ	Fees and commission income		78	78
ShinhanFitrin 1st Technology Business Investment Association	Fees and commission income		82	85
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		1,703	1,841
〃	Fees and commission income		143	163
〃	Interest expense		(2)	(2)
〃	Provision for credit loss		-	(8)
Shinhan-Dev healthcare Fund I	Fees and commission income		82	77
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		222	188

49. Related parties (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

(b) Transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows (continued):

Related party	Account		December 31, 2024	December 31, 2023
Global Commerce Fund	Fees and commission income	~~W~~	38	30
Shinhan-HGI Social Enterprise Fund	Fees and commission income		47	63
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		45	45
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		195	260
SH Global Net Zero Solution Security Investment Trust(*2)	Fees and commission income		17	75
SH 1.5years Maturity Investment Type Security Investment Trust No.2(*2)	Fees and commission income		4	16
Shinhan Global Active REIT Co.Ltd (*2), (*3)	Interest income		3,982	17
〃	Fees and commission income		2,498	-
〃	Derivative-related income		8,220	-
〃	Interest expense		(4)	(2)
〃	Reversal of credit loss		533	-
DS SHINHAN Content Investment Fund 1	Fees and commission income		18	18
Shinhan Time 1st Investment fund	Fees and commission income		26	26
SHINHAN SGC ESG Fund No.1	Fees and commission income		115	115
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		125	125
Shinhan-isquare Venture PEF 1	Fees and commission income		100	100
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		207	42
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		216	216
NH-J&-IBKC Label Technology Fund	Interest expense		(6)	(12)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		214	113
Shinhan M&A-ESG Investment fund	Fees and commission income		1,083	726
Shinhan-JW Mezzanin New Technology Fund 1st (*2)	Fees and commission income		7	46
MAN Global Strategy Bond(H)	Fees and commission income		5	2
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income		18	-
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income		24	-
Shinhan Time Secondary Blind New Technology Investment Trust	Fees and commission income		200	71
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		100	36
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		200	88
〃	Interest expense		(25)	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		100	49
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Fees and commission income		200	87
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		237	94
Shinhan HB Wellness 1st Investment Trust	Fees and commission income		77	35
Shinhan JN Wave Technology Investment Trust	Fees and commission income		18	2
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		135	13
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		310	163
Shinhan DS Secondary Investment Fund	Fees and commission income		303	139
Fortress-shinhan New Tech Fund No.1	Fees and commission income		101	27
Shinhan-Ulmus Sobujang hyeokshin Enterprise Investment Association No.7	Fees and commission income		94	18
49. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows (continued):

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

Related party	Account		December 31, 2024	December 31, 2023
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Fees and commission income		208	25
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		279	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		503	-
〃	Other expense		(2)	-
Shinhan AIM FoF Fund 1-A	Derivative-related income		3,331	-
〃	Derivative-related expense		(232)	-
〃	Other income		22	-
〃	Interest expense		(12)	-
PineStreet Global Corporate FoF XIII-2	Derivative-related income		96	-
Shinhan-Regent Fund Ⅰ	Fees and commission income		23	-
Shinhan-soo secondary Fund	Fees and commission income		247	-
The E&Shinhan New Growth Up Fund	Fees and commission income		216	-
CASCADETECH INC	Reversal of credit loss		6	-
TECHFIN RATINGS Co., Ltd.(*4)	Fees and commission income		2	-
〃	Interest expense		(726)	-
SONGPA BIZ CLUSTER PFV CO LTD	Interest income		356	-
〃	Fees and commission income		9,178	-
〃	Interest expense		(1)	-
STIC ALT Global II Private Equity Fund	Interest expense		(3)	-
Nomura-Rifa Private Real Estate Investment Trust No.31.	Interest income		746	-
〃	Provision for credit loss		(27)	-
Pacific Private Placement Real Estate Fund No.40	Interest income		825	-
Shinhan-DS Mezzanine Fund 1	Fees and commission income		172	-
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		20	-
Shinhan Time BM sobujang Fund	Fees and commission income		110	-
KR Seocho Co., Ltd	Interest income		1,287	-
Shinhan Market-Frontier Fund Ⅲ	Fees and commission income		1,022	-
SH K REITs Infra Real Estate Investment Trust[FoFs])	Fees and commission income		50	25
KB Distribution Private Real Estate 3-1	Interest income		103	-
〃	Provision for credit loss		(4)	-
Capstone REITs No.26	Interest income		589	-
〃	Provision for credit loss		(21)	-
Wave Technology	Fees and commission expense		(300)	-
Key management personnel and their immediate relatives
	Interest income		133	242
		~~W~~	98,783	26,270

(*1) Excluded from associates due to the loss of significant influence through disposal, liquidation, or other means for the year ended December 31, 2023.

(*2) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.

(*3) The transaction details between the associate and its subsidiary are included for the years ended December 31, 2024 and 2023.

(*4) Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd..

49. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2024 and 2023 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

		December 31, 2024	December 31, 2023
Short-term employee benefits	~~W~~	21,963	25,007
Severance benefits		824	809
Share-based payment transactions (*)		12,478	11,862
	~~W~~	35,265	37,678

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of December 31, 2024 and 2023 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		December 31, 2024	December 31, 2023	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	-	10,000	Unused loan limit
〃	SBC PFV Co., Ltd		65,400	-	Unused loan limit
〃	Key Management Personnel		2,801	3,241	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		846	895	Unused credit line
The Group	Structured entities		204,035	326,830	Purchase agreement
〃	〃		31,440	-	Derivates agreement
		~~W~~	304,522	340,966

(e) Details of collaterals provided by the related parties as of December 31, 2024 and 2023 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		December 31, 2024	December 31, 2023
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	-	2,400
	Logisvalley Shinhan REIT Co.,Ltd..	Collateral trust		39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust No.31.	Collateral trust		16,800	-
	SBC PFV Co., Ltd	Collateral trust		960,000	-
	Key Management Personnel	Properties		6,799	4,417
	〃	Deposits and etc.		1,466	1,127
	〃	Guarantee		2,132	1,308
				10,397	6,852
			~~W~~	1,026,797	48,852

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

49. Related parties (continued)

(f) Details of significant loan transactions with related parties as of December 31, 2024 and 2023 are as follows:

			December 31, 2024
Classification	Company		Beginning	Execution	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co.Ltd. (*2)		-	165,400	(125,700)	(39,700)	-
	SBC PFV Co., Ltd.		-	1,169,700	(185,100)	-	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	-	33,000
	CASCADETECH INC		-	66	(66)	-	-
	Nomura-Rifa Private Real Estate Investment Trust No.31.		-	28,000	(14,000)	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd		-	11,871	(7,000)	7,000	11,871
	SONGPA BIZ CLUSTER PFV CO LTD		-	22,424	-	-	22,424
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
	EDNCENTRAL Co.,Ltd		-	25,400	-	-	25,400
Key Management Personnel			5,005	1,493	(3,095)	-	3,403
Total		~~W~~	50,634	1,494,529	(370,536)	(32,229)	1,142,398

(*1) The effect on changes in allowance for credit loss is included.

(*2) It was excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under 'Others'

			December 31, 2023
Classification	Company		Beginning	Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	-	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	-	33,000
Key Management Personnel			6,563	3,154	(4,712)	-	5,005
Total		~~W~~	71,368	36,154	(56,537)	(351)	50,634

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

(*) The effect on changes in allowance for credit loss is included.

50. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Total assets:
Asset-backed securitization	~~W~~	193,570,970	214,750,119
Structured financing		506,473,200	427,272,034
Investment fund		508,704,815	364,272,967
	~~W~~	1,208,748,985	1,006,295,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

50. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	11,669	600,796	-	612,465
Loan at amortized cost		2,326,196	18,660,200	93,296	21,079,692
Securities at fair value through profit or loss		4,233,165	255,936	14,902,327	19,391,428
Derivate assets		16,012	-	-	16,012
Securities at fair value through other comprehensive income		4,124,742	176,273	-	4,301,015
Securities at amortized cost		4,879,484	-	93	4,879,577
Other assets		13,700	73,981	28,076	115,757
	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,130	220	-	3,350
Other liabilities		510	4,295	3	4,808
	~~W~~	3,640	4,515	3	8,158

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or loss		4,366,192	129,795	13,304,176	17,800,163
Derivate assets		674	-	-	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	-	65	4,806,969
Other assets		4,636	79,822	11,935	96,393
	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	-	10,254
Other liabilities		301	1,628	-	1,929
	~~W~~	10,240	1,943	-	12,183

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

50. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946
ABS and ABCP purchase agreements		1,125,400	224,184	2,246,239	3,595,823
Loan commitments		327,367	916,236	41,656	1,285,259
Guarantees		111,150	8,900	-	120,050
Others		-	383,071	-	383,071
	~~W~~	17,168,885	21,299,577	17,311,687	55,780,149

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
ABS and ABCP purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	-	1,267,042
Others		-	429,549	-	429,549
	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

51. subsequent events

To enhance the shareholders’ value, the Company made a decision on the acquisition and retirement of treasury stock amounted to ~~W~~ 500 billion based on the resolution of the board of directors on February 6, 2025.

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited the internal control over financial reporting (“ICFR”) for consolidation purposes of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”) as of December 31, 2024 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2024, based on ICFR Design and Operation Framework.

We have also audited, in accordance with Korean Standards on Auditing (KSAs), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of material accounting policies and other explanatory information, and our report dated March 4, 2025 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting for consolidation purposes in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying ‘ICFR Operating Status Report for Consolidation Purposes by CEO and IAM.’

Those charged with governance are responsible for overseeing the Group’s internal control over financial reporting for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Jung-Soo Bok.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting for consolidation purposes. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Financial Group Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Financial Group Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting for Consolidation Purposes ("ICFR") for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'ICFR Evaluation and Reporting Best Practice Guideline' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

March 4, 2025

JIN, Ok Dong( )
Chief Executive Officer

CHUN, Sang Yung( )
Internal Accounting Manager